                                                                    EXHIBIT 99.1



                             ASM INTERNATIONAL N.V.


                                       and


                                 CITIBANK, N.A.
                                   as Trustee



                         -------------------------------


                                    INDENTURE

                                   Dated as of

                                December 6, 2004


                         -------------------------------


                  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2011


                  ---------------------------------------------


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
                                                     TABLE OF CONTENTS

ARTICLE 1.             DEFINITIONS...............................................................................1

         Section 1.01          Definitions.......................................................................1

ARTICLE 2.             ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES........................12

         Section 2.01          Designation Amount and Issue of Notes............................................12

         Section 2.02          Form of Notes....................................................................12

         Section 2.03          Date and Denomination of Notes; Payments of Interest.............................13

         Section 2.04          Execution of Notes...............................................................15

         Section 2.05          Exchange and Registration of Transfer of Notes, Restrictions
                               on Transfer; Depositary .........................................................15

         Section 2.06          Mutilated, Destroyed, Lost or Stolen Notes.......................................25

         Section 2.07          Temporary Notes..................................................................26

         Section 2.08          Cancellation of Notes Paid, etc..................................................27

         Section 2.09          CUSIP and ISIN Numbers and Common Code...........................................27

ARTICLE 3.             REDEMPTION OF NOTES......................................................................27

         Section 3.01          Redemption of Notes..............................................................27

         Section 3.02          Notice of Redemptions; Selection of Notes........................................28

         Section 3.03          Payment of Notes Called for Redemption...........................................29

         Section 3.04          Conversion Arrangement on Call for Redemption....................................30

         Section 3.05          Purchase of Notes at Option of Holders Upon a Fundamental Change.................31

         Section 3.06          Effect of Fundamental Change Purchase Notice; Withdrawal; Payment................34

         Section 3.07          Deposit of Redemption Price or the Fundamental Change Purchase Price.............36

         Section 3.08          Redemption Upon Occurrence of Accounting Event...................................36

         Section 3.09          Notes Purchased in Part..........................................................37

         Section 3.10          Covenant to Comply With Securities Laws Upon Purchase of Notes...................37

         Section 3.11          When Notes Presented for Repurchase Become Due and Payable.......................37

ARTICLE 4.             SUBORDINATION OF NOTES...................................................................37

         Section 4.01          Agreement of Subordination.......................................................37
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
         Section 4.02          Payments to Noteholders..........................................................38

         Section 4.03          Subrogation of Notes.............................................................40

         Section 4.04          Authorization to Effect Subordination............................................41

         Section 4.05          Notice to Trustee................................................................41

         Section 4.06          Trustee's Relation to Senior Indebtedness........................................42

         Section 4.07          No Impairment of Subordination...................................................43

         Section 4.08          Certain Conversions Not Deemed Payment...........................................43

         Section 4.09          Article Applicable to Paying Agents..............................................43

         Section 4.10          Senior Indebtedness Entitled to Rely.............................................44

         Section 4.11          Reliance on Judicial Order or Certificate of Liquidating Agent...................44

ARTICLE 5.             PARTICULAR COVENANTS OF THE COMPANY......................................................44

         Section 5.01          Payment of Principal, Premium and Interest.......................................44

         Section 5.02          Maintenance of Office or Agency..................................................44

         Section 5.03          Appointments to Fill Vacancies in Trustee's Office...............................45

         Section 5.04          Provisions as to Paying Agent....................................................45

         Section 5.05          Existence........................................................................46

         Section 5.06          Maintenance of Properties........................................................46

         Section 5.07          Payment of Taxes and Other Claims................................................46

         Section 5.08          Rule 144A Information Requirement................................................47

         Section 5.09          Stay, Extension and Usury Laws...................................................47

         Section 5.10          Compliance Certificate...........................................................47

         Section 5.11          Liquidated Damages...............................................................48

         Section 5.12          Payment Of Additional Amounts....................................................48

ARTICLE 6.             NOTEHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE............................49

         Section 6.01          Noteholders' Lists...............................................................49

         Section 6.02          Preservation and Disclosure of Lists.............................................50

         Section 6.03          Reports by Trustee...............................................................50

         Section 6.04          Reports by Company...............................................................50

ARTICLE 7.             REMEDIES OF THE TRUSTEE AND NOTEHOLDERS ON AN EVENT OF DEFAULT...........................51

         Section 7.01          Events of Default................................................................51
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         Section 7.02          Payments of Notes on Default; Suit Therefor......................................53

         Section 7.03          Application of Monies Collected by Trustee.......................................54

         Section 7.04          Proceedings by Noteholder........................................................55

         Section 7.05          Proceedings by Trustee...........................................................56

         Section 7.06          Remedies Cumulative and Continuing...............................................56

         Section 7.07          Direction of Proceedings and Waiver of Defaults by Noteholders...................56

         Section 7.08          Notice of Defaults...............................................................57

         Section 7.09          Undertaking to Pay Costs.........................................................57

ARTICLE 8.             THE TRUSTEE..............................................................................57

         Section 8.01          Duties and Responsibilities of Trustee...........................................57

         Section 8.02          Reliance on Documents, Opinions, etc.............................................58

         Section 8.03          No Responsibility for Recitals, etc..............................................60

         Section 8.04          Trustee, Paying Agents, Conversion Agents or Registrar May Own Notes.............60

         Section 8.05          Monies to Be Held in Trust.......................................................60

         Section 8.06          Compensation and Expenses of Trustee.............................................60

         Section 8.07          Officers' Certificate as Evidence................................................61

         Section 8.08          Conflicting Interests of Trustee.................................................61

         Section 8.09          Eligibility of Trustee...........................................................61

         Section 8.10          Resignation or Removal of Trustee................................................61

         Section 8.11          Acceptance by Successor Trustee..................................................63

         Section 8.12          Succession by Merger, etc........................................................63

         Section 8.13          Preferential Collection of Claims................................................64

         Section 8.14          Trustee's Application for Instructions from the Company..........................64

ARTICLE 9.             THE NOTEHOLDERS..........................................................................64

         Section 9.01          Action by Noteholders............................................................64

         Section 9.02          Proof of Execution by Noteholders................................................64

         Section 9.03          Who Are Deemed Absolute Owners...................................................65

         Section 9.04          Company Owned Notes Disregarded..................................................65

         Section 9.05          Revocation of Consents; Future Holders Bound.....................................65

ARTICLE 10.            MEETINGS OF NOTEHOLDERS..................................................................66
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
         Section 10.01         Purpose of Meetings..............................................................66

         Section 10.02         Call of Meetings by Trustee......................................................66

         Section 10.03         Call of Meetings by Company or Noteholders.......................................66

         Section 10.04         Qualifications for Voting........................................................67

         Section 10.05         Regulations......................................................................67

         Section 10.06         Voting...........................................................................67

         Section 10.07         No Delay of Rights by Meeting....................................................68

ARTICLE 11.            SUPPLEMENTAL INDENTURES..................................................................68

         Section 11.01         Supplemental Indentures Without Consent Of Noteholders...........................68

         Section 11.02         Supplemental Indenture with Consent of Noteholders...............................69

         Section 11.03         Effect of Supplemental Indenture.................................................70

         Section 11.04         Notation on Notes................................................................70

         Section 11.05         Evidence of Compliance of Supplemental Indenture to Be Furnished to Trustee......71

ARTICLE 12.            CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE........................................71

         Section 12.01         Company May Consolidate, etc. on Certain Terms...................................71

         Section 12.02         Successor Corporation to Be Substituted..........................................71

         Section 12.03         Opinion of Counsel to Be Given Trustee...........................................72

ARTICLE 13.            SATISFACTION AND DISCHARGE OF INDENTURE..................................................72

         Section 13.01         Discharge of Indenture...........................................................72

         Section 13.02         Deposited Monies to Be Held in Trust by Trustee..................................73

         Section 13.03         Paying Agent to Repay Monies Held in Trust by Trustee............................73

         Section 13.04         Return of Unclaimed Monies.......................................................73

         Section 13.05         Reinstatement....................................................................73

ARTICLE 14.            IMMUNITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS..........................74

         Section 14.01         Indenture and Notes Solely Corporate Obligations.................................74

ARTICLE 15.            CONVERSION OF NOTES......................................................................74

         Section 15.01         Right to Convert.................................................................74

         Section 15.02         Conversion Procedure; Conversion Price; Fractional Shares........................77

         Section 15.03         Settlement Procedures Upon Conversion Prior to the
                               Shareholder Approval Date .......................................................78
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         Section 15.04         Shareholder Approval; Additional Interest........................................80

         Section 15.05         Adjustment of Conversion Rate....................................................80

         Section 15.06         Consolidation or Merger of the Company...........................................91

         Section 15.07         Rights Issued In Respect Of Common Shares Issued Upon Conversion.................92

         Section 15.08         Taxes on Shares Issued...........................................................93

         Section 15.09         Reservation of Common Shares; Common Shares to Be Fully
                               Paid; Compliance with Governmental Requirements; Listing of
                               Common Shares ...................................................................93

         Section 15.10         Responsibility of Trustee........................................................94

         Section 15.11         Notice to Holders Prior to Certain Actions.......................................94

         Section 15.12         Conversion After a Public Acquirer Fundamental Change............................95

ARTICLE 16.            MISCELLANEOUS PROVISIONS.................................................................95

         Section 16.01         Provisions Binding on Company's Successors.......................................95

         Section 16.02         Official Acts by Successor Corporation...........................................95

         Section 16.03         Addresses for Notices, etc.......................................................96

         Section 16.04         Governing Law....................................................................96

         Section 16.05         Evidence of Compliance with Conditions Precedent;
                               Certificates To Trustee .........................................................96

         Section 16.06         Legal Holidays...................................................................97

         Section 16.07         Trust Indenture Act..............................................................97

         Section 16.08         No Security Interest Created.....................................................97

         Section 16.09         Benefits of Indenture............................................................97

         Section 16.10         Table of Contents, Headings, etc.................................................97

         Section 16.11         Authenticating Agent.............................................................97

         Section 16.12         Execution in Counterparts........................................................98

         Section 16.13         Severability.....................................................................98
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Reconciliation and Tie Between the Trust Indenture Act of 1939 and Indenture,
dated as of December 6, 2004, between ASM International N.V. and Citibank, N.A., as Trustee.

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
TRUST INDENTURE ACT SECTION                                    INDENTURE SECTION
Section 310(a)(1) .........................................................8.09
              (a)(2).......................................................8.09
              (a)(3).......................................................N.A.
              (a)(4).......................................................N.A.
              (a)(5)  .....................................................8.09
              (b)........................................8.08; 8.09; 8.10; 8.11
Section 311(a).............................................................8.13
              (b)..........................................................8.13
              (c)..........................................................8.13
Section 312(a).............................................................6.01
              (b).......................................................6.02(a)
              (b)(2)....................................................6.02(c)
Section 313(a)..........................................................6.03(a)
              (b).......................................................6.03(a)
              (c).......................................................6.03(a)
              (d).......................................................6.03(b)
Section 314(a).............................................................6.04
              (b)..........................................................N.A.
              (c)(1)......................................................16.05
              (c)(2)......................................................16.05
              (c)(3).......................................................N.A.
              (d)..........................................................N.A.
              (e).........................................................16.05
Section 315(a).............................................................8.01
              (b)..........................................................7.08
              (c)..........................................................8.01
              (d)..........................................................8.01
              (d)(1)....................................................8.01(a)
              (d)(2)....................................................8.01(b)
              (d)(3)....................................................8.01(c)
              (e)..........................................................7.09
Section 316(a).............................................................7.07
              (a)(1)(A)....................................................7.07
              (a)(1)(B)....................................................7.07
              (a)(2).......................................................N.A.
              (b)..........................................................7.04
Section 317(a)(1)..........................................................7.05
              (a)(2).......................................................7.05
              (b)..........................................................5.04
Section 318(a)............................................................16.07
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*     Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

**    Note: N.A. means Not Applicable.

                                    INDENTURE


      INDENTURE, dated as of December 6, 2004, between ASM International N.V., a public limited liability corporation organized under the laws of the Kingdom of the Netherlands (hereinafter called the "Company"), and Citibank, N.A., a national banking association, as trustee hereunder (hereinafter called the "Trustee").


                                   WITNESSETH:

      WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issue of its 4.25% Convertible Subordinated Notes due 2011 (hereinafter called the "Notes") in an aggregate principal amount not to exceed $150,000,000 and, to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

      WHEREAS, the Notes, the certificate of authentication to be borne by the Notes, a form of assignment, a form of option to elect repurchase upon a Fundamental Change, and a form of conversion notice to be borne by the Notes are to be substantially in the forms hereinafter provided for; and

      WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and to constitute this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issue hereunder of the Notes have in all respects been duly authorized.

      NOW, THEREFORE, THIS INDENTURE WITNESSETH:

      That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Notes (except as otherwise provided below), as follows:

                                   ARTICLE 1.
                                   DEFINITIONS

      Section 1.01 Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. All other terms used in this Indenture that are defined in the Trust Indenture Act or which are by reference therein defined in the Securities Act (except as herein otherwise expressly provided or unless the context otherwise requires) shall have the meanings assigned to such terms in said Trust Indenture Act and in said Securities Act as in force at the date of the execution of this Indenture. The words "herein", "hereof", "hereunder", and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other Subdivision. The terms defined in this Article include the plural as well as the singular.

      "110% Trading Price Exception" has the meaning specified in Section 3.05(a)(ii)(A).

      "Accounting Event" means a determination by the Company that there has occurred or exists any event or condition that results in adverse accounting consequences in respect of the Notes under generally accepted accounting principles in the United States or the Netherlands or under international financial reporting standards.

      "Additional Amounts" has the meaning specified in Section 5.12.

      "Additional Shares" has the meaning specified in Section 15.01(b).

      "Adjustment Event" has the meaning specified in Section 15.05(r).

      "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

      "Applicable Procedures" has the meaning specified in Section 2.05(a).

      "Business Day" means any day other than a Saturday, Sunday or day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

      "Capital Stock" for any entity means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity issued by that entity, but excluding any debt securities convertible into such equity.

      "cash, property or securities" has the meaning specified in Section 4.02.

      "Certificated Note" means a physical definitive Note.

      "Clearing Agent" means Euroclear, Clearstream Luxembourg or DTC.

      "Clearstream Luxembourg" means Clearstream Banking, societe anonyme.

      "Closing Sale Price" of the Common Shares or any security for which the term is used on any date means the closing sale price per share on such date as:

                  (i) reported on The Nasdaq National Market, Inc.;

                  (ii) if such security is not so reported on any such date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which such security is so listed;

                  (iii) if such security is not so reported, the average of the bid and ask prices for such security on such date as reported on The Nasdaq National Market, Inc.; or

                  (iv) if there is more than one such average for either bid prices or ask prices reported on The Nasdaq National Market, Inc. on such date, the average of the average bid and average ask prices for such security on such date as reported on The Nasdaq National Market, Inc.

      In the absence of such quotations, the Company shall be entitled to determine the Closing Sale Price on the basis it considers appropriate. The Closing Sale Price shall be determined without reference to extended or after hours trading.

      "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

      "Common Shares" means any stock of any class of the Company which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and which is not subject to redemption by the Company. Subject to the provisions of Section 15.04, however, shares issuable on conversion of Notes shall include only shares of the class designated as common shares of the Company at the date of this Indenture (namely, the common shares, par value E.04 per share or shares of any class or classes resulting from any reclassification or reclassifications thereof) and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and which are not subject to redemption by the Company; provided, however, that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

      "Company" means the corporation named as the "Company" in the first paragraph of this Indenture, and, subject to the provisions of Article 12, shall include its successors and assigns.

      "Company Notice" has the meaning specified in Section 3.05(b).

      "Continuing Members" has the meaning specified in Section 3.05(a).

      "Conversion Notice Date" means the date on which the Company receives a Holder's properly completed notice of intent to convert.

      "Conversion Price" means an amount equal to $1,000 divided by the Conversion Rate.

      "Conversion Rate" means, for each $1,000 principal amount of the Notes,
48.0307 Common Shares, subject to adjustment as provided in Article 15.

      "Conversion Value" means, per each $1,000 principal amount of Notes, an amount equal to the product of the Current Market Price for Common Shares multiplied by the then-current Conversion Rate.

      "Corporate Trust Office" or other similar term, means the designated office of the Trustee at which at any particular time its corporate trust business shall be administered, which office is, at the date as of which this Indenture is dated, located at 388 Greenwich Street, Corporate Trust Department, 14th Floor, New York, New York 10013, Attention: Agency and Trust (Account of ASM International N.V.).

      "Current Market Price" as used in Section 15.03(a), shall mean the average of the Closing Sale Price of the Common Shares during (except as otherwise specified in Section 15.03(a)(i)(B)) the twenty (20) Trading Days immediately following the Conversion Notice Date; and as otherwise used in Article 15, shall have the meaning specified in Section 15.05(i)(i).

      "Custodian" means the Trustee, as custodian for DTC, with respect to the Notes in global form, or any successor entity thereto.

      "Defaulted Interest" has the meaning specified in Section 2.03.

      "Depositary" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.05(d)(v) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, "Depositary" shall mean or include such successor.

      "Designated Senior Indebtedness" means the Company's obligations under any particular Senior Indebtedness with respect to which (a) the outstanding principal balance of such Senior Indebtedness is at least $5,000,000 and (b) the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of this Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness). If any payment made to any holder of any Designated Senior Indebtedness or its Representative with respect to such Designated Senior Indebtedness is rescinded or must otherwise be returned by such holder or Representative upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the reinstated Indebtedness of the Company arising as a result of such rescission or return shall constitute Designated Senior Indebtedness effective as of the date of such rescission or return.

      "Determination Date" has the meaning specified in Section 15.05(r).

      "Distribution Compliance Period" has the meaning specified in Section 2.05(a).

      "DTC" means The Depository Trust Company, a New York corporation.

      "Dutch Bearer Shares" means Common Shares that are issued in the Netherlands as bearer shares in a form suitable for delivery in settlement of transactions on Euronext Amsterdam N.V.

      "Euroclear" means Euroclear Bank S.A./N.V. as operator of the Euroclear System.

      "Event Of Default" means any event specified in Section 7.01(a), (b), (c),
(d), (e) or (f).

      "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

      "Exchange Event" has the meaning specified in Section 2.05(c).

      "Expiration Time" has the meaning specified in Section 15.05(f).

      "Fair Market Value" has the meaning specified in Section 15.05(i)(ii).

      "Fundamental Change" has the meaning specified in Section 3.05(a).

      "Fundamental Change Expiration Time" has the meaning specified in Section 3.05(b).

      "Fundamental Change Purchase Date" has the meaning specified in Section 3.05(a)(i).

      "Fundamental Change Purchase Notice" has the meaning specified in Section 3.05(c).

      "Fundamental Change Purchase Price" has the meaning specified in Section 3.05(a)(i).

      "Global Note" has the meaning specified in Section 2.02.

      "Indebtedness" means, with respect to any Person, and without duplication,
(a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Person in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services; (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances; (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property; (d) all obligations of such

Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement; (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d); (f) any indebtedness or other obligations described in clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

      "Indenture" means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

      "Initial Purchasers" means Lehman Brothers International (Europe) and CIBC World Markets Corp.

      "interest record date" has the meaning specified in Section 2.03.

      "Issue Date" of any Note means the date on which the Note was originally issued or deemed issued as set forth on the face of the Note.

      "junior securities" has the meaning specified in Section 4.08.

      "Liquidated Damages" has the meaning specified for "Liquidated Damages Amount" in Section 2(e) of the Registration Rights Agreement.

      "Liquidated Damages Notice" has the meaning specified in Section 5.11.

      "Management Board" means the management board of the Company, as described in Article 17 of the Company's Articles of Association and as constituted from time to time.

      "majority owned" means having "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity's Capital Stock that are entitled to vote generally in the election of directors.

      "New York Shares" means Common Shares that are registered with the Company's transfer agent in the United States, Citibank, N.A.

      "Non-Electing Share" has the meaning specified in Section 15.06(c).

      "Non-Payment Default" has the meaning specified in Section 4.02(ii).

      "Non-Stock Fundamental Change" has the meaning specified in Section 15.01(b).

      "Note" or "Notes" means any Note or Notes, as the case may be, authenticated and delivered under this Indenture, including an interest or interests in the Global Notes (including, as the context requires, either the Series A Notes or the Series B Notes).

      "Note Register" has the meaning specified in Section 2.05(b).

      "Note Registrar" has the meaning specified in Section 2.05(b).

      "Noteholder" or "Holder" as applied to any Note, or other similar terms (but excluding the term "beneficial holder"), means any Person in whose name at the time a particular Note is registered on the Note Registrar's books, provided, however, that for so long as any of the Notes is represented by a Global Note held on behalf of any or any of its nominees, as the case may be, each Person who is for the time being shown in the records of the Clearing Agents as the holder of a particular principal amount of such Notes (in which regard any certificate or other document issued by the Clearing Agents as to the principal amount of the Notes standing to the account of any Person shall be conclusive and binding for all purposes except in the case of manifest error), shall be treated by the Company, the Trustee and the agent of either of them as the holder of such principal amount of such Notes for all purposes other than with respect to the payment of principal or interest or any other amount on the relevant Notes, for which purpose the registered owner of the relevant Global Note shall be treated by the Company, the Trustee and the agent of either of them as the holder of such Notes in accordance with and subject to the terms of the relevant Global Note.

      "Officer" or "Officers", when used with respect to the Company, means any individual authorized by the Company to carry out a particular act for and on behalf of the Company.

      "Officers' Certificate", when used with respect to the Company, means a certificate of the Company signed by the Chairman or any member of the Management Board.

      "Opinion Of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, or other counsel reasonably acceptable to the Trustee.

      "Outstanding", when used with reference to Notes and subject to the provisions of Section 9.04, means, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

            (a) Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

            (b) Notes, or portions thereof, (i) for the redemption of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Company) or (ii) which shall have been otherwise defeased in accordance with Article 13;

            (c) Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of
Section 2.06;

            (d) Notes converted into Common Shares pursuant to Article 15 and Notes deemed not outstanding pursuant to Article 3; and

            (e) Series A Notes that have been redeemed and cancelled pursuant to
Section 2.08 or redeemed and cancelled or deemed redeemed and cancelled pursuant to Section 3.08.

      "Payment Blockage Notice" has the meaning specified in Section 4.02(ii).

      "Payment Default" has the meaning specified in Section 4.02(i).

      "Person" means a corporation, an association, a partnership, a limited liability company, an individual, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

      "Portal Market" means The Portal Market operated by the NASD, Inc. or any successor thereto.

      "Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note, and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of a lost, destroyed or stolen Note shall be deemed to evidence the same debt as the lost, destroyed or stolen Note that it replaces.

      "Public Acquirer Common Stock" means a class of common stock of an acquirer traded on any U.S. national securities exchange or quoted on the Nasdaq National Market, Inc. or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change. If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have Public Acquirer Common Stock if a corporation that directly or indirectly majority owns the acquirer has a class of common stock satisfying the foregoing requirement; in such case, all references to Public Acquirer Common Stock shall refer to such class of common stock.

      "Public Acquirer Fundamental Change" means any event constituting a Non-Stock Fundamental Change in which the acquirer has Public Acquirer Common Stock.

      "Purchase Agreement" has the meaning specified in Section 2.05(a).

      "Purchased Shares" has the meaning specified in Section 15.05(f)(i).

      "QIB" means a "qualified institutional buyer" as defined in Rule 144A.

      "Record Date" has the meaning specified in Section 15.05(i)(iii).

      "Redemption Date" shall mean the date as specified in a notice of redemption on which the Notes may be redeemed in accordance with the terms of the Notes and this Indenture, provided, however, that the date specified in the notice of redemption of Series A Notes as provided in Section 3.08 shall not be a Redemption Date.

      "Registration Rights Agreement" means that certain Registration Rights Agreement, dated as of December 6, 2004, between the Company and the Initial Purchasers, as amended from time to time in accordance with its terms.

      "Regulation S" means Regulation S under the Securities Act.

      "Regulation S Global Note" means a Global Note representing Notes issued and sold pursuant to Regulation S.

      "Regulation S Note" means a Note issued and sold pursuant to Regulation S.

      "Representative" means (a) the indenture trustee or other trustee, agent or representative for holders of Senior Indebtedness or (b) with respect to any Senior Indebtedness that does not have any such trustee, agent or other representative, (i) in the case of such Senior Indebtedness issued pursuant to an agreement providing for voting arrangements as among the holders or owners of such Senior Indebtedness, any holder or owner of such Senior Indebtedness acting with the consent of the required persons necessary to bind such holders or owners of such Senior Indebtedness and (ii) in the case of all other such Senior Indebtedness, the holder or owner of such Senior Indebtedness.

      "Responsible Officer", when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

      "Restricted Global Note" means a Global Note that bears the restrictive legend set forth in Section 2.05 representing Notes issued and sold pursuant to Rule 144A.

        "Restricted Note" means a Note that is a "restricted security" as defined in Rule 144A under the Securities Act.

      "Restricted Securities" means the Notes (together with any Common Shares issued upon conversion of the Notes) that bear or are required to bear the restrictive legends set forth in Section 2.05.

      "Restricted Securities Holding Period" has the meaning set forth in
Section 2.05(c)(ii).

      "Rule 144A" means Rule 144A as promulgated under the Securities Act.

      "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

      "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness of the Company whether outstanding on the date of this Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary of the Company. If any payment made to any holder of any Senior Indebtedness or its Representative with respect to such Senior Indebtedness is rescinded or must otherwise be returned by such holder or Representative upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the reinstated Indebtedness of the Company arising as a result of such rescission or return shall constitute Senior Indebtedness effective as of the date of such rescission or return.

      "Series A Notes" means any Note or Notes, as the case may be, authenticated and delivered under this Indenture prior to the Shareholder Approval Date.

      "Series B Notes" means any Note or Notes, as the case may be, authenticated and delivered under this Indenture and issued or deemed issued upon redemption or deemed redemption of the Series A Notes as described in
Section 3.08.

      "Share Cap" means 28 Common Shares per $1,000 principal amount of Notes.

      "Shareholder Approval" means approval by the shareholders of the Company of the issuance of such number of Common Shares as is necessary to ensure that $150,000,000 principal amount of Notes may be converted entirely into Common Shares at the Conversion Price in effect from time to time.

      "Shareholder Approval Date" shall mean the date on which the Company obtains the Shareholder Approval.

      "Shelf Registration Statement" has the meaning specified for "Shelf Registration Statement" in the Registration Rights Agreement.

      "Significant Subsidiary" means, as of any date of determination, a Subsidiary of the Company, if as of such date of determination either (a) the assets of such subsidiary equal 10% or more of the Company's total consolidated assets or (b) the total revenue of which represented 10% or more of the Company's consolidated total revenue for the most recently completed fiscal year.

      "Stock Price" has the meaning specified in Section 15.01(b).

      "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock or other equity interest entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or of one or more subsidiaries of such Person (or any combination thereof).

      "Supervisory Board" means the supervisory board of the Company, as described in Articles 22 and 23 of the Company's Articles of Association and as constituted from time to time.

      "Taxes" has the meaning specified in Section 5.12.

      "Taxing Authority" means any governmental authority or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

      "Trading Day" means (i) for the purpose of calculating the number of Common Shares and the amount of cash deliverable upon conversion of the Notes under Section 15.03, a day during which trading in securities generally occurs on the National Association of Securities Dealers Automated Quotation System or, in the case of Common Shares, if the Common Shares are not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which the Common Shares are then traded; provided that for purposes of this clause (i), no day on which the Common Shares experience any of the following shall be a Trading Day:

      - any suspension of or limitation imposed on trading of the Common Shares on any national or regional securities exchange or association or over-the-counter market;

      - any event (other than an event listed in the immediately succeeding bulleted paragraph) that disrupts or impairs the ability of market participants in general to (i) effect transactions in or obtain market values for the Common Shares on any relevant national or regional securities exchange or association or over-the-counter market, or (ii) effect transactions in or obtain market values for, futures or options contracts relating to the Common Shares on any relevant national or regional securities exchange or association or over-the-counter market; or

      - any relevant national or regional securities exchange or association or over-the-counter market on which the Common Shares trade closes on any exchange business day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such business day;

and (ii) for all other purposes (x) if the applicable security is quoted on the National Association of Securities Dealers Automated Quotation System, a day on which trades may be made thereon or (y) if the applicable security is listed or admitted for trading on the New York Stock Exchange, Euronext Amsterdam or another national securities exchange, a day on which such national securities exchange is open for business or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

      "transfer" means any sale, pledge, loan, transfer or other disposition whatsoever of any Restricted Security.

      "Trigger Event" has the meaning specified in Section 15.05(d).

      "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, as it was in force at the date of this Indenture, except as provided in Section
11.03 and Section 15.04; provided, however, that, in the event the Trust Indenture Act of 1939 is amended after the date hereof, the term "Trust Indenture Act" shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939 as so amended.

      "Trustee" means Citibank, N.A. and its successors and any corporation resulting from or surviving any consolidation or merger to which it or its successors may be a party and any successor trustee at the time serving as successor trustee hereunder.

      The definitions of certain other terms are as specified in Section 2.05 and 3.05 and Article 15.



                                   ARTICLE 2.
        ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

      Section 2.01 Designation Amount and Issue of Notes. The Notes shall be designated as "4.25% Convertible Subordinated Notes due 2011". Notes not to exceed the aggregate principal amount of $150,000,000 (excluding any Notes cancelled, redeemed, converted, exchanged or destroyed pursuant to Sections 2.05, 2.06, 3.03, 3.05, 3.08 and 15.02 hereof) upon the execution of this Indenture, or from time to time thereafter, may be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Notes to or upon the written order of the Company, signed by the Chairman or any other member of the Management Board, without any further action by the Company hereunder.

      Section 2.02 Form of Notes. The Notes and the Trustee's certificate of authentication to be borne by such Notes shall be substantially in the form set forth in Exhibit A hereto. The terms and provisions contained in the forms of Notes attached as Exhibit A hereto shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

      Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends and endorsements as the Officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed, or to conform to usage, or to indicate any special limitations or restrictions to which any particular Notes are subject.

      So long as the Notes are eligible for book-entry settlement with the Depositary, or unless otherwise required by law, or otherwise contemplated by
Section 2.05(c), all Notes will be represented by one or more Notes in global form registered in the name of the Depositary or the nominee of the Depositary (a "Global Note"). The transfer and exchange of beneficial interests in any such Global Note shall be effected through the Depositary in accordance with this Indenture and the applicable procedures of the Depositary. Except as provided in
Section 2.05(d), beneficial owners of a Global Note shall not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders of such Global Note.

      Any Global Note shall represent such of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate amount outstanding Notes from time to time endorsed thereon and that the aggregate amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect redemptions, repurchases, conversions, transfers or exchanges permitted hereby. Any endorsement of the Global Notes to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the holder of such Notes in accordance with this Indenture. Payment of principal of and interest and premium, if any, on the Global Notes shall be made to the holder of such Note.

      Section 2.03 Date and Denomination of Notes; Payments of Interest. The Global Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of the form of each such Note attached as Exhibit A hereto. Interest on the Notes shall be computed on the basis of a 360 day year comprised of twelve (12) 30 day months.

      The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any interest record date with respect to any interest payment date shall be entitled to receive the interest payable on such interest payment date, except (i) that the interest payable upon any Redemption Date or any Fundamental Change Purchase Date that is after the interest record date and on or prior to the corresponding interest payment date, as the case may be, will be payable to the Person to whom principal is payable and (ii) as set forth in the next succeeding sentence. In the case of any Note (or portion thereof) that is converted pursuant to Article 15 during the period from (but excluding) an interest record date to (but excluding) the next succeeding interest payment date, such Note (or portion thereof) that is submitted for conversion during such period shall be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The immediately preceding sentence shall not apply (x) if a Fundamental Change Purchase Date falls during such period, (y) to any overdue interest that exists on the Conversion Date with respect to such Note, or (z) to a Holder that converts Notes after an interest record date but prior to the corresponding interest payment date that has been called for redemption with a Redemption Date that is on or prior to the third Business Day after such interest payment date. If the Notes are called for redemption on a Redemption Date that is after an interest record date but on or prior to the third Business Day after the corresponding interest payment date, and prior to the interest payment date the Holder chooses to convert the Notes, the Holder shall receive on the Redemption Date the amount of interest that would have been payable if the Notes had not been converted, unless interest has otherwise been paid on the Notes on the interest payment date.

      Interest shall be payable at the office of the Company maintained by the Company for such purposes in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the Trustee and may, as the Company shall specify to the paying agent in writing by each interest record date, be paid by check mailed to the address of the Person entitled thereto as it appears in the Note Register (provided that the holder of Notes with an aggregate principal amount in excess of $2,000,000 shall, at the written election of such holder, be paid by wire transfer in immediately available funds); provided, however, that payments to the Depositary and its participants Euroclear and Clearstream Luxembourg will be made by wire transfer of immediately available funds to the account of the Depositary and its participants Euroclear and Clearstream Luxembourg, as applicable, or their respective appropriate nominee. The term "interest record date" with respect to any interest payment date shall mean the May 23 or November 22 preceding the relevant June 6 or December 6, respectively.

      Any interest on any Note which is payable, but is not punctually paid or duly provided for, on any June 6 or December 6 (herein called "Defaulted Interest") shall forthwith cease to be payable to the Noteholder on the relevant interest record date by virtue of his having been such Noteholder, and such Defaulted Interest shall be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

            (1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest to be paid on each Note and the date of the payment (which shall be not less than twenty-five (25) days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Person entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall be not more than fifteen (15) days and not less than ten (10) days prior to the date of the proposed payment, and not less than ten (10) days after the receipt by the Trustee of the notice of the proposed payment, the Trustee shall promptly notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first-class postage prepaid, to each Noteholder at his address as it appears in the Note Register, not less than ten (10) days prior to such special record date.

      Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) were registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (2) of this Section 2.03.

            (2) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

      Section 2.04 Execution of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual or facsimile signature of the Chairman or any other member of the Management Board and attested by the manual or facsimile signature of its Secretary or any of its Assistant Secretaries or its Treasurer or any of its Assistant Treasurers (which may be printed, engraved or otherwise reproduced thereon, by facsimile or otherwise). Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the forms of Note attached as Exhibit A hereto, manually executed by the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 16.11), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

      In case any Officer of the Company who shall have signed any of the Notes shall cease to be such officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the person who signed such Notes had not ceased to be such officer of the Company, and any Note may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Note, shall be the proper officers of the Company, although at the date of the execution of this Indenture any such person was not such an officer.

      Section 2.05 Exchange and Registration of Transfer of Notes, Restrictions on Transfer; Depositary.

            (a) Notwithstanding any other provision of the Indenture or the Notes, transfers and exchanges of Notes and beneficial interests in the Global Notes of the kinds specified in this Section 2.05(a) shall be made only in accordance with this Section 2.05(a).

      Restricted Global Note to Regulation S Global Note. If the Notes are issued in the form of the Global Notes, and if a Holder of a beneficial interest in the Restricted Global Note deposited with DTC or its custodian wishes at any time to exchange its interest in the Restricted Global Note for an interest in the Regulation S Global Note, or to transfer its interest in the Restricted Global Note to a Person who wishes to take delivery thereof in the form of an interest in the Regulation S Global Note, such Holder may, subject to the rules and procedures of the relevant Clearing Agent, to the extent applicable (the "Applicable Procedures") and the requirements set forth in the following sentence, exchange or transfer or cause the exchange or transfer of such interest for an equivalent beneficial interest in the Regulation S Global Note. Upon receipt by the Note Registrar, as transfer agent, of (A) instructions given in accordance with the Applicable Procedures directing the Note Registrar to credit or cause to be credited a beneficial interest in the Regulation S Global
Note in an amount equal to the beneficial interest in the Restricted Global Note to be exchanged or transferred, (B) an order given by the Holder of such beneficial interest in accordance with the Applicable Procedures containing information regarding the participation account of the relevant Clearing Agent, to be credited with such increase; provided, that prior to and including the 40th day after the later of the Closing Date and the last Option Closing Date (each as defined in the Purchase Agreement, dated as of December 1, 2004 (the "Purchase Agreement") between the Company and the Initial Purchasers) (the "Distribution Compliance Period"), such information shall designate the Euroclear or Clearstream Luxembourg account to be credited with such increase and the name of such account, and (C) a written certification in substantially the form of Exhibit C hereto given by the holder of such beneficial interest stating that the exchange or transfer of such interest has been made in compliance with the transfer restrictions applicable to the Notes and that such transfer or exchange has been made pursuant to, and in accordance with, Rule 903 or 904 under Regulation S, as the case may be, the Note Registrar, as transfer agent, shall instruct DTC to reduce the Restricted Global Note by the aggregate principal amount of the beneficial interest in Restricted Global Note to be so exchanged or transferred, and the Note Registrar, as transfer agent, shall instruct the relevant Clearing Agent, concurrently with such reduction, to increase the principal amount of Regulation S Global Note by the aggregate principal amount of the beneficial interest in the Restricted Global Note to be so exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions (who, in the case of exchanges made during the Distribution Compliance Period, shall be Euroclear or Clearstream Luxembourg, or both, as the case may be) a beneficial interest in the Regulation S Global Note equal to the reduction in the principal amount of the Restricted Global Note.

      Regulation S Global Note to Restricted Global Note. If the Notes are issued in the form of Global Notes, and if a Holder of a beneficial interest in the Regulation S Global Note deposited with a common depositary for Euroclear and Clearstream Luxembourg wishes at any time to exchange its interest in the Regulation S Global Note for an interest in the Restricted Global Note, or to transfer its interest in the Regulation S Global Note to a Person who wishes to take delivery thereof in the form of an interest in the Restricted Global Note, such Holder may, subject to the Applicable Procedures and to the requirements set forth in the following sentence, exchange or transfer or cause the exchange or transfer of such interest for an equivalent beneficial interest in the Regulation S Global Note. Upon receipt by the Note Registrar, as transfer agent, of (A) instructions from the relevant Clearing Agent, directing the Note Registrar, as transfer agent, to credit or cause to be credited a beneficial interest in the Restricted Global Note equal to the beneficial interest in the Regulation S Global Note to be exchanged or transferred, and (B) with respect to an exchange or transfer of an interest in the Regulation S Global Note during the Distribution Compliance Period for an interest in the Restricted Global Note, a written certification in substantially the form of Exhibit D or Exhibit E, respectively, hereto given by the Holder of such exchanged beneficial interest in the Regulation S Global Note or transferee of such transferred beneficial interest in the Regulation S Global Note, and stating that the Holder is a QIB, or the transferee is acquiring such interest in such Restricted Global Note for its own account or for an account or accounts with respect to which it exercises sole investment discretion and that it and, if applicable, each such account, is a QIB, and is obtaining such beneficial interest in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state or other jurisdiction of the United States, the Note Registrar, as transfer agent, shall instruct Euroclear or Clearstream Luxembourg, as the case may be, to reduce the principal amount of the Regulation S Global Note by the aggregate principal amount of the beneficial interest in the Regulation S Global Note to be exchanged or transferred, and the Registrar, as transfer agent, shall instruct DTC concurrently with such reduction, to increase the principal amount of the Restricted Global Note by the aggregate principal amount of the beneficial interest in the Regulation S Global Note to be so exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Restricted Global Note equal to the reduction in the principal amount of the Regulation S Global Note.

      Notwithstanding anything to the contrary, transfers and exchanges of interests in the Restricted Global Note and the Regulation S Global Note shall be recorded only in the book-entry system of the relevant Clearing Agent and any increase or decrease of the principal amount of the Regulation S Global Note or Restricted Global Note, as the case may be, shall be recorded by an appropriate adjustment in the records of the Note Registrar and the relevant Clearing Agent in accordance with Applicable Procedures.

            (b) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office and in any other office or agency of the Company designated pursuant to Section 5.02 being herein sometimes collectively referred to as the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. The Note Register shall be in written form or in any form capable of being converted into written form within a reasonably prompt period of time. The Trustee is hereby appointed "Note Registrar" for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-registrars in accordance with
Section 5.02.

      Upon surrender for registration of transfer of any Note to the Note Registrar or any co-registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

      No service charge shall be made to any holder for any registration of transfer or exchange of Notes, but the Company may require payment by the holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes.

      Neither the Company nor the Trustee nor any Note Registrar shall be required to exchange or register a transfer of (a) any Notes for a period of fifteen (15) days next preceding any selection of Notes to be redeemed or to be deemed to be redeemed, (b) any Notes or portions thereof called for redemption pursuant to Section 3.02, (c) any Notes or portions thereof surrendered for conversion pursuant to Article 15, (d) any Notes or portions thereof tendered for redemption (and not withdrawn) pursuant to Section 3.05, or (e) any Series A Note deemed to have been surrendered by Holders thereof pursuant to Section 3.08.

            (c) Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary or a nominee thereof and delivered to such Depositary or a nominee thereof or Custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture. Notwithstanding any other provision in this Indenture, beneficial interests in the Global Notes may be exchanged for Certificated Notes in the name or names of any Person designated by the Holder of interests in the Global Notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of the Depositary in accordance with customary practice and only in the event (an "Exchange Event") that (i) DTC notifies the Company that it is unwilling or unable to continue as a clearing system in connection with the Notes or DTC ceases to be a clearing agency registered under the Exchange Act and a successor clearing system is not appointed by the Company within 90 days after receipt of such notice; (ii) (in the case of any Regulation S Global Note only) Euroclear or Clearstream Luxembourg is closed for a continuous period of 30 days (other than by reason of legal holidays) or announces an intention to permanently cease business; (iii) an Event of Default shall have occurred and the maturity of the Notes shall have been accelerated in accordance with the terms of the Notes and any Holder shall have requested in writing the issuance of Certificated Notes following such an occurrence; or (iv) the Company shall have determined in its sole discretion that the Notes shall no longer be represented by Global Notes. Any Restricted Global Note or Regulation S Global Note exchanged for a Certificated Note pursuant to Clause (i) or (ii) above shall be so exchanged in whole and not in part and any Restricted Global Note or Regulation S Global Note exchanged for a Certificated Note pursuant to Clause (iii) or (iv) above may be exchanged in whole or from time to time in part as directed by the relevant Holder.

                  (i) So long as the Notes are eligible for book-entry settlement with the Depositary, or unless otherwise required by law, upon any transfer of a Certificated Note to a QIB in accordance with Rule 144A that requests delivery of such Note in the form of an interest in the Restricted Global Note, and upon receipt of the Certificated Note or Notes being so transferred, together with a certification, substantially in the form on the reverse of the Note, from the transferor that the transfer is being made in compliance with Rule 144A (or other evidence satisfactory to the Trustee), the Trustee shall make an endorsement on the Restricted Global Note to reflect an increase in the aggregate principal amount of the Notes represented by such Restricted Global Note, and the Trustee shall cancel such Certificated Note or Notes in accordance with the standing instructions and procedures of the Depositary, the aggregate principal amount of the Notes represented by such Restricted Global Note to be increased accordingly.

                  (ii) Upon any sale or transfer of a Note to the Company or any Affiliate thereof (other than pursuant to a registration statement that has been declared effective under the Securities Act or after the expiration of the holding period applicable to sales thereof under Rule 144(k) under the Securities Act (or any successor) (it being understood that with respect to the initial issuance and sale of the Notes by the Company, such holding period shall be deemed to have commenced on the Closing Date (as defined in the Purchase Agreement)) (the "Restricted Securities Holding Period"), the transferor shall, prior to such sale or transfer, furnish to the Company and/or Trustee such certifications, legal opinions or other information as they may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Upon any transfer of a beneficial interest in a Global Note to the Company or such Affiliate, as the case may be, the Trustee shall make an endorsement on the Global Note to reflect a decrease in the aggregate principal amount of the Notes represented by such Global Note.

                  (iii) Upon any sale or transfer of a Note outside the United States in compliance with Rule 903 or 904 under the Securities Act, as the case may be (other than pursuant to a registration statement that has been declared effective under the Securities Act or after the expiration of the Restricted Securities Holding Period), the transferor shall, prior to such sale or transfer, furnish to the Company and/or the Trustee such certifications, legal opinions or other information as they may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Upon any transfer of a beneficial interest in the Regulation S Global Note to such transferee, the Trustee shall make an endorsement on the Regulation S Global Note to reflect a decrease in the aggregate principal amount of the Notes represented by such Regulation S Global Note, and the Company shall either (1) execute a Certificated Note or Notes in exchange therefor, and the Trustee, upon receipt of such Certificated Note or Notes and the written order of the Company, shall authenticate and deliver such, Certificated Note or Notes or (2) if a Regulation S Global Note has previously been executed and authenticated, the Trustee shall make an endorsement on such Regulation S Global Note to reflect a corresponding increase in the aggregate principal amount of Notes represented by Regulation S Global Note.

                  (iv) Upon any sale or transfer of a Note pursuant to the exemption from registration provided by Rule 144 under the Securities Act, the transferor shall, prior to such sale or transfer, furnish to the Company and/or the Trustee such certifications, legal opinions or other information as they may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Upon any transfer of a beneficial interest in the Global Note to such transferee, the Trustee shall make an endorsement on the Global Note to reflect a decrease in the aggregate principal amount of the Notes represented by such Global Note, and, the Trustee shall make an endorsement on the Global Note that does not bear the appropriate legend set forth in Section 2.05(d) to reflect a corresponding increase in the aggregate principal amount of Notes represented by such Global Note. If a Global Note that does not bear the legend set forth in Section 2.05(d)(ii) or (iii) is not then outstanding, the Company shall execute and the Trustee shall authenticate and deliver an unlegended Global Note to the Depositary.

      Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian, the Depositary or by the NASD, Inc. in order for the Notes to be tradeable on The Portal Market or as may be required for the Notes to be tradeable on any other market developed for trading of securities pursuant to Rule 144A or required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

            (d) (i) Each Restricted Note shall be subject to the restrictions on transfer set forth in Section 2.05(d)(ii) (including those set forth in the legend set forth below) unless such restrictions on transfer shall be waived by written consent of the Company, and the holder of each such Restricted Security, by such Noteholder's acceptance thereof, agrees to be bound by all such restrictions on transfer.

                  (ii) Until the expiration of the Restricted Securities Holding Period, any Restricted Note (and all securities issued in exchange therefor or substitution thereof, other than Common Shares, if any, issued upon conversion thereof) shall bear a legend in substantially the following form, unless such Restricted Note has been sold pursuant to a registration statement that has been declared effective under the Securities Act (and which continues to be effective at the time of such transfer), or unless otherwise agreed by the Company in writing, with written notice thereof to the Trustee:

            THE NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, UNITED STATES PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT
            (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A UNITED STATES PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT; (2) AGREES THAT IT WILL NOT, PRIOR TO EXPIRATION OF THE HOLDING PERIOD APPLICABLE TO SALES OF THE NOTE EVIDENCED HEREBY UNDER RULE 144(K) UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION), RESELL OR OTHERWISE TRANSFER THE NOTE EVIDENCED HEREBY OR THE COMMON SHARES ISSUABLE UPON CONVERSION OF SUCH NOTE EXCEPT

            (A) TO ASM INTERNATIONAL N.V. OR ITS AFFILIATES, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR 904 UNDER THE SECURITIES ACT OR (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE); (3) PRIOR TO SUCH TRANSFER, AGREES THAT IT WILL FURNISH TO CITIBANK, N.A., AS REGISTRAR (OR A SUCCESSOR REGISTRAR, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (4) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THE NOTE EVIDENCED HEREBY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THIS LEGEND WILL BE REMOVED UPON THE TRANSFER OF THE NOTE EVIDENCED HEREBY UNDER RULE 144(K) UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION) OR A TRANSFER PURSUANT TO CLAUSE (2)(C) OR CLAUSE (2)(D) ABOVE. AS USED HEREIN, THE TERMS "UNITED STATES" AND "UNITED STATES PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.


            Any Restricted Note (or security issued in exchange or substitution therefor) as to which such restrictions on transfer shall have expired in accordance with their terms or as to which the conditions for removal of the foregoing legend set forth therein have been satisfied may, upon surrender of such certificate evidencing an interest in a Restricted Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend above. However, a Person acquiring such an interest after expiration of the holding period shall be deemed to have made the representations set forth in the legend above.

                  (iii) Until the expiration of the Distribution Compliance Period, any Regulation S Note (and all securities issued in exchange therefor or substitution thereof, other than Common Shares, if any, issued upon conversion thereof) shall bear a legend in substantially the following form, unless such Regulation S Note has been sold pursuant to a registration statement that has been declared effective under the Securities Act (and which continues to be effective at the time of such transfer), or unless otherwise agreed by the Company in writing, with written notice thereof to the Trustee. If the Restricted Note surrendered for exchange is represented by a Restricted Global Note, the principal amount of the Restricted Global Note shall be reduced by the appropriate principal amount and the principal amount of a Global Note without the legend set forth in this Section 2.05(d)(iii). If a Global Note that does not bear the legend set forth in Section 2.05(d)(ii) is not then outstanding, the Company shall execute and the Trustee shall authenticate and deliver an unlegended Global Note to the Depositary.

            THE NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF UNITED STATES PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS ACQUIRING THE NOTES IN AN "OFFSHORE TRANSACTION" AS DEFINED IN RULE 902(H) UNDER THE SECURITIES ACT; (2) AGREES THAT IT WILL NOT, PRIOR TO EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD ENDING AT LEAST 40 DAYS AFTER THE LATER OF THE CLOSING DATE OF THE INITIAL OFFERING OF NOTES AND THE LAST CLOSING DATE IN RESPECT OF ANY ADDITIONAL NOTES ISSUED (AS DEFINED IN THE PURCHASE AGREEMENT), RESELL OR OTHERWISE TRANSFER THE NOTE EVIDENCED HEREBY OR THE COMMON SHARES ISSUABLE UPON CONVERSION OF SUCH NOTE EXCEPT (A) TO ASM INTERNATIONAL N.V. OR ANY AFFILIATE THEREOF OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR 904 UNDER THE SECURITIES ACT; (3) AGREES, PRIOR TO SUCH TRANSFER, TO FURNISH TO CITIBANK, N.A., AS REGSITRAR (OR A SUCCESSOR REGISTRAR, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS THE TRUSTEE MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (4) AGREES TO DELIVER TO EACH PERSON TO WHOM THE NOTE EVIDENCED HEREBY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS "UNITED STATES" AND "UNITED STATES PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

            Any Regulation S Note (or security issued in exchange or substitution therefor) as to which such restrictions on transfer shall have expired in accordance with their terms or as to which the conditions for removal of the foregoing legend set forth therein have been satisfied may, upon surrender of such Regulation S

      Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend above. If the Regulation S Note surrendered for exchange is represented by a Regulation S Global Note, the principal amount of the Restricted Global Note shall be reduced by the appropriate principal amount and the principal amount of a Global Note without the legend set forth in this Section 2.05(d)(iii). If a Global Note that does not bear the legend set forth in this Section 2.05(d)(iii) is not then outstanding, the Company shall execute and the Trustee shall authenticate and deliver an unlegended Global Note to the Depositary.

                  (iv) Any certificate representing New York Shares issued upon conversion of (1) any Regulation S Note prior to the expiration of the Distribution Compliance Period or (2) any Restricted Note prior to the expiration of the Restricted Securities Holding Period, shall bear a legend in substantially the following form, unless such New York Shares have been sold pursuant to a registration statement that has been declared effective under the Securities Act (and which continues to be effective at the time of such transfer) or such New York Shares have been issued upon conversion of Notes that have been transferred pursuant to a registration statement that has been declared effective under the Securities Act, or unless otherwise agreed by the Company in writing with written notice thereof to the transfer agent.

            THE COMMON SHARES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF UNITED STATES PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. THE HOLDER HEREOF AGREES THAT UNTIL THE EXPIRATION OF THE HOLDING PERIOD APPLICABLE TO SALES OF THE SECURITY EVIDENCED HEREBY UNDER RULE 144(K) UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION), (1) IT WILL NOT RESELL OR OTHERWISE TRANSFER THE COMMON SHARES EVIDENCED HEREBY EXCEPT (A) TO ASM INTERNATIONAL N.V. OR ITS AFFILIATES, (B) INSIDE THE UNITED STATES TO A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES
            ACT) IN COMPLIANCE WITH RULE 144A, (C) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (E) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT (AND WHICH CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH

            TRANSFER); (2) PRIOR TO SUCH TRANSFER (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 1(E) ABOVE), IT WILL FURNISH TO CITIBANK, N.A., AS NEW YORK TRANSFER AGENT (OR A SUCCESSOR NEW YORK TRANSFER AGENT, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) IT WILL DELIVER TO EACH PERSON TO WHOM THE COMMON SHARES EVIDENCED HEREBY ARE TRANSFERRED (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 1(C), (D) OR (E) ABOVE) A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THIS LEGEND WILL BE REMOVED UPON THE EARLIER OF THE TRANSFER OF THE COMMON SHARES EVIDENCED HERBY PURSUANT TO CLAUSE 1(C), (D) OR (E) ABOVE OR UPON ANY TRANSFER OF THE COMMON SHARES EVIDENCED HEREBY AFTER THE EXPIRATION OF THE HOLDING PERIOD APPLICABLE TO SALES OF THE SECURITY EVIDENCED HEREBY UNDER RULE 144(K) UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION). AS USED HEREIN, THE TERMS "UNITED STATES" AND "UNITED STATES PERSON" HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

            Any such Common Shares as to which such restrictions on transfer shall have expired in accordance with their terms or as to which the conditions for removal of the foregoing legend set forth therein have been satisfied may, upon surrender of the certificates representing such Common Shares for exchange in accordance with the procedures of the transfer agent for the Common Shares, be exchanged for a new certificate or certificates for a like number of Common Shares, which shall not bear the restrictive legend above.

                  (v) Notwithstanding any other provisions of this Indenture (other than the provisions set forth in Section 2.05(c), with respect to transfers of beneficial interests in the Global Notes, and in this Section 2.05(d)), the Global Notes may not be transferred as a whole or in part except by the relevant Depositary to its nominee or by the relevant Depositary's nominee to the relevant Depositary or another nominee or by the relevant Depositary or any such nominee to a successor relevant Depositary or such successor's nominee.

      The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints DTC to act as Depositary with respect to the Global Notes. Initially, the Restricted Global Note and the Regulation S Global Note shall be issued to DTC, registered in the name of Cede & Co., as the nominee of DTC, and deposited with the Custodian for Cede & Co.

         If at any time the relevant Depositary notifies the Company that it is unwilling or unable to continue as Depositary, the Company may appoint a successor Depositary. If a successor Depositary is not appointed by the Company within ninety (90) days after the Company receives such notice, the Company will execute, and the Trustee, upon receipt of an Officers' Certificate for the authentication and delivery of Notes, will authenticate and deliver, Certificated Notes, in aggregate principal amount equal to the principal amount of the Note, in exchange for the Note.

         If a Certificated Note is issued in exchange for any portion of the Global Notes after the close of business at the office or agency where such exchange occurs on any interest record date and before the opening of business at such office or agency on the next succeeding interest payment date, interest will not be payable on such interest payment date in respect of such Certificated Note, but will be payable on such interest payment date, subject to the provisions of Section 2.03, only to the Person to whom interest in respect of such portion of the Global Notes is payable in accordance with the provisions of this Indenture.

         Certificated Notes issued in exchange for all or a part of the Global Notes pursuant to this Section 2.05 shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such Certificated Notes to the Persons in whose names such Certificated Notes are so registered.

         At such time as all interests in the Global Notes have been redeemed, converted, canceled, exchanged for Certificated Notes, or transferred to a transferee who receives Certificated Notes, the Global Notes shall, upon receipt thereof, be canceled by the Trustee in accordance with standing procedures and instructions existing between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in the Global Notes is exchanged for Certificated Notes, redeemed, converted, repurchased or canceled, or transferred to a transferee who receives Certificated Notes therefor or any Certificated
Note is exchanged or transferred for part of the Global Notes, the principal amount of such Global Notes shall, in accordance with the standing procedures and instructions existing between the relevant Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on such Global Notes, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction or increase.

            (e) Any Note or Common Shares issued upon the conversion or exchange of a Note that, prior to the expiration of the Restricted Securities Holding Period, is purchased or owned by the Company or any Affiliate thereof may not be resold by the Company or such Affiliate unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction which results in such Notes or Common Shares, as the case may be, no longer being "restricted securities" (as defined under Rule
144).

         Section 2.06 Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and make available for delivery, a new Note, bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

         Following receipt by the Trustee or such authenticating agent, as the case may be, of satisfactory security or indemnity and evidence, as described in the preceding paragraph, the Trustee or such authenticating agent may authenticate any such substituted Note and make available for delivery such Note. Upon the issuance of any substituted Note, the Company may require the payment by the holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Note which has matured or is about to mature or has been called for redemption or has been tendered for redemption (and not withdrawn) or is to be converted into Common Shares shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, the Trustee and, if applicable, any paying agent or conversion agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

         Every substitute Note issued pursuant to the provisions of this Section
2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment or conversion of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment or conversion of negotiable instruments or other securities without their surrender.

         Section 2.07 Temporary Notes. Pending the preparation of Certificated Notes, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon the written request of the Company, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Certificated Notes, but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Certificated Notes. Without unreasonable delay the Company will execute and deliver to the Trustee or such authenticating agent Certificated Notes (other than in the case of Notes in global form) and thereupon any or all temporary Notes (other than any such Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 5.02 and the Trustee or such authenticating agent shall authenticate and make available for delivery in exchange for such temporary Notes an equal aggregate principal amount of Certificated Notes. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Certificated Notes authenticated and delivered hereunder.

         Section 2.08 Cancellation of Notes Paid, etc. Subject to the following paragraph, all Notes surrendered for the purpose of payment, redemption, conversion, exchange or registration of transfer shall, if surrendered to the Company or any paying agent or any Note Registrar or any conversion agent, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee, shall be promptly canceled by it, and no Notes shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of such canceled Notes in accordance with its customary procedures. If the Company shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.

         In the event that the Company exercises its right pursuant to Section
3.08 to issue Series B Notes in exchange for Series A Notes and does not elect to issue certificates representing Series B Notes, deemed surrender and cancellation of Series A Notes shall occur as provided in Section 3.08.

         Section 2.09 CUSIP and ISIN Numbers and Common Code. The Company in issuing the Restricted Note may use a "CUSIP" number (if then generally in use), and, if so, the Trustee shall use the CUSIP number in notices of redemption as a convenience to Noteholders; the Company in issuing the Regulation S Note may use an "ISIN" number and common code (if then generally in use), and, if so, the Trustee shall use the ISIN number and common code in notices of redemption as a convenience to Noteholders; provided, in either case, however, that any such notice may state that no representation is made as to the correctness of such number either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such number. The Company will promptly notify the Trustee of any change in the CUSIP number or in the ISIN number and common code.


                                   ARTICLE 3.
                               REDEMPTION OF NOTES

         Section 3.01 Redemption of Notes. Except as otherwise provided in
Section 3.05 and Section 3.08, the Company may not redeem any Notes prior to December 6, 2007. At any time on or after December 6, 2007 and prior to maturity, the Notes may be redeemed at the option of the Company, in whole or in part, upon notice as set forth in Section 3.02, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, together with accrued and unpaid interest, if any, to, but excluding the Redemption Date, if the Closing Sale Price shall have exceeded 130% of the Conversion Price then in effect on each of at least 20 Trading Days in the consecutive 30 Trading Day period ending as of the date the Company gives notice of a redemption pursuant to Section 3.02 or a date not more than two Business Days prior to the giving of such notice.

         The Company may not redeem the Notes if it has failed to pay any interest on the Notes when due and such failure to pay is continuing or if Additional Amounts are or will become payable on the Notes, except as otherwise provided in Section 3.05 and 3.08.

         Section 3.02 Notice of Redemptions; Selection of Notes. In case the Company shall desire to exercise the right to redeem all or, as the case may be, any part of the Notes pursuant to Section 3.01, it shall fix a date for redemption and it or, at its written request received by the Trustee not fewer than fifteen (15) days prior (or such shorter period of time as may be acceptable to the Trustee) to the date a notice of redemption is to be mailed to Holders of the Notes, the Trustee in the name of and at the expense of the Company, shall mail or cause to be mailed a notice of such redemption not fewer than thirty (30) nor more than sixty (60) days prior to the Redemption Date to the holders of Notes so to be redeemed as a whole or in part at their last addresses as the same appear on the Note Register; provided, however, that notice of such redemption shall be mailed within two Business Days after the consecutive 30 Trading Day period, and provided further that if the Company shall give such notice, it shall also give written notice, and written notice of the Notes to be redeemed, to the Trustee. Such mailing shall be by first class mail. The notice if mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the holder of any Note designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Concurrently with the mailing of any such notice of redemption, the Company will issue a press release containing the relevant information and make this information available on the Company's web site or through such other public medium as it may use at that time. The failure to issue any such press release or any defect therein shall not affect the validity of the redemption notice or any of the proceedings for the redemption of any Note called for redemption.

         Each such notice of redemption shall specify the aggregate principal amount of Notes to be redeemed, the CUSIP number, or ISIN number and common code, if any, of the Notes being redeemed, the date fixed for redemption (which shall be a Business Day in accordance with Section 16.06), the redemption price at which Notes are to be redeemed, the place or places of payment, that payment will be made upon presentation and surrender of such Notes, that interest accrued to the Redemption Date will be paid as specified in said notice, and that on and after said date interest thereon or on the portion thereof to be redeemed will cease to accrue. Such notice shall also state the current Conversion Price and the date on which the right to convert such Notes or portions thereof into Common Shares will expire. If fewer than all the Notes are to be redeemed, the notice of redemption shall identify the Notes to be redeemed (including the CUSIP number, or ISIN number and common code, if any). In case any Note is to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that, on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

         On or prior to the Redemption Date specified in the notice of redemption given as provided in this Section 3.02, the Company will deposit with the Trustee or with one or more paying agents (or, if the Company is acting as its own paying agent, set aside, segregate and hold in trust as provided in
Section 5.04(b)) an amount of money in immediately available funds sufficient to redeem on the Redemption Date all the Notes (or portions thereof) so called for redemption (other than those theretofore surrendered for conversion into Common Shares) at the appropriate redemption price, together with accrued and unpaid interest to, but excluding, the Redemption Date; provided, however, that if such payment is made on the Redemption Date it must be received by the Trustee or paying agent, as the case may be, by 10:00 a.m. (New York City time) on such date. Subject to Section 8.05, the Company shall be entitled to retain any interest, yield or gain on amounts deposited with the Trustee or any paying agent pursuant to this Section 3.02 in excess of amounts required hereunder to pay the redemption price together with accrued and unpaid interest to, but excluding, the Redemption Date. If any Note called for redemption is converted into Common Shares pursuant hereto prior to such redemption, any money deposited with the Trustee or any paying agent or so segregated and held in trust for the redemption of such Note shall be paid to the Company upon its written request, or, if then held by the Company, shall be discharged from such trust. Whenever any Notes are to be redeemed, the Company will give the Trustee written notice in the form of an Officers' Certificate not fewer than forty-five (45) days (or such shorter period of time as may be acceptable to the Trustee) prior to the Redemption Date as to the aggregate principal amount of Notes to be redeemed.

         If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the Trustee deems fair and appropriate. If any Note selected for partial redemption is submitted for conversion in part after such selection, the portion of such Note submitted for conversion shall be deemed (so far as may be) to be the portion to be selected for redemption. The Notes (or portions thereof) so selected shall be deemed duly selected for redemption for all purposes hereof, notwithstanding that any such Note is submitted for conversion in part before the mailing of the notice of redemption.

         Upon any redemption of less than all of the outstanding Notes, the Company and the Trustee may (but need not), solely for purposes of determining the pro rata allocation among such Notes as are unconverted and outstanding at the time of redemption, treat as outstanding any Notes surrendered for conversion during the period of fifteen (15) days next preceding the mailing of a notice of redemption and may (but need not) treat as outstanding any Note authenticated and delivered during such period in exchange for the unconverted portion of any Note converted in part during such period.

         Section 3.03 Payment of Notes Called for Redemption. If notice of redemption has been given as provided in Section 3.02 for redemptions of Notes pursuant to Section 3.01 (for the avoidance of doubt, it being understood that the provisions of this Section 3.03 shall not apply to redemptions of Notes pursuant to Sections 3.05 and 3.08), the Notes or portion of Notes with respect to which such notice has been given shall, unless converted pursuant to Article 15, become due and payable on the Redemption Date and at the place or places stated in such notice at the applicable redemption price, together with interest accrued and unpaid to (but excluding) the Redemption Date, and on and after said date (unless the Company shall default in the payment of such Notes at the redemption price, together with interest accrued to said date) interest on the Notes or portion of Notes so called for redemption shall cease to accrue and, after the close of business on the Business Day next preceding the Redemption Date, such Notes shall cease to be convertible into Common Shares, cash, or a combination thereof and, except as provided in Section 8.05 and Section 13.04, to be entitled to any benefit or security under this Indenture, and the holders thereof shall have no right in respect of such Notes except the right to receive the redemption price thereof and accrued and unpaid interest to (but excluding) the Redemption Date. On presentation and surrender of such Notes at a place of payment in said notice specified, the said Notes or the specified portions thereof shall be paid and redeemed by the Company at the applicable redemption price, together with interest accrued and unpaid thereon to (but excluding) the Redemption Date.

         Upon presentation of any Note redeemed in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Note or Notes, of authorized denominations, in principal amount equal to the unredeemed portion of the Notes so presented.

         Notwithstanding the foregoing, the Trustee shall not redeem any Notes or mail any notice of redemption during the continuance of a default in payment of interest or premium, if any, on the Notes. If any Note called for redemption shall not be so paid upon surrender thereof for redemption, principal and premium, if any, shall, until paid or duly provided for, bear interest from the Redemption Date at the rate borne by the Note and such Note shall remain convertible as provided in Article 15 until the principal and premium, if any, and interest shall have been paid or duly provided for.

         Section 3.04 Conversion Arrangement on Call for Redemption. In connection with any redemption of Notes (other than the redemption of Series A Notes as provided in Section 3.08), the Company may arrange for the purchase and conversion of any Notes by an agreement with one or more investment bankers or other purchasers to purchase such Notes by paying to the Trustee in trust for the Noteholders, on or before the Redemption Date, an amount not less than the applicable redemption price, together with interest accrued and unpaid to (but excluding) the Redemption Date, of such Notes. Notwithstanding anything to the contrary contained in this Article 3, the obligation of the Company to pay the redemption price of such Notes, together with interest accrued and unpaid to (but excluding) the Redemption Date shall be deemed to be satisfied and discharged to the extent such amount is so paid by such purchasers. If such an agreement is entered into, a copy of which will be filed with the Trustee prior to the Redemption Date, any Notes not duly surrendered for conversion by the holders thereof may, at the option of the Company, be deemed, to the fullest extent permitted by law, acquired by such purchasers from such holders upon payment to such holders of the applicable redemption price together with accrued interest and (notwithstanding anything to the contrary contained in Article 15) surrendered by such purchasers for conversion, all as of immediately prior to the close of business on the Redemption Date (and the right to convert any such Notes shall be extended through such time), subject to payment of the above amount as aforesaid. At the direction of the Company, the Trustee shall hold and dispose of any such amount paid to it in the same manner as it would monies deposited with it by the Company for the redemption of Notes. Without the

Trustee's prior written consent, no arrangement between the Company and such purchasers for the purchase and conversion of any Notes shall increase or otherwise affect any of the powers, duties, responsibilities or obligations of the Trustee as set forth in this Indenture.

         Section 3.05 Purchase of Notes at Option of Holders Upon a Fundamental Change.

            (a) (i) If a Fundamental Change occurs at any time prior to the final maturity date (subject to certain exceptions set forth below), each Holder of Notes not previously repurchased or redeemed by the Company shall have the right, at such Holder's option, to require the Company to repurchase all of such Holder's Notes for cash or any portion thereof that is a multiple of $1,000, at a purchase price equal to 100% of the principal amount of such Notes (the "Fundamental Change Purchase Price") together with accrued but unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date (as defined below), as of the date that is between 30 and 60 days after the date of a notice of Fundamental Change delivered by the Company pursuant to Section 3.05(b) (the "Fundamental Change Purchase Date"), subject to satisfaction by or on behalf of the Holder of the requirements set forth in Section 3.05(c).

         A "Fundamental Change" will be deemed to have occurred at such time after the Notes are originally issued when any of the following events shall occur:

                        (A) the acquisition by any Person, directly or
            indirectly, through a purchase, merger or other acquisition transaction, or series of purchases, mergers or other acquisition transactions, of shares of the Capital Stock of the Company entitling that Person to exercise 50% or more of the total voting power of all shares of the Capital Stock of the Company entitled to vote generally in elections of directors, other than any acquisition by the Company, any of its subsidiaries or any of its employee benefit plans; or

                        (B) the first day on which a majority of the members of
            the Supervisory Board of the Company does not consist of Continuing Members; or

                        (C) the Company consolidates or merges with or into any
            other Person, any merger of another Person into the Company, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company's properties and assets to another Person, other than:

                           (1) any transaction: (i) that does not result in any
                  reclassification, conversion, exchange or cancellation of outstanding shares of Capital Stock of the Company; and (ii) pursuant to which the holders of 50% or more of the total voting power of all shares of Capital Stock of the Company entitled to vote generally in elections of directors immediately prior to the transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of Capital Stock of the Company entitled to vote generally in elections of directors of the continuing or surviving Person immediately after giving effect to such transaction; or

                           (2) any merger primarily for the purpose of changing
                  the Company's jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding Common Shares, solely into shares of common stock of the surviving entity, or

                        (D) the termination of trading of the Common Shares,
            which shall be deemed to have occurred if the Common Shares or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on The Nasdaq National Market, Inc. or any similar United States system of automated dissemination of quotations of securities prices or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

         A "Continuing Member" shall mean, as of any date of determination, any member of the Supervisory Board who:

                        (A) was a member of the Supervisory Board of the Company
            on the date hereof; or

                        (B) was nominated for election, appointed or elected to
            the Supervisory Board with the approval of a majority of the Continuing Directors who were members of the Supervisory Board at the time of the new director's nomination, appointment or election, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the Company's entire Supervisory Board in which such individual is nominated to be a member of the Supervisory Board.

                  (ii) Notwithstanding the provisions of Section 3.05(a)(i), the Company shall not be required to repurchase the Notes of the Holders upon a Fundamental Change pursuant to this Section 3.05 (and a Fundamental Change shall be deemed not to have occurred) if:

                        (A) the Closing Sale Price per Common Share for any five
            Trading Days within (1) the period of 10 consecutive Trading Days ending immediately after the later of the

            Fundamental Change or the public announcement of the Fundamental Change, in the case of a Fundamental Change under clause (A) or (B) of the definition of "Fundamental Change" above, or (2) the period of 10 consecutive Trading Days ending immediately before the Fundamental Change, in the case of a Fundamental Change under clause
            (C) or (D) of the definition of "Fundamental Change" above, equals or exceeds 110% of the Conversion Price of the Notes in effect on each of those five Trading Days (the "110% Trading Price Exception"); or

                        (B) 90% or more of the consideration in the transaction
            or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) which otherwise would constitute a Fundamental Change under clause (A) or
            (C) of the definition of "Fundamental Change" above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a national securities exchange or quoted on The Nasdaq National Market, Inc., and, as a result of the transaction or transactions, the Notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto).

         For the purposes of this Section 3.05, (x) whether a Person is a "beneficial owner" shall be determined in accordance with Rule 13d-3 and Rule 13d-5 under the Exchange Act (except that any of those Persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition) and (y) the term "Person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

            (b) No later than 30 days after the occurrence of a Fundamental Change, the Company or at its written request (which must be received by the Trustee at least five (5) Business Days prior to the date the Trustee is requested to give notice as described below, unless the Trustee shall agree in writing to a shorter period), the Trustee, in the name of and at the expense of the Company, shall mail or cause to be mailed to all holders of record on the date of the Fundamental Change a notice (the "Company Notice") of the occurrence of such Fundamental Change and of the redemption right at the option of the holders arising as a result thereof. Such notice shall be mailed in the manner and with the effect set forth in the first paragraph of Section 3.02 (without regard for the time limits set forth therein). If the Company shall give such notice, the Company shall also deliver a copy of the Company Notice to the Trustee at such time as it is mailed to Noteholders. Concurrently with the mailing of any Company Notice, the Company shall issue a press release announcing such Fundamental Change referred to in the Company Notice, the form and content of which press release shall be determined by the Company in its sole discretion. The failure to issue any such press release or any defect therein shall not affect the validity of the Company Notice or any proceedings for the redemption of any Note which any Noteholder may elect to have the Company redeem as provided in this Section 3.05.

         Each Company Notice shall specify the circumstances constituting the Fundamental Change, the Fundamental Change Purchase Date, the Fundamental Change Purchase Price, that the Holder must exercise the redemption right on or prior to the close of business on the Fundamental Change Purchase Date (the "Fundamental Change Expiration Time"), that the Holder shall have the right to withdraw any Notes surrendered prior to the Fundamental Change Expiration Time, a description of the procedure which a Noteholder must follow to exercise such redemption right and to withdraw any surrendered Notes, the place or places where the holder is to surrender such holder's Notes, the amount of interest accrued on each Note to the Fundamental Change Purchase Date and the CUSIP number or numbers, or the ISIN number or numbers and common code or codes, of the Notes (if then generally in use).

         No failure of the Company to give the foregoing notices and no defect therein shall limit the Noteholders' redemption rights or affect the validity of the proceedings for the redemption of the Notes pursuant to this Section 3.05.

            (c) A Holder may exercise its rights specified in Section 3.05(a) upon delivery of a duly completed form entitled "Form of Repurchase Notice" (a "Fundamental Change Purchase Notice") to the paying agent at any time on or prior to the close of business on the second Business Day preceding the Fundamental Change Purchase Date (unless the Company shall specify a later date).

         The delivery of such Notice to the paying agent with the Fundamental Change Purchase Notice (together with all necessary endorsements) at the offices of the paying agent shall be a condition to the receipt by the Holder of the Fundamental Change Purchase Price therefor; provided, however, that such Fundamental Change Purchase Price, together with accrued but unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, shall be so paid pursuant to this Section 3.05 and Section 3.06 only if the Note so delivered to the paying agent shall conform in all respects to the description thereof set forth in the related Fundamental Change Purchase Notice.

         Any repurchase by the Company contemplated pursuant to the provisions of this Section 3.05 and Section 3.06 shall be consummated by the delivery of the consideration to be received by the Holder.

         Notwithstanding anything herein to the contrary, any Holder delivering to the paying agent the Fundamental Change Purchase Notice contemplated by this
Section 3.05(c) shall have the right to withdraw such Fundamental Change Purchase Notice, in whole or in part, at any time prior to the close of business on the Fundamental Change Purchase Date by delivery of a written notice of withdrawal to the paying agent in accordance with Section 3.06.

         The paying agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Notice or written withdrawal thereof.

         Section 3.06 Effect of Fundamental Change Purchase Notice; Withdrawal; Payment.

            (a) Upon receipt by the paying agent of the Fundamental Change Purchase Notice specified in Section 3.05(c), the Holder of the Note in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn as specified in the following two paragraphs) thereafter be entitled to receive solely the Fundamental Change Purchase Price, together with accrued but unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, with respect to such Note. Such Fundamental Change Purchase Price, together with accrued but unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, shall be paid to such Holder, subject to the receipt of funds by the paying agent, promptly following the later of (x) the Fundamental Change Purchase Date with respect to such Note (provided the conditions in Section 3.05(c) have been satisfied) and
(y) the time of delivery of such Note to the paying agent by the Holder thereof in the manner required by Section 3.05(c). Notes in respect of which a Fundamental Change Purchase Notice has been given by the Holder thereof may not be converted pursuant to Article 15 hereof on or after the date of the delivery of such Fundamental Change Purchase Notice unless such Fundamental Change Purchase Notice has first been validly withdrawn as specified in the following two paragraphs.

         A Fundamental Change Purchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the paying agent in accordance with the Fundamental Change Purchase Notice, at any time prior to the close of business on the Fundamental Change Purchase Date, specifying:

                  (i) the certificate number, if any, of the Note in respect of which such notice of withdrawal is being submitted, or, if not certificated, the notice must comply with the appropriate Depositary procedures,

                  (ii) the principal amount of the Note with respect to which such notice of withdrawal is being submitted, and

                  (iii) the principal amount, if any, of such Note which remains subject to the original Fundamental Change Purchase Notice, and which has been or will be delivered for repurchase by the Company.

         There shall be no repurchase of any Notes pursuant to Section 3.05 if there has occurred (prior to, on or after, as the case may be, the giving, by the Holders of such Notes, of the required Fundamental Change Purchase Notice) and is continuing an Event of Default, as defined herein (other than a default in the payment of the Fundamental Change Purchase Price with respect to such Notes). The paying agent will promptly return to the respective Holders thereof any Notes (x) with respect to which a Fundamental Change Purchase Notice has been withdrawn in compliance with this Indenture, or (y) held by it during the continuance of an Event of Default (other than a default in the payment of the Fundamental Change Purchase Price with respect to such Notes) in which case, upon such return, the Fundamental Change Purchase Notice with respect thereto shall be deemed to have been withdrawn.

            (b) Payment for Notes surrendered for repurchase by the Company (and not withdrawn) prior to the Fundamental Change Expiration Time will be made promptly (but in no event more than five (5) Business Days) following the Fundamental Change Purchase Date by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear on the registry books of the Company.

         Section 3.07 Deposit of Redemption Price or the Fundamental Change Purchase Price. In case of redemptions pursuant to Section 3.01 or repurchases pursuant to 3.05, if the paying agent holds money sufficient to pay the redemption price of the Notes or the Fundamental Change Purchase Price, as applicable, for which a redemption notice or a Fundamental Change Purchase Notice, as applicable, has been given on the Business Day following the Redemption Date or the Fundamental Change Purchase Date, as applicable, in accordance with the terms of this Indenture, then, immediately after the Redemption Date or the Fundamental Change Purchase Date, as applicable, the Notes will cease to be outstanding and interest on the Notes will cease to accrue, whether or not the Notes are delivered to the paying agent. Thereafter, all other rights of the Holder shall terminate, other than the right to receive the redemption price or the Fundamental Change Purchase Price, as applicable, upon delivery of the Notes.

         Section 3.08 Redemption Upon Occurrence of Accounting Event. Commencing on the first day after the Shareholder Approval Date, the Company shall have the right, but shall not be required, to redeem all, but not less than all, of the Series A Notes then held by any Holder upon the occurrence of an Accounting Event, provided that the Company shall issue and deliver or, at its option, be deemed to issue and deliver, to such Holder in exchange therefor an equivalent principal amount of Series B Notes. The Company may exercise this right by written notice delivered to the Trustee and to Holders not less than 20 Business Days, or in the case of a deemed issuance and delivery of the Series B Notes, five Business Days, prior to the date designated by the Company in such notice for the redemption of the Series A Notes. Such notice shall be mailed in the manner and with the effect set forth in the first paragraph of Section 3.02 (without regard for the time limits set forth therein).

         From and after the date of the redemption, which will be deemed to be effected for all purposes on the date designated by the Company for such redemption without any action on the part of any Noteholder, the Series B Notes will be deemed to be represented by the certificates representing the Series A Notes.

         Each Holder of Series A Notes agrees that it will, on the date designated by the Company in any such notice, be deemed to have surrendered all Series A Notes held by it on such date and to have accepted Series B Notes in complete satisfaction of all claims it may have under such Series A Notes; and the Company agrees that, on the date designated by it in any such notice, it will be deemed to have issued Series B Notes and to have delivered to each Holder of Series A Notes on such date an equivalent principal amount of Series B Notes. The Series A Notes shall be deemed to have been cancelled and the Series B Notes shall be deemed to have been issued and delivered in exchange therefor, notwithstanding the fact that no certificates representing Series A Notes or Series B Notes will be surrendered, issued, delivered, received or cancelled by the Company or the Holders of Series A Notes unless the Company, in its discretion, issues certificates for Series B Notes to replace the outstanding certificates representing the Series A Notes.

         The Series B Notes will be deemed to constitute a new instrument for all relevant purposes.

         If new certificates representing Series B Notes are to be issued and delivered by the Company, such certificates must be delivered to the Trustee for authentication pursuant to Article 2.

         Section 3.09 Notes Purchased in Part. Any Certificated Note which is to be purchased only in part shall be surrendered at the office of the paying agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note, without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Note so surrendered which is not purchased.

         Section 3.10 Covenant to Comply With Securities Laws Upon Purchase of Notes. When complying with the provisions of Section 3.05 (provided that such offer or purchase constitutes an "issuer tender offer" for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the Exchange Act at the time of such offer or purchase), and subject to any exemptions available under applicable law, the Company shall (i) comply with Rule 13e-4 and Rule 14e-1 (or any successor provision) under the Exchange Act,
(ii) file the related Schedule TO (or any successor schedule, form or report) under the Exchange Act, and (iii) otherwise comply with all Federal and state securities laws so as to permit the rights and obligations under Section 3.05 to be exercised in the time and in the manner specified in Section 3.05.

         Section 3.11 When Notes Presented for Repurchase Become Due and Payable. If Notes shall have been surrendered as provided in Section 3.05, such Notes or the portions thereof, as the case may be, to be repurchased shall, on the Fundamental Change Purchase Date, become due and payable at the Fundamental Change Purchase Price together with accrued and unpaid interest, if any, thereon to, but excluding, the Fundamental Change Purchase Date. Upon surrender in accordance with the Fundamental Change Purchase Notice, such Notes shall be repurchased at the Fundamental Change Purchase Price, together with accrued and unpaid interest, if any, thereon to, but excluding, the Fundamental Change Purchase Date.


                                   ARTICLE 4.
                             SUBORDINATION OF NOTES

         Section 4.01 Agreement of Subordination. The Company covenants and agrees, and each holder of Notes issued hereunder by its acceptance thereof likewise covenants and agrees, that all Notes shall be issued subject to the provisions of this Article 4, and each Person holding any Note, whether upon original issue or upon registration of transfer, assignment or exchange thereof, accepts and agrees to be bound by such provisions.

         The payment of the principal of, premium, if any, and interest (including Liquidated Damages, if any) on all Notes (including, but not limited to, the redemption price with respect to the Notes called for redemption in accordance with Section 3.02 or submitted for redemption in accordance with
Section 3.05, as the case may be, as provided in this Indenture) issued hereunder shall, to the extent and in the manner hereinafter set forth, be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of this Indenture or thereafter incurred.

         No provision of this Article 4 shall prevent the occurrence of any default or Event of Default hereunder.

         Section 4.02 Payments to Noteholders. No payment shall be made with respect to the principal of, premium, if any, or interest (including Liquidated Damages, if any) on the Notes (including, but not limited to, the redemption price with respect to the Notes to be called for redemption in accordance with
Section 3.02 or submitted for redemption in accordance with Section 3.05, as the case may be, as provided in this Indenture), except payments and distributions made by the Trustee as permitted by the first or second paragraph of Section 4.05, if:

                  (i) a default in the payment of principal, premium, if any, interest, rent or other obligations in respect of Designated Senior Indebtedness occurs and is continuing (or, in the case of Designated Senior Indebtedness for which there is a period of grace, in the event of such a default that continues beyond the period of grace, if any, specified in the instrument or lease evidencing such Designated Senior Indebtedness) (a "Payment Default"); or

                  (ii) a default, other than a Payment Default, on any Designated Senior Indebtedness occurs and is continuing that then permits holders of such Designated Senior Indebtedness to accelerate its maturity (or in the case of any lease that is Designated Senior Indebtedness, a default occurs and is continuing that permits the lessor to either terminate the lease or require the Company to make an irrevocable offer to terminate the lease following an event of default thereunder) and the Trustee receives a notice of the default (a "Payment Blockage Notice") from a holder of Designated Senior Indebtedness or a Representative of Designated Senior Indebtedness (a "Non-Payment Default").

         If the Trustee receives any Payment Blockage Notice pursuant to clause
(ii) above, no subsequent Payment Blockage Notice shall be effective for purposes of this Section 4.02 unless and until at least 365 days shall have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

         The Company may and shall resume payments on and distributions in respect of the Notes (including, but not limited to, the redemption price with respect to the Notes to be redeemed) upon:

            (1) in the case of a Payment Default, the date upon which any such Payment Default is cured or waived or ceases to exist, or

            (2) in the case of a Non-Payment Default, the earlier of (a) the date upon which such default is cured or waived or ceases to exist or
         (b) 179 days after
         the applicable Payment Blockage Notice is received by the Trustee if the maturity of such Designated Senior Indebtedness has not been accelerated (or in the case of any lease, 179 days after notice is received if the Company has not received notice that the lessor under such lease has exercised its right to terminate the lease or require the Company to make an irrevocable offer to terminate the lease following an event of default thereunder), unless this Article 4 otherwise prohibits the payment or distribution at the time of such payment or distribution.

         Upon any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full in cash or other payment satisfactory to the holders of such Senior Indebtedness before any payment is made on account of the principal of, premium, if any, or interest (including Liquidated Damages, if any) on the Notes (except payments made pursuant to
Article 13 from monies deposited with the Trustee pursuant thereto prior to commencement of proceedings for such dissolution, winding up, liquidation or reorganization), and upon any such dissolution or winding up or liquidation or reorganization of the Company or bankruptcy, insolvency, receivership or other similar proceeding, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the holders of the Notes or the Trustee would be entitled, except for the provisions of this Article 4, shall (except as aforesaid) be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the holders of the Notes or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, or as otherwise required by law or a court order) or their Representative or Representatives, as their respective interests may appear, to the extent necessary to pay all Senior Indebtedness in full, in cash or other payment satisfactory to the holders of such Senior Indebtedness, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the holders of the Notes or to the Trustee.

         For purposes of this Article 4, the words, "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article 4 with respect to the Notes to the payment of all Senior Indebtedness which may at the time be outstanding; provided that (i) the Senior Indebtedness is assumed by the new corporation, if any, resulting from any reorganization or readjustment, and (ii) the rights of the holders of Senior Indebtedness (other than leases which are not assumed by the Company or the new corporation, as the case may be) are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another Person upon the terms and conditions provided for in Article 12 shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section 4.02 if such other Person shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article 12.

         In the event of the acceleration of the Notes because of an Event of Default, no payment or distribution shall be made to the Trustee or any holder of Notes in respect of the principal of, premium, if any, or interest (including Liquidated Damages, if any) on the Notes (including, but not limited to, the redemption price with respect to the Notes called for redemption in accordance with Section 3.02 or submitted for redemption in accordance with Section 3.05, as the case may be, as provided in this Indenture), except payments and distributions made by the Trustee as permitted by the first or second paragraph of Section 4.05, until all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness or such acceleration is rescinded in accordance with the terms of this Indenture. If payment of the Notes is accelerated because of an Event of Default, the Company or, at the Company's request and expense, the Trustee shall promptly notify holders of Senior Indebtedness of the acceleration.

         In the event that, notwithstanding the foregoing provisions, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (including, without limitation, by way of setoff or otherwise), prohibited by the foregoing provisions in this Section 4.02, shall be received by the Trustee or the holders of the Notes before all Senior Indebtedness is paid in full in cash or other payment satisfactory to the holders of such Senior Indebtedness, or provision is made for such payment thereof in accordance with its terms in cash or other payment satisfactory to the holders of such Senior Indebtedness, to the extent that the Trustee or any holder of the Notes has acquired notice, by whatever means, that all Senior Indebtedness has not been paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of Senior Indebtedness or their Representative or Representatives, as their respective interests may appear, as calculated by the Company, for application to the payment of any Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in cash or other payment satisfactory to the holders of such Senior Indebtedness, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness.

         Nothing in this Section 4.02 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 8.06. This Section 4.02 shall be subject to the further provisions of Section 4.05.

         Section 4.03 Subrogation of Notes. Subject to the payment in full of all Senior Indebtedness, the rights of the holders of the Notes shall be subrogated to the extent of the payments or distributions made to the holders of such Senior Indebtedness pursuant to the provisions of this Article 4 (equally and ratably with the holders of all Indebtedness of the Company which by its express terms is subordinated to other Indebtedness of the Company to substantially the same extent as the Notes are subordinated and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to the Senior Indebtedness until the principal, premium, if any, and interest (including Liquidated Damages, if any) on the Notes shall be paid in full, and, for the purposes of such subrogation, no payments or distributions to the holders of the Senior Indebtedness of any cash, property or securities to which the holders of the Notes or the Trustee would be entitled except for the provisions of this

Article 4, and no payment pursuant to the provisions of this Article 4, to or for the benefit of the holders of Senior Indebtedness by holders of the Notes or the Trustee, shall, as among the Company, its creditors other than holders of Senior Indebtedness, and the holders of the Notes, be deemed to be a payment by the Company to or on account of the Senior Indebtedness, and no payments or distributions of cash, property or securities to or for the benefit of the holders of the Notes pursuant to the subrogation provisions of this Article 4, which would otherwise have been paid to the holders of Senior Indebtedness, shall be deemed to be a payment by the Company to or for the account of the Notes. It is understood that the provisions of this Article 4 are intended solely for the purposes of defining the relative rights of the holders of the Notes, on the one hand, and the holders of the Senior Indebtedness, on the other hand.

         Nothing contained in this Article 4 or elsewhere in this Indenture or in the Notes is intended to or shall impair, as among the Company, its creditors other than the holders of Senior Indebtedness, and the holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Notes the principal of, premium, if any, and interest (including Liquidated Damages, if any) on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holders of the Notes and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or, subject to Section 7.04, the holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 4 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

         Upon any payment or distribution of assets of the Company referred to in this Article 4, the Trustee, subject to the provisions of Section 8.01, and the holders of the Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such bankruptcy, dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the holders of the Notes, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon and all other facts pertinent thereto or to this Article 4.

         Section 4.04 Authorization to Effect Subordination. Each holder of a Note by the holder's acceptance thereof authorizes and directs the Trustee on the holder's behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 4 and appoints the Trustee to act as the holder's attorney-in-fact for any and all such purposes. If the Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in the third paragraph of Section
7.02 hereof at least thirty (30) days before the expiration of the time to file such claim, the holders of any Senior Indebtedness or their Representatives are hereby authorized to file an appropriate claim for and on behalf of the holders of the Notes.

         Section 4.05 Notice to Trustee. The Company shall give prompt written notice in the form of an Officers' Certificate to a Responsible Officer of the Trustee and to any paying agent of any fact known to the Company that would prohibit the making of any payment of monies to or by the Trustee or any paying agent in respect of the Notes pursuant to the provisions of this Article 4. Notwithstanding the provisions of this Article 4 or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of monies to or by the Trustee in respect of the Notes pursuant to the provisions of this Article 4, unless and until a Responsible Officer of the Trustee shall have received written notice thereof at the Corporate Trust Office from the Company (in the form of an Officers' Certificate) or a Representative or a holder or holders of Senior Indebtedness, and before the receipt of any such written notice, the Trustee, subject to the provisions of Section 8.01, shall be entitled in all respects to assume that no such facts exist; provided, however, that if on a date not less than one Business Day prior to the date upon which by the terms hereof any such monies may become payable for any purpose (including, without limitation, the payment of the principal of, or premium, if any, or interest (including Liquidated Damages, if any) on any Note) the Trustee shall not have received, with respect to such monies, the notice provided for in this Section 4.05, then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to apply monies received to the purpose for which they were received, and shall not be affected by any notice to the contrary that may be received by it on or after such prior date.

         Notwithstanding anything in this Article 4 to the contrary, nothing shall prevent any payment by the Trustee to the Noteholders of monies deposited with it pursuant to Section 13.01, if a Responsible Officer of the Trustee shall not have received written notice at the Corporate Trust Office on or before one Business Day prior to the date such payment is due that such payment is not permitted under Section 4.01 or 4.02.

         The Trustee, subject to the provisions of Section 8.01, shall be entitled to rely on the delivery to it of a written notice by a Representative or a person representing himself to be a holder of Senior Indebtedness (or a trustee on behalf of such holder) to establish that such notice has been given by a Representative or a holder of Senior Indebtedness or a trustee on behalf of any such holder or holders. The Trustee shall not be required to make any payment or distribution to or on behalf of a holder of Senior Indebtedness pursuant to this Article 4 unless it has received satisfactory evidence as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article 4.

         Section 4.06 Trustee's Relation to Senior Indebtedness. The Trustee, in its individual capacity, shall be entitled to all the rights set forth in this
Article 4 in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in Section
8.13 or elsewhere in this Indenture shall deprive the Trustee of any of its rights as such holder.

         With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article 4, and no implied covenants or obligations with respect to the holders of Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and, subject to the provisions of Section 8.01, the Trustee shall not be liable to any holder of Senior Indebtedness (i) for any failure to make any payments or distributions to such holder or (ii) if it shall pay over or deliver money to holders of Notes, the Company or any other Person in compliance with this Article 4.

         Section 4.07 No Impairment of Subordination. No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or otherwise be charged with. Senior Indebtedness may be created, renewed or extended and holders of Senior Indebtedness may exercise any rights under any instrument creating or evidencing such Senior Indebtedness, including, without limitation, any waiver of default thereunder, without any notice to or consent from the holders of the Notes or the Trustee. No compromise, alteration, amendment, modification, extension, renewal or other change of, or waiver, consent or other action in respect of, any liability or obligation under or in respect of the Senior Indebtedness or any terms or conditions of any instrument creating or evidencing such Senior Indebtedness shall in any way alter or affect any of the provisions of this
Article 4 or the subordination of the Notes provided thereby.

         Section 4.08 Certain Conversions Not Deemed Payment. For the purposes of this Article 4 only, (1) the issuance and delivery of junior securities upon conversion of Notes in accordance with Article 15 and (2) the payment, issuance or delivery of cash, property or securities upon conversion of a Note as a result of any transaction specified in Section 15.06 shall not be deemed to constitute a payment or distribution on account of the principal of, premium, if any, or interest (including Liquidated Damages, if any) on Notes or on account of the purchase or other acquisition of Notes. For the purposes of this Section 4.08, the term "junior securities" means (a) shares of any stock of any class of the Company or (b) securities of the Company that are subordinated in right of payment to all Senior Indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the Notes are so subordinated as provided in this
Article 4. Nothing contained in this Article 4 or elsewhere in this Indenture or in the Notes is intended to or shall impair, as among the Company, its creditors (other than holders of Senior Indebtedness) and the Noteholders, the right, which is absolute and unconditional, of the Holder of any Note to convert such
Note in accordance with Article 15.

         Section 4.09 Article Applicable to Paying Agents. If at any time any paying agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article 4 shall (unless the context otherwise requires) be construed as extending to and including such paying agent within its meaning as fully for all intents and purposes as if such paying agent were named in this Article 4 in addition to or in place of the Trustee; provided, however, that the first paragraph of Section
4.05 shall not apply to the Company or any Affiliate of the Company if it or such Affiliate acts as paying agent.

         The Trustee shall not be responsible for the actions or inactions of any other paying agents (including the Company if acting as its own paying agent) and shall have no control of any funds held by such other paying agents.

         Section 4.10 Senior Indebtedness Entitled to Rely. The holders of Senior Indebtedness (including, without limitation, Designated Senior Indebtedness) shall have the right to rely upon this Article 4, and no amendment or modification of the provisions contained herein shall diminish the rights of such holders unless such holders shall have agreed in writing thereto.

         Section 4.11 Reliance on Judicial Order or Certificate of Liquidating Agent. Upon any payment or distribution of assets of the Company referred to in this Article 4, the Trustee and the Noteholders shall be entitled to rely upon any order or decree entered by any court of competent jurisdiction in which such insolvency, bankruptcy, receivership, liquidation, reorganization, dissolution, winding up or similar case or proceeding is pending, or a certificate of the trustee in bankruptcy, liquidating trustee, custodian, receiver, assignee for the benefit of creditors, agent or other Person making such payment or distribution, delivered to the Trustee or to the Noteholders, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.


                                   ARTICLE 5.
                       PARTICULAR COVENANTS OF THE COMPANY

         Section 5.01 Payment of Principal, Premium and Interest. The Company covenants and agrees that it will duly and punctually pay or cause to be paid the principal of and premium, if any (including the redemption price and Additional Amounts, if any, upon redemption pursuant to Article 3), and interest (including Liquidated Damages, if any), on each of the Notes at the places, at the respective times provided in the Notes and in the manner provided herein.

         Section 5.02 Maintenance of Office or Agency. The Company will maintain an office or agency in The Borough of Manhattan, The City of New York, which shall initially be an office or agency of the Trustee, where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or for conversion or redemption and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency not designated or appointed by the Trustee. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office or the office of agency of the Trustee in New York (which shall initially be located at 388 Greenwich Street, 14th Floor, New York, New York 10013, Attention: Agency & Trust (Account of ASM International N.V.)).

         The Company may also from time to time designate co-registrars and one or more offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice of any such designation or rescission and of any change in the location of any such other office or agency.

         The Company hereby initially designates the Trustee as paying agent, Note Registrar, Custodian and conversion agent and each of the Corporate Trust Office and the office of agency of the Trustee in New York (which shall initially be located at 111 Wall Street, 15th Floor, New York, New York 10043, Attention: Agency & Trust (Account of ASM International N.V.)), shall be considered as one such office or agency of the Company for each of the aforesaid purposes.

         So long as the Trustee is the Note Registrar, the Trustee agrees to mail, or cause to be mailed, the notices set forth in Section 8.10(a) and the third paragraph of Section 8.11. If co-registrars have been appointed in accordance with this Section, the Trustee shall mail such notices only to the Company and the holders of Notes it can identify from its records.

         Section 5.03 Appointments to Fill Vacancies in Trustee's Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 8.10, a Trustee, so that there shall at all times be a Trustee hereunder.

         Section 5.04 Provisions as to Paying Agent.

            (a) If the Company shall appoint a paying agent other than the Trustee, or if the Trustee shall appoint such a paying agent, the Company will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this
Section 5.04:

                  (i) that it will hold all sums held by it as such agent for the payment of the principal of and premium, if any, or interest (including Liquidated Damages, if any) on the Notes (whether such sums have been paid to it by the Company or by any other obligor on the Notes) in trust for the benefit of the holders of the Notes;

                  (ii) that it will give the Trustee notice of any failure by the Company (or by any other obligor on the Notes) to make any payment of the principal of and premium, it any, or interest on the Notes when the same shall be due and payable; and

                  (iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

         The Company shall, on or before each due date of the principal of, premium, if any, or interest on the Notes, deposit with the paying agent a sum (in funds which are immediately available on the due date for such payment) sufficient to pay such principal, premium, if any, or interest, and (unless such paying agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided, however, that if such deposit is made on the due date, such deposit shall be received by the paying agent by 10:00 a.m. New York time, on such date.

            (b) If the Company shall act as its own paying agent, it will, on or before each due date of the principal of, premium, if any, or interest (including Liquidated Damages, if any) on the Notes, set aside, segregate and hold in trust for the benefit of the holders of the Notes a sum sufficient to pay such principal, premium, if any, or interest (including Liquidated Damages, if any) so becoming due and will promptly notify the Trustee of any failure to take such action and of any failure by the Company (or any other obligor under the Notes) to make any payment of the principal of, premium, if any, or interest (including Liquidated Damages, if any) on the Notes when the same shall become due and payable.

            (c) Anything in this Section 5.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Company or any paying agent hereunder as required by this Section 5.04, such sums to be held by the Trustee upon the trusts herein contained and upon such payment by the Company or any paying agent to the Trustee, the Company or such paying agent shall be released from all further liability with respect to such sums.

            (d) Anything in this Section 5.04 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 5.04 is subject to Section 13.03 and 13.04.

         The Trustee shall not be responsible for the actions of any other paying agents (including the Company if acting as its own paying agent) and shall have no control of any funds held by such other paying agents.

         Section 5.05 Existence. Subject to Article 12, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights (charter and statutory); provided, however, that the Company shall not be required to preserve any such right if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Noteholders.

         Section 5.06 Maintenance of Properties. The Company will cause all properties used or useful in the conduct of its business or the business of any Significant Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any subsidiary and not disadvantageous in any material respect to the Noteholders.

         Section 5.07 Payment of Taxes and Other Claims. The Company will pay or discharge, or cause to be paid or discharged, before the same may become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Company or any Significant Subsidiary or upon the income, profits or property of the Company or any Significant Subsidiary, (ii) all claims for labor, materials and supplies which, if unpaid, might by law become a lien or charge upon the property of the Company or any Significant Subsidiary and (iii) all stamps and other duties, if any, which may be imposed by the United States or any political subdivision thereof or therein in connection with the issuance, transfer, exchange or conversion of any Notes or with respect to this Indenture; provided, however, that, in the case of clauses (i) and (ii), the

Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (A) if the failure to do so will not, in the aggregate, have a material adverse impact on the Company, or
(B) if the amount, applicability or validity is being contested in good faith by appropriate proceedings.

         Section 5.08 Rule 144A Information Requirement. Within the period prior to the expiration of the Restricted Securities Holding Period, the Company covenants and agrees that it shall, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, make available to any holder or beneficial holder of Notes or any Common Shares issued upon conversion thereof which continue to be Restricted Securities in connection with any sale thereof and any prospective purchaser of Notes or such Common Shares designated by such holder or beneficial holder, the information required pursuant to Rule 144A(d)(4) under the Securities Act upon the request of any holder or beneficial holder of the Notes or such Common Shares and it will take such further action as any holder or beneficial holder of such Notes or such Common Shares may reasonably request, provided that, in either case, such Notes or such Common Shares have not been owned by an Affiliate of the Company, all to the extent required from time to time to enable such holder or beneficial holder to sell its Notes or Common Shares without registration under the Securities Act within the limitation of the exemption provided by Rule 144A, as such Rule may be amended from time to time. Upon the request of any holder or any beneficial holder of the Notes or such Common Shares, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

         Section 5.09 Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of, premium, if any, or interest (including Liquidated Damages, if any) on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

         Section 5.10 Compliance Certificate. The Company shall deliver to the Trustee, within one hundred twenty (120) days after the end of each fiscal year of the Company, a certificate signed by either the principal executive officer, principal financial officer or principal accounting officer of the Company, stating whether or not to the best knowledge of the signer thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and the status thereof of which the signer may have knowledge.

         The Company will deliver to the Trustee, forthwith upon becoming aware of (i) any default in the performance or observance of any covenant, agreement or condition contained in this Indenture, or (ii) any Event of Default, an Officers' Certificate specifying with particularity such default or Event of Default and further stating what action the Company has taken, is taking or proposes to take with respect thereto.

         Any notice required to be given under this Section 5.10 or Section 4.05 shall be delivered to a Responsible Officer of the Trustee at its Corporate Trust Office. In the event that the payment of the Notes is accelerated because of an Event of Default, the Company shall promptly provide written notice to the Trustee specifying the names and addresses of the holders of Senior Indebtedness if the Trustee (and not the Company) is to provide holders of Senior Indebtedness notice of such acceleration under Section 4.05 of the Indenture.

         Section 5.11 Liquidated Damages. In the event that the Company is required to pay Liquidated Damages to holders of Notes, the Company will provide written notice ("Liquidated Damages Notice") to the Trustee of its obligation to pay Liquidated Damages no later than fifteen days prior to the proposed payment date for the Liquidated Damages, and the Liquidated Damages Notice shall set forth the amount of Liquidated Damages to be paid by the Company on such payment date. The Trustee shall not at any time be under any duty or responsibility to any holder of Notes to determine the Liquidated Damages, or with respect to the nature, extent or calculation of the amount of Liquidated Damages when made, or with respect to the method employed in such calculation of the Liquidated Damages. Unless the Trustee receives a Liquidated Damages Notice within the time period specified above, the Trustee is entitled to assume that no Liquidated Damages are due and payable. Such Liquidated Damages are deemed to be interest for the purposes of this Indenture.

         Section 5.12 Payment Of Additional Amounts. All payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed to levied by or on behalf of any Taxing Authority ("Taxes"), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the Netherlands. In the event that the Company is required to so withhold or deduct any amount for or on account of any Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder of Notes (including Additional Amounts) after such withholding or deduction will equal the amount that such Holder would have received if such Taxes had not been required to be withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder of Notes to the extent:

            (a) that any such Taxes would not have been so imposed but for the existence of any present or former connection between such Holder and the Netherlands (other than the mere receipt of such payment, acquisition, ownership or disposition of such Notes or the exercise or enforcement of rights under such Notes or this Indenture);

            (b) of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such Notes, except as otherwise provided herein;

            (c) that any such Taxes would not have been so imposed but for the presentation of such Notes (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or Holder thereof would have been entitled to Additional Amounts had the Notes been presented for payment on any date during such 30 day period;

         The Company will also (i) make such withholding or deduction of Taxes and (ii) remit the full amount of Taxes so deducted or withheld to the relevant Taxing Authority in accordance with all applicable laws. The Company will use its reasonable best efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Taxing Authority imposing such Taxes. The Company will, upon request, make available to the Holders of the Notes, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or if, notwithstanding the Company's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments by the Company.

         In the event that the Company is obligated to pay Additional Amounts with respect to any payment of principal, interest, redemption price or any other amount payable under or with respect to the Notes, thirty (30) days prior to the date such payment is due and payable, the Company will deliver to the Trustee an Officer's Certificate stating the fact that such Additional Amounts will also be payable, the amounts so payable and such other information as necessary to enable the Trustee to pay such Additional Amounts to the Holders on such payment date.

         The foregoing provisions shall survive any termination or discharge of this Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor Person to the Company is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

         In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in the Netherlands or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the Notes.

         Whenever in this Indenture or the Notes there is mentioned, in any context, the payment of principal, interest, redemption price or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.


                                   ARTICLE 6.
          NOTEHOLDERS' LISTS AND REPORTS BY THE COMPANY AND THE TRUSTEE

         Section 6.01 Noteholders' Lists. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee, semiannually, not more than fifteen (15) days after each June 6 and December 6 in each year beginning with June 6, 2005 and at such other times as the Trustee may request in writing, within thirty (30) days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the holders of Notes as of a date not more than fifteen (15) days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished by the Company to the Trustee so long as the Trustee is acting as the sole Note Registrar.

         Section 6.02 Preservation and Disclosure of Lists.


            (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Notes contained in the most recent list furnished to it as provided in Section 6.01 or maintained by the Trustee in its capacity as Note Registrar or co-registrar in respect of the Notes, if so acting. The Trustee may destroy any list furnished to it as provided in Section 6.01 upon receipt of a new list so furnished.

            (b) The rights of Noteholders to communicate with other holders of Notes with respect to their rights under this Indenture or under the Notes, and the corresponding rights and duties of the Trustee, shall be as provided by the Trust Indenture Act.

            (c) Every Noteholder, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of holders of Notes made pursuant to the Trust Indenture Act.

         Section 6.03 Reports by Trustee.

            (a) Within sixty (60) days after December 1 of each year commencing with the year 2005, the Trustee shall transmit to holders of Notes such reports dated as of December 1 of the year in which such reports are made concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

            (b) A copy of such report shall, at the time of such transmission to holders of Notes, be filed by the Trustee with each stock exchange and automated quotation system upon which the Notes are listed and with the Company. The Company will promptly notify the Trustee in writing when the Notes are listed on any stock exchange or automated quotation system or delisted therefrom.

         Section 6.04 Reports by Company. The Company shall file with the Trustee (and the Commission if at any time after the Indenture becomes qualified under the Trust Indenture Act), and transmit to holders of Notes, such information, documents and other reports and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act, whether or not the Notes are governed by such Act; provided, however, that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within fifteen (15) days after the same is so required to be filed with the Commission. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).


                                   ARTICLE 7.
         REMEDIES OF THE TRUSTEE AND NOTEHOLDERS ON AN EVENT OF DEFAULT

         Section 7.01 Events of Default. In case one or more of the following Events of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall have occurred and be continuing:

            (a) default in the payment of any installment of interest (including Liquidated Damages, if any) upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of thirty
(30) days, whether or not such payment is permitted under Article 4 hereof, or

            (b) default in the payment of the principal of or premium, if any (including the Additional Amounts, if any), on any of the Notes as and when the same shall become due and payable either at maturity or in connection with any redemption or repurchase pursuant to Article 3, by acceleration or otherwise, whether or not such payment is permitted under Article 4 hereof, or

            (c) failure on the part of the Company or any other obligor party to the Indenture duly to observe or perform any other of the covenants or agreements on the part of the Company in the Notes or in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section 7.01 specifically dealt with) continued for a period of sixty (60) days after the date on which written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Trustee, or the Company and a Responsible Officer of the Trustee by the holders of at least twenty-five percent (25%) in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04; or

            (d) there occurs, with respect to any Indebtedness of the Company having an outstanding principal amount of $10 million or more in the aggregate for all such debt, (1) an event of default that has caused the lender to declare such indebtedness to be due and payable prior to its scheduled maturity or (2) failure on the part of the Company to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period; or

            (e) the Company shall commence a voluntary case or other proceeding seeking liquidation, reorganization, dissolution or other relief with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now (including, any order seeking the suspension of payment) or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any substantial part of the property of the Company, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against the Company, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

            (f) the Company fails to provide the Company Notice of a Fundamental Change within the time period specified in Section 3.05(b)

then, and in each and every such case (other than an Event of Default specified in Section 7.01(e)), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Notes then outstanding hereunder determined in accordance with Section 9.04, by notice in writing to the Company (and to the Trustee if given by Noteholders), may declare the principal of and premium, if any, on all the Notes and the interest accrued thereon (including Liquidated Damages, if any) to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding. If an Event of Default specified in
Section 7.01(e) occurs, the principal of and premium, if any, on all the Notes and the interest accrued thereon shall (including Liquidated Damages, if any) be immediately and automatically due and payable without necessity of further action. This provision, however, is subject to the conditions that if, at any time after the principal and premium, if any, on of the Notes and interest and Liquidated Damages, if any, shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon (including Liquidated Damages, if any) all Notes and the principal of and premium, if any, on any and all Notes which shall have become due otherwise than by acceleration (with interest on overdue installments of interest (including Liquidated Damages, if any) (to the extent that payment of such interest is enforceable under applicable law) and on such principal and premium, if any, at the rate borne by the Notes plus 1%, to the date of such payment or deposit) and amounts due to the Trustee pursuant to Section 8.06, and if any and all defaults under this Indenture, other than the nonpayment of principal of and premium, if any, and accrued interest on (including Liquidated Damages, if any) Notes which shall have become due by acceleration, shall have been cured or waived pursuant to Section 7.07, then and in every such case the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all defaults or Events of Default and rescind and annul such declaration and its consequences; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or Event of Default, or shall impair any right consequent thereon. The Company shall notify a Responsible Officer of the Trustee, promptly upon becoming aware thereof, of any Event of Default.

         In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such waiver or rescission and annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the holders of Notes, and the Trustee shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the holders of Notes, and the Trustee shall continue as though no such proceeding had been taken.

      Section 7.02 Payments of Notes on Default; Suit Therefor. The Company covenants that (a) in case default shall be made in the payment of any installment of interest upon (including Liquidated Damages, if any) any of the Notes as and when the same shall become due and payable, and such default shall have continued for a period of thirty (30) days, or (b) in case default shall be made in the payment of the principal of or premium, if any, on any of the Notes as and when the same shall have become due and payable, whether at maturity of the Notes or in connection with any redemption or repurchase, by or under this Indenture or by declaration or otherwise, then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the holders of the Notes, the whole amount that then shall have become due and payable on all such Notes for principal and premium, if any, or interest (including Liquidated Damages, if any), as the case may be, with interest upon the overdue principal and premium, if any, and (to the extent that payment of such interest is enforceable under applicable law) upon the overdue installments of interest (including Liquidated Damages, if any) at the rate borne by the Notes plus 1%, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other amounts due the Trustee under
Section 8.06. Until such demand by the Trustee, the Company may pay the principal of and premium, if any, and interest (including Liquidated Damages, if any) on the Notes otherwise in accordance with the provisions of this Indenture, whether or not the Notes are overdue.

      In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on the Notes and collect in the manner provided by law out of the property of the Company or any other obligor on the Notes wherever situated the monies adjudged or decreed to be payable.

      In case there shall be pending proceedings for the bankruptcy, reorganization or suspension of payments of the Company or any other obligor on the Notes under the law of The Netherlands, Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the case of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 7.02, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal, premium, if any, and interest (including Liquidated Damages, if any) owing and unpaid in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Noteholders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due the Trustee under Section 8.06, and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Noteholders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Noteholders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including counsel fees incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property which the holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

      All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, be for the ratable benefit of the holders of the Notes.

      In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Notes, and it shall not be necessary to make any holders of the Notes parties to any such proceedings.

      Section 7.03 Application of Monies Collected by Trustee. Any monies and properties collected by the Trustee pursuant to this Article 7 shall be applied in the order following, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

            FIRST: To the payment of all amounts due the Trustee under Section 8.06;

            SECOND: Subject to the provisions of Article 4, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of interest on (including Liquidated Damages, if any) the Notes in default in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest (including Liquidated Damages, if any) at the rate borne by the Notes plus 1%, such payments to be made ratably to the Persons entitled thereto;

            THIRD: Subject to the provisions of Article 4, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount then owing and unpaid upon the Notes for principal and premium, if any, and interest (including Liquidated Damages, if any), with interest on the overdue principal and premium, if any, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest (including Liquidated Damages, if any) at the rate borne by the

Notes plus 1%, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal and premium, if any, and interest (including Liquidated Damages, if any) without preference or priority of principal and premium, if any, over interest (including Liquidated Damages, if any), or of interest (including Liquidated Damages, if any) over principal and premium, if any, or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal and premium, if any, and accrued and unpaid interest; and

            FOURTH: Subject to the provisions of Article 4, to the payment of the remainder, if any, to the Company or any other Person lawfully entitled thereto.

      Section 7.04 Proceedings by Noteholder. No holder of any Note shall have any right by virtue of or by reference to any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as hereinbefore provided, and unless also the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, the Trustee has not received an inconsistent direction from the holders of a majority in aggregate principal amount of the Notes then outstanding and the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 7.07; it being understood and intended, and being expressly covenanted by the taker and holder of every Note with every other taker and holder and the Trustee, that no one or more holders of Notes shall have any right in any manner whatever by virtue of or by reference to any provision of this Indenture to affect, disturb or prejudice the rights of any other holder of Notes, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of Notes (except as otherwise provided herein). For the protection and enforcement of this Section 7.04, each and every Noteholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

      Notwithstanding any other provision of this Indenture and any provision of any Note, the right of any holder of any Note to receive payment of the principal of and premium, if any (including the redemption price on any Redemption Date or the Fundamental Change Purchase Price on any Fundamental Change Purchase Date pursuant to Article 3), and accrued interest on (including Liquidated Damages, if any) such Note, on or after the respective due dates expressed in such Note or in the event of redemption or repurchase, or to institute suit for the enforcement of any such payment on or after such respective dates against the Company shall not be impaired or affected without the consent of such holder.

      Anything in this Indenture or the Notes to the contrary notwithstanding, the holder of any Note, without the consent of either the Trustee or the holder of any other Note, in its own behalf and for its own benefit, may enforce, and may institute and maintain any proceeding suitable to enforce, its rights of conversion as provided herein.

      Section 7.05 Proceedings by Trustee. In case of an Event of Default known to a Responsible Officer of the Trustee, the Trustee may, in its discretion, proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

      Section 7.06 Remedies Cumulative and Continuing. Except as provided in
Section 2.06, all powers and remedies given by this Article 7 to the Trustee or to the Noteholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any holder of any of the Notes to exercise any right or power accruing upon any default or Event of Default occurring and continuing as aforesaid shall impair any such night or power, or shall be construed to be a waiver of any such default or any acquiescence therein, and, subject to the provisions of Section 7.04, every power and remedy given by this Article 7 or by law to the Trustee or to the Noteholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Noteholders.

      Section 7.07 Direction of Proceedings and Waiver of Defaults by Noteholders. The holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided, however, that (a) such direction shall not be in conflict with any rule of law or with this Indenture, (b) the Trustee may take any other action which is not inconsistent with such direction and (c) the Trustee may decline to take any action that would benefit some Noteholder to the detriment of other Noteholders. The holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with
Section 9.04 may, on behalf of the holders of all of the Notes, waive any past default or Event of Default hereunder and its consequences except (i) a default in the payment of interest (including Liquidated Damages, if any) or premium, if any, on, or the principal of, the Notes, (ii) a failure by the Company to convert any Notes pursuant to Article 15, (iii) a default in the payment of redemption price or Fundamental Change Purchase Price or (iv) a default in respect of a covenant or provisions hereof which under Article 11 cannot be modified or amended without the consent of the holders of each or all Notes then outstanding or affected thereby. Upon any such waiver, the Company, the Trustee and the holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. Whenever any default or Event of Default hereunder shall have been waived as permitted by this Section 7.07, said default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

      Section 7.08 Notice of Defaults. The Trustee shall, within ninety (90) days after a Responsible Officer of the Trustee has knowledge of the occurrence of a default, mail to all Noteholders, as the names and addresses of such holders appear upon the Note Register, notice of all defaults known to a Responsible Officer, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of the principal of, or premium, if any, or interest (including Liquidated Damages, if any) on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a trust committee of directors and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Noteholders.

      Section 7.09 Undertaking to Pay Costs. All parties to this Indenture agree, and each holder of any Note by his acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of this
Section 7.09 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Noteholder, or group of Noteholders, holding in the aggregate more than ten percent in principal amount of the Notes at the time outstanding determined in accordance with Section 9.04, or to any suit instituted by any Noteholder for the enforcement of the payment of the principal of or premium, if any, or interest on any Note on or after the due date expressed in such Note or to any suit for the enforcement of the right to convert any Note in accordance with the provisions of Article 15.

                                   ARTICLE 8.
                                   THE TRUSTEE

      Section 8.01 Duties and Responsibilities of Trustee. The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

      No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct (as finally determined by a court of competent jurisdiction), except that:

            (a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default which may have occurred:

                  (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture and the Trust Indenture Act, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture and the Trust Indenture Act against the Trustee; and

                  (ii) in the absence of bad faith and willful misconduct on the part of the Trustee, the Trustee may conclusively rely as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture;

            (b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be finally determined by a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts;

            (c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the holders of a majority in principal amount of the Notes at the time outstanding determined as provided in Section 9.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

            (d) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section;

            (e) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any paying agent or any records maintained by any co-registrar with respect to the Notes; and

            (f) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred.

      None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

      Section 8.02 Reliance on Documents, Opinions, etc.. Except as otherwise provided in Section 8.01:

            (a) the Trustee may conclusively rely and shall be protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, coupon or other paper or document (whether in its original or facsimile form) believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

            (b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Management Board may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

            (c) the Trustee may consult with counsel of its own selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

            (d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Noteholders pursuant to the provisions of this Indenture, unless such Noteholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby;

            (e) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

            (f) the Trustee shall not be considered to have knowledge of an Event of Default unless a Responsible Officer of the Trustee receives written notice of such event from the Company, the paying agent or a Noteholder;

            (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed by it with due care hereunder;

            (h) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

            (i) the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any

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
person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

      Section 8.03 No Responsibility for Recitals, etc.. The recitals contained herein and in the Notes (except in the Trustee's certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

      Section 8.04 Trustee, Paying Agents, Conversion Agents or Registrar May Own Notes. The Trustee, any paying agent, any conversion agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not Trustee, paying agent, conversion agent or Note Registrar.

      Section 8.05 Monies to Be Held in Trust. Subject to the provisions of
Section 13.04 and Section 4.02, all monies and properties received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as may be agreed in writing from time to time by the Company and the Trustee.

      Section 8.06 Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to from time to time in writing between the Company and the Trustee, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence, willful misconduct or bad faith (as finally determined by a court of competent jurisdiction). The Company also covenants to indemnify the Trustee (or any officer, director or employee of the Trustee), in any capacity under this Indenture and its agents and any authenticating agent for, and to hold them harmless against, any and all loss, damage, claim, liability, judgment, fine, penalty, settlement, cost or expense including taxes (other than taxes based on the income of the Trustee) incurred without negligence, willful misconduct or bad faith on the part of the Trustee or such officers, directors, employees and agent or authenticating agent, as the case may be (as finally determined by a court of competent jurisdiction), and arising out of or in connection with the acceptance or administration of this trust or in any other capacity hereunder, including the reasonable costs, expenses and reasonable attorneys' fees of defending themselves against any claim of liability (whether asserted by the Company, any Holder or any other Person) in connection with the exercise or performance of any of its powers or duties hereunder. The obligations of the Company under this Section 8.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a lien prior

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
to that of the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Notes. The obligation of the Company under this Section shall survive the satisfaction and discharge of this Indenture and/or the resignation or removal of the Trustee.

      When the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 7.01(d) or (e) with respect to the Company occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

      Section 8.07 Officers' Certificate as Evidence. Except as otherwise provided in Section 8.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee may request the delivery of an Officers' Certificate and such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee and shall not be liable for any action taken, suffered or omitted in accordance with such certificate or for any delay in acting while waiting for such certificate, provided that the Trustee has submitted a written request for such certificate.

      Section 8.08 Conflicting Interests of Trustee. The Trustee and any Affiliate thereof are permitted to engage in other transactions with the Company. However, if the Trustee or any Affiliate thereof has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, and an Event of Default occurs, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

      Section 8.09 Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000 (or if such Person is a member of a bank holding company system, its bank holding company shall have a combined capital and surplus of at least $50,000,000). If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this
Section 8.09, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

      Section 8.10 Resignation or Removal of Trustee.

            (a) The Trustee may at any time resign by giving written notice of such resignation to the Company. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee meeting the requirements of
Section 8.09 and having no conflicting interests within the meaning of Section
8.08 by written instrument, in duplicate, executed by order of the Management Board, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment thirty (30) days after the mailing of such notice of resignation to the Noteholders, the resigning Trustee may petition any court of competent jurisdiction (at the expense of the Company) for the appointment of a successor trustee, or, if any Noteholder who has been a bona fide holder of a Note or Notes for at least six (6) months may, subject to the provisions of Section 7.09, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

            (b) In case at any time any of the following shall occur:

                  (i) the Trustee shall fail to comply with Section 8.08 after written request therefor by the Company or by any Noteholder who has been a bona fide holder of a Note or Notes for at least six (6) months; or

                  (ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 8.09 and shall fail to resign after written request therefor by the Company or by any such Noteholder; or

                  (iii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Company may remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Management Board, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 7.09, any Noteholder who has been a bona fide holder of a Note or Notes for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee; provided, however, that if no successor Trustee shall have been appointed and have accepted appointment sixty (60) days after either the Company or the Noteholders has removed the Trustee, the Trustee so removed may petition any court of competent jurisdiction (at the expense of the Company) for an appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

            (c) The holders of a majority in aggregate principal amount of the Notes at the time outstanding may at any time remove the Trustee and nominate a successor trustee which shall be deemed appointed as successor trustee unless, within ten (10) days after notice to the Company of such nomination, the Company objects thereto, in which case the Trustee so removed or any Noteholder, or if such Trustee so removed or any Noteholder fails to act, the Company, upon the terms and conditions and otherwise as in Section 8.10(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.


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
            (d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 8.10 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 8.11.

      Section 8.11 Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 8.10 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amount then due it pursuant to the provisions of Section 8.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a lien upon all property and funds held or collected by such trustee as such, except for funds held in trust for the benefit of holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 8.06.

      No successor trustee shall accept appointment as provided in this Section
8.11 unless, at the time of such acceptance, such successor trustee shall be qualified under the provisions of Section 8.08 and be eligible under the provisions of Section 8.09.

      Upon acceptance of appointment by a successor trustee as provided in this
Section 8.11, the Company (or the former trustee, at the written direction of the Company) shall mail or cause to be mailed notice of the succession of such trustee hereunder to the holders of Notes at their addresses as they shall appear on the Note Register. If the Company fails to mail such notice within ten
(10) days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Company.

      Section 8.12 Succession by Merger, etc.. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee (including any trust created by this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that in the case of any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, such corporation shall be qualified under the provisions of Section 8.08 and eligible under the provisions of Section 8.09.

      In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or any authenticating agent appointed by such successor trustee may authenticate such Notes in the name of the successor trustee; and in all such cases such certificates shall have the full force that is provided in the Notes or in this Indenture; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

      Section 8.13 Preferential Collection of Claims. If and when the Trustee or any Affiliate thereof shall be or become a creditor of the Company (or any other obligor upon the Notes), the Trustee or such Affiliate shall be subject to the provisions of the Trust Indenture Act regarding the collection of the claims against the Company (or any such other obligor).

      Section 8.14 Trustee's Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the holders of the Notes or holders of Senior Indebtedness under this Indenture, including, without limitation, under Article 4 hereof) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three (3) Business Days after the date any Officer of the Company actually receives such application, unless any such Officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

                                   ARTICLE 9.
                                 THE NOTEHOLDERS

      Section 9.01 Action by Noteholders. Whenever in this Indenture it is provided that the holders of a specified percentage in aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Noteholders in person or by agent or proxy appointed in writing, or (b) by the record of the holders of Notes voting in favor thereof at any meeting of Noteholders duly called and held in accordance with the provisions of Article 10, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Noteholders. Whenever the Company or the Trustee solicits the taking of any action by the holders of the Notes, the Company or the Trustee may fix in advance of such solicitation, a date as the record date for determining holders entitled to take such action. The record date shall be not more than fifteen
(15) days prior to the date of commencement of solicitation of such action.

      Section 9.02 Proof of Execution by Noteholders. Subject to the provisions of Section 8.01, 8.02 and 10.05, proof of the execution of any instrument by a Noteholder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the registry of such Notes or by a certificate of the Note Registrar.

      The record of any Noteholders' meeting shall be proved in the manner provided in Section 10.06.

      Section 9.03 Who Are Deemed Absolute Owners. The Company, the Trustee, any paying agent, any conversion agent and any Note Registrar may deem the Person in whose name such Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal of, premium, if any, and interest on such Note, for conversion of such Note and for all other purposes; and neither the Company nor the Trustee nor any paying agent nor any conversion agent nor any Note Registrar shall be affected by any notice to the contrary. All such payments so made to any holder for the time being, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for monies payable upon any such Note.

      Section 9.04 Company Owned Notes Disregarded. In determining whether the holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes which are owned by the Company or any other obligor on the Notes or any Affiliate of the Company or any other obligor on the Notes shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided, however, that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action, only Notes which a Responsible Officer knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as outstanding for the purposes of this Section 9.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes and that the pledgee is not the Company, any other obligor on the Notes or any Affiliate of the Company or any such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons, and, subject to Section 8.01, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

      Section 9.05 Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 9.01, of the taking of any action by the holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action, any holder of a Note which is shown by the evidence to be included in the Notes the holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 9.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the holder of any Note shall be conclusive and binding upon such holder and upon all future holders and owners of such Note and of any Notes issued in exchange

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or substitution therefor, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor.

                                   ARTICLE 10.
                             MEETINGS OF NOTEHOLDERS

      Section 10.01 Purpose of Meetings. A meeting of Noteholders may be called at any time and from time to time pursuant to the provisions of this Article 10 for any of the following purposes:

                  (i) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Noteholders pursuant to any of the provisions of Article 7;

                  (ii) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 8;

                  (iii) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 11.02; or

                  (iv) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

      Section 10.02 Call of Meetings by Trustee. The Trustee may at any time call a meeting of Noteholders to take any action specified in Section 10.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Noteholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 9.01, shall be mailed to holders of Notes at their addresses as they shall appear on the Note Register. Such notice shall also be mailed to the Company. Such notices shall be mailed not less than twenty (20) nor more than ninety (90) days prior to the date fixed for the meeting.

      Any meeting of Noteholders shall be valid without notice if the holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the holders of all Notes outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

      Section 10.03 Call of Meetings by Company or Noteholders. In case at any time the Company, pursuant to a resolution of its Management Board, or the holders of at least ten percent (10%) in aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Noteholders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within twenty (20) days after receipt of such request, then the Company or such Noteholders may determine the time and the place for such meeting and may call such meeting

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to take any action authorized in Section 10.01, by mailing notice thereof as provided in Section 10.02.

      Section 10.04 Qualifications for Voting. To be entitled to vote at any meeting of Noteholders a person shall (a) be a holder of one or more Notes on the record date pertaining to such meeting or (b) be a person appointed by an instrument in writing as proxy by a holder of one or more Notes on the record date pertaining to such meeting. The only persons who shall be entitled to be present or to speak at any meeting of Noteholders shall be the persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

      Section 10.05 Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Noteholders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

      The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Noteholders as provided in Section 10.03, in which case the Company or the Noteholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the holders of a majority in principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

      Subject to the provisions of Section 9.04, at any meeting each Noteholder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by him or instruments in writing as aforesaid duly designating him as the proxy to vote on behalf of other Noteholders. Any meeting of Noteholders duly called pursuant to the provisions of Section 10.02 or 10.03 may be adjourned from time to time by the holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

      Section 10.06 Voting. The vote upon any resolution submitted to any meeting of Noteholders shall be by written ballot on which shall be subscribed the signatures of the holders of Notes or of their representatives by proxy and the outstanding principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Noteholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section

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10.02. The record shall show the principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

      Any record so signed and verified shall be conclusive evidence of the matters therein stated.

      Section 10.07 No Delay of Rights by Meeting. Nothing contained in this
Article 10 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Noteholders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Noteholders under any of the provisions of this Indenture or of the Notes.

                                   ARTICLE 11.
                             SUPPLEMENTAL INDENTURES

      Section 11.01 Supplemental Indentures Without Consent Of Noteholders. The Company, when authorized by the resolutions of the Management Board, and the Trustee may, from time to time, and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

            (a) make provision with respect to the conversion rights of the Holders of Notes pursuant to the requirements of Section 15.06 and the redemption obligations of the Company pursuant to the requirements of Section 3.10;

            (b) subject to Article 4, to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Notes, any property or assets;

            (c) to evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company pursuant to Article 12;

            (d) to add to the covenants of the Company such further covenants, restrictions or conditions as the Management Board and the Trustee shall consider to be for the benefit of the holders of Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions a default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

            (e) subject to Section 15.05(k), reduce the Conversion Price, provided that such reduction will not adversely affect the interests of the Holders;


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            (f) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture that may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture that shall not adversely affect the interests of the holders of the Notes;

            (g) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes; or

            (h) to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualifications of this Indenture under the Trust Indenture Act, or under any similar federal statute hereafter enacted.

      Upon the written request of the Company, accompanied by a copy of the resolutions of the Management Board certified by its Secretary or Assistant Secretary (or such other person performing a similar function) authorizing the execution of any supplemental indenture, the Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained and to accept the conveyance, transfer and assignment of any property thereunder, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

      Any supplemental indenture authorized by the provisions of this Section
11.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 11.02.

      Notwithstanding any other provision of the Indenture or the Notes, the Registration Rights Agreement and the obligation to pay Liquidated Damages thereunder may be amended, modified or waived in accordance with the provisions of the Registration Rights Agreement.

      Section 11.02 Supplemental Indenture with Consent of Noteholders. With the consent (evidenced as provided in Article 9) of the Holders of a majority in aggregate principal amount of the Notes at the time outstanding, the Company, when authorized by the resolutions of the Management Board, and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the Holders of the Notes; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or (ii) reduce the rate or extend the time of payment of interest thereon, or (iii) reduce the principal amount thereof or premium, if any, thereon, or (iv) reduce any amount payable on redemption or repurchase thereof, or (v) impair the right of any Noteholder to institute suit for the payment thereof, or (vi) make the principal thereof or interest or premium, if any, thereon payable in any coin or currency other than that provided in the Notes, or (vii) modify the provisions of this Indenture with respect to the subordination of the Notes in a manner adverse to the Noteholders in any material respect, or (viii) change the obligation of the Company to repurchase any Note upon the happening of a Fundamental Change in a manner adverse to the

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
Holder of Notes, or (ix) impair the right to convert the Notes pursuant to the terms set forth herein, including Section 15.06 or (x) reduce the number of Common Shares, cash or the amount of any other property receivable upon conversion, or change any obligation of the Company to maintain an office or agency in the places and for the purposed specified in this Indenture, or (xi) reduce the quorum or voting requirements under this indenture, or (xii) except as otherwise provided in this Article 11, modify certain of the provisions of this indenture relating to modification or waiver of provisions of this indenture, or (xiii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture in each case, without the consent of the Holder of each Note so affected.

      Upon the written request of the Company, accompanied by a copy of the resolutions of the Management Board certified by its Secretary or Assistant Secretary authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Noteholders as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

      It shall not be necessary for the consent of the Noteholders under this
Section 11.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

      Section 11.03 Effect of Supplemental Indenture. Any supplemental indenture executed pursuant to the provisions of this Article 11 shall comply with the Trust Indenture Act, as then in effect, provided that this Section 11.03 shall not require such supplemental indenture or the Trustee to be qualified under the Trust Indenture Act prior to the time such qualification is in fact required under the terms of the Trust Indenture Act or the Indenture has been qualified under the Trust Indenture Act, nor shall it constitute any admission or acknowledgment by any party to such supplemental indenture that any such qualification is required prior to the time such qualification is in fact required under the terms of the Trust Indenture Act or the Indenture has been qualified under the Trust Indenture Act. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 11, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Notes shall thereafter be determined, exercised and enforced hereunder, subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

      Section 11.04 Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this
Article 11 may bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Management Board, to any modification of this Indenture contained in any such supplemental indenture may, at the Company's expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly

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appointed by the Trustee pursuant to Section 16.11) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

      Section 11.05 Evidence of Compliance of Supplemental Indenture to Be Furnished to Trustee. Prior to entering into any supplemental indenture, the Trustee may request an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 11.

                                   ARTICLE 12.
                CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

      Section 12.01 Company May Consolidate, etc. on Certain Terms. Subject to the provisions of Section 12.02, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of the Company with or into any other Person or Persons (whether or not affiliated with the Company), or successive consolidations or mergers in which the Company or its successor or successors shall be a party or parties, or shall prevent any sale, split-up, conveyance or lease (or successive sales, conveyances or leases) of all or substantially all of the property of the Company and its consolidated Subsidiaries, taken as a whole, to any other Person (whether or not affiliated with the Company), authorized to acquire and operate the same and that shall be organized under the laws of the Netherlands or the United States of America, any state thereof or the District of Columbia; provided, however, that upon any such consolidation, merger, sale, split-up, conveyance or lease, the due and punctual payment of the principal of and premium, if any, and interest (including Liquidated Damages, if any) on all of the Notes, according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee by the Person (if other than the Company) formed by such consolidation, or into which the Company shall have been merged, or by the Person that shall have acquired or leased such property, and such supplemental indenture shall provide for the applicable conversion rights set forth in
Section 15.04; provided further that immediately after giving effect to the transaction described above, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. No such consolidation, merger, sale, conveyance or lease shall be permitted that is not in compliance with this Section 12.01.

      Section 12.02 Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such successor Person shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the party of this first part. Such successor Person thereupon may cause to be signed, and may issue either in its own name or in the name of ASM International N.V. any or all of the Notes, issuable hereunder that theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate

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
and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale or conveyance, the Person named as the "Company" in the first paragraph of this Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 12 may (except in the case of any lease or in the case of any such consolidation, merger, sale or conveyance to a Subsidiary of the Company) be dissolved, wound up and liquidated at any time thereafter and such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture.

      In case of any such consolidation, merger, sale, conveyance or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

      Section 12.03 Opinion of Counsel to Be Given Trustee. The Trustee shall receive an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, conveyance or lease and any such assumption complies with the provisions of this Article 12.

                                   ARTICLE 13.
                     SATISFACTION AND DISCHARGE OF INDENTURE

      Section 13.01 Discharge of Indenture. When (a) the Company shall deliver to the Trustee for cancellation all Notes theretofore authenticated (other than any Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) and not theretofore canceled, or (b) all the Notes not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit with the Trustee, in trust, funds sufficient to pay at maturity or upon redemption of all of the Notes (other than any Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and premium, if any, and interest due or to become due to such date of maturity or Redemption Date, as the case may be, accompanied by a verification report, as to the sufficiency of the deposited amount, from an independent certified accountant or other financial professional satisfactory to the Trustee, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect (except as to (i) rights of registration of transfer, substitution and exchange and conversion of Notes,
(ii) rights hereunder of Noteholders to receive payments of principal of and premium, if any, and interest on, the Notes and the other rights, duties and obligations of Noteholders, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee and (iii) the rights, obligations and immunities of the Trustee hereunder), and the

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Trustee, on written demand of the Company accompanied by an Officers'
Certificate and an Opinion of Counsel as required by Section 16.05 and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; the Company, however, hereby agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Notes.

      Section 13.02 Deposited Monies to Be Held in Trust by Trustee. Subject to
Section 13.04, all monies deposited with the Trustee pursuant to Section 13.01, provided that such deposit was not in violation of Article 4, shall be held in trust for the sole benefit of the Noteholders and not to be subject to the subordination provisions of Article 4, and such monies shall be applied by the Trustee to the payment, either directly or through any paying agent (other than the Company), to the holders of the particular Notes for the payment or redemption of which such monies have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest and premium, if any.

      Section 13.03 Paying Agent to Repay Monies Held in Trust by Trustee. Upon the satisfaction and discharge of this Indenture, all monies then held by any paying agent of the Notes (other than the Trustee) shall, upon written request of the Company, be repaid to it or paid to the Trustee, and thereupon such paying agent shall be released from all further liability with respect to such monies.

      Section 13.04 Return of Unclaimed Monies. Subject to the requirements of applicable law, any monies deposited with or paid to the Trustee for payment of the principal of, premium, if any, or interest on Notes and not applied but remaining unclaimed by the holders of Notes for two years after the date upon which the principal of, premium, if any, or interest on such Notes, as the case may be, shall have become due and payable, shall be repaid to the Company by the Trustee on demand and all liability of the Trustee shall thereupon cease with respect to such monies; and the holder of any of the Notes shall thereafter look only to the Company for any payment that such holder may be entitled to collect unless an applicable abandoned property law designates another Person.

      Section 13.05 Reinstatement. If the Trustee or the paying agent is unable to apply any money in accordance with Section 13.02 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 13.01 until such time as the Trustee or the paying agent is permitted to apply all such money in accordance with Section 13.02; provided, however, that if the Company makes any payment of interest on or principal of any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the holders of such Notes to receive such payment from the money held by the Trustee or paying agent.


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                                   ARTICLE 14.
         IMMUNITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS

      Section 14.01 Indenture and Notes Solely Corporate Obligations. To the extent permitted by law, no recourse for the payment of the principal of or premium, if any, or interest on any Note, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, Officer, director or subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

                                   ARTICLE 15.
                               CONVERSION OF NOTES

      Section 15.01 Right to Convert.

            (a) Subject to and upon compliance with the provisions of this Indenture, including, without limitation, Article 4, the Holder of any Note shall have the right, at its option, at any time prior to the close of business on the final maturity date of the Notes, unless such Notes shall have previously been converted pursuant to this Article 15, redeemed pursuant to Section 3.01 or repurchased pursuant to Section 3.05 (except that, with respect to any Note or portion of a Note that shall be called for redemption, such right shall terminate, except as provided in Section 15.02, Section 3.02 or Section 3.04, at the close of business on the Business Day next preceding the Redemption Date of such Note or portion of a Note unless the Company shall default in payment due upon redemption thereof), to convert the principal amount of any such Note, or any portion of such principal amount which is $1,000 or an integral multiple thereof, into, in respect of each $1,000 principal amount of such Note, (1) prior to the Shareholder Approval Date, a combination of cash and Common Shares as set forth in Section 15.03(a); and (2) on and after the Shareholder Approval Date, that number of fully paid Common Shares (as such shares shall then be constituted) obtained by dividing the principal amount of the Note or portion thereof surrendered for conversion by the Conversion Price in effect at such time. In each case a converting Holder must surrender the Note so to be converted in whole or in part in the manner provided, together with any required funds, in Section 15.02. A Note in respect of which a Holder is exercising its option to require redemption upon a Fundamental Change pursuant to Section 3.05 may be converted only if such Holder withdraws its election to exercise in accordance with Section 3.06. A Holder of Notes is not entitled to any rights of a holder of Common Shares until such Holder has converted its Notes to Common Shares, and only to the extent such Notes are deemed to have been converted to Common Shares under this Article 15. A Holder may elect to receive either New York Shares or Dutch Bearer Shares upon conversion of its Notes; provided that prior to the expiration of the Distribution Compliance

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Period any Common Shares issued upon conversion of the Notes must be issued in the form of New York Shares, subject in all cases to the provisions of Section 2.05(d)(iv).

            (b) Subject to Section 15.06 and Section 15.12, if a Holder elects to convert a Note in connection with clauses (A) or (C) under a Fundamental Change referred to in Section 3.05 (or in connection with a transaction that would have been a Fundamental Change under such clause (A) or (C) but for the existence of the 110% Trading Price Exception (as defined in Section 3.05(a))) pursuant to which 10% or more of the consideration for the Common Shares (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) in such transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, Inc. (a "Non-Stock Fundamental Change"), the Company will increase the number of Common Shares issuable upon conversion of the Note by a number of additional Common Shares or deliver the cash equivalent of such additional number of Common Shares if the conversion occurs before the Shareholders' Approval Date (the "Additional Shares") as set forth below. The number of Additional Shares will be determined by reference to the table below, based on the date on which the Non-Stock Fundamental Change becomes effective (the "Effective Date") and the price (the "Stock Price") paid per Common Share in the Non-Stock Fundamental Change. If holders of Common Shares receive only cash in the Non-Stock Fundamental Change, the Stock Price shall be the cash amount paid per share. Otherwise, the Stock Price shall be the average of the Closing Sale Prices of the Common Shares on the five Trading Days prior to but not including the Effective Date of such Non-Stock Fundamental Change.

      The Stock Prices and number of Additional Shares set forth in the table below will be adjusted as of any date on which the Conversion Price is adjusted. On such date, the Stock Prices shall be adjusted by multiplying:

            (1) the Stock Prices applicable immediately prior to such adjustment, by

            (2) a fraction, of which

                  (A) the numerator shall be the Conversion Price as so
            adjusted, and

                   (B) the denominator shall be the Conversion Price immediately prior to the adjustment giving rise to the Stock Price adjustment.

The number of Additional Shares shall be correspondingly adjusted in the same manner as the adjustments described in Section 15.05.

      The following table sets forth the Stock Price and number of Additional Shares issuable per $1,000 aggregate principal amount of Notes:

           $15.42  $17.00  $19.00  $21.00  $23.00  $25.00  $27.00  $29.00  $31.00  $33.00  $35.00  $37.00  $39.00  $41.00  $43.00
           ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
06-DEC-04   16.85   13.59   10.51   8.21    6.45    5.09    4.03    3.20    2.53    1.99    1.56    1.21    0.93    0.70    0.51
06-DEC-05   15.77   12.57    9.50   7.24    5.54    4.25    3.26    2.50    1.91    1.45    1.08    0.80    0.58    0.40    0.26
06-DEC-06   14.82   11.51    8.35   6.03    4.33    3.08    2.17    1.51    1.03    0.69    0.45    0.27    0.15    0.06    0.01
06-DEC-07   14.33   10.90    7.51   4.89    2.85    1.23    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
06-DEC-08   14.15   10.76    7.40   4.81    2.79    1.21    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
06-DEC-09   13.99   10.62    7.30   4.74    2.74    1.18    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
06-DEC-10   13.84   10.50    7.21   4.67    2.71    1.16    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00
06-DEC-11    0.00    0.00    0.00   0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00    0.00

           $45.00  $47.00
           ------  ------
06-DEC-04   0.36    0.24
06-DEC-05   0.15    0.07
06-DEC-06   0.00    0.00
06-DEC-07   0.00    0.00
06-DEC-08   0.00    0.00
06-DEC-09   0.00    0.00
06-DEC-10   0.00    0.00
06-DEC-11   0.00    0.00


      If the Stock Price and Effective Date are not set forth on the table above and the Stock Price is:

                  (1) between two Stock Prices on the table or the Effective
            Date is between two dates on the table, the number of Additional Shares will be determined by straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Price and the two Effective Dates, as applicable, based on a 360 day year;

                  (2) in excess of $47.00 per share (subject to adjustment), no
            Additional Shares will be issued upon conversion; or

                  (3) less than $15.42 per share (subject to adjustment), no
            Additional Shares will be issued upon conversion.

      Notwithstanding the foregoing, in no event shall the total number of Common Shares issuable upon conversion exceed 64.85 per $1,000 of aggregate principal amount of Notes, subject to adjustments in the same manner as the Conversion Price in Section 15.05.

            (c) The Company shall provide notice to all Holders and to the Trustee at least 15 Trading Days prior to the anticipated Effective Date of a Non-Stock Fundamental Change. The Company must also provide notice to all Holders and to the Trustee upon the effectiveness of such Non-Stock Fundamental Change. Subject to Section 15.10, Holders may surrender Notes for conversion and receive the Additional Shares pursuant to Section 15.01(b) at any time from and after the date which is 15 days prior to the anticipated Effective Date of such Fundamental Change until and including the date which is 15 days after the actual Effective Date (or, if such transaction also results in Holders having a right to require the Company to repurchase their Notes, until the Fundamental Change Purchase Date with respect to such Fundamental Change).

      Section 15.02 Conversion Procedure; Conversion Price; Fractional Shares.

            (a) Each Note shall be convertible at the office of the conversion agent into fully paid and nonassessable Common Shares (calculated to the nearest 1/100th of a share), and prior to the Shareholder Approval Date, cash or a combination of cash and Common Shares as described in Section 15.01(a). No payment or adjustment shall be made in respect of dividends on the Common Shares or accrued interest on a converted Note, except as described in Section 2.03 hereof. Notwithstanding the foregoing, a Note in respect of which a Holder has delivered a Fundamental Change Purchase Notice exercising such Holder's option to require the Company to repurchase such Note may be converted only if such notice of exercise is withdrawn in accordance with the Section 3.06 hereof.

            (b) In order to exercise the conversion privilege with respect to any interest in a Global Note, the beneficial holder must complete, or cause to be completed, the appropriate instruction form for conversion pursuant to the Depositary's book-entry conversion program, deliver, or cause to be delivered, by book-entry delivery an interest in such Global Note, furnish appropriate endorsements and transfer documents if required by the Company or the Trustee or conversion agent, and pay the funds, if any, required by this Section 15.02(b) and any transfer taxes if required pursuant to Section 15.08.

      In order to exercise the conversion privilege with respect to any Certificated Note, the holder of any such Note to be converted in whole or in part shall surrender such Note, duly endorsed, at an office or agency maintained by the Company pursuant to Section 5.02, accompanied by the funds, if any, required by the penultimate paragraph of this Section 15.02(b), and shall give written notice of conversion in the form provided on the Notes (or such other notice which is acceptable to the Company) to the office or agency that the holder elects to convert such Note or the portion thereof specified in said notice. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for Common Shares which shall be issuable on such conversion shall be issued, and shall be accompanied by transfer taxes, if required pursuant to Section 15.08. Each such Note surrendered for conversion shall, unless the Common Shares issuable on conversion are to be issued in the same name as the registration of such Note, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the holder or his duly authorized attorney.

      Before any such conversion, a Holder also shall pay all funds required, if any, relating to interest on the Notes, as provided in Section 2.03, and all taxes or duties, if any, as provided in Section 15.08.

      As promptly as practicable after satisfaction of the requirements for conversion set forth above, subject to compliance with any restrictions on transfer if shares issuable on conversion are to be issued in a name other than that of the Noteholder (as if such transfer were a transfer of the Note or Notes (or portion thereof) so converted), the Company shall issue and shall deliver to such Noteholder at the office or agency maintained by the Company for such purpose pursuant to Section 5.02, a certificate or certificates for the number of full Common Shares and the amount of cash, if any, issuable upon the conversion of such Note or portion thereof as determined by the Company in accordance with the provisions of this Article 15 and a check or cash in respect of any fractional interest in respect of a Common Share arising upon such conversion, calculated by the Company as provided in Section 15.02(e). In case any Note of a denomination greater than $1,000 shall be surrendered for partial conversion, and subject to
Section 2.03, the Company shall execute and the Trustee shall authenticate and deliver to the holder of the Note so surrendered, without charge to him, a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note.

            (c) Each conversion shall be deemed to have been effected as to any such Note (or portion thereof) on the date on which the requirements set forth above in this Section 15.02 have been satisfied as to such Note (or portion thereof), and the Person in whose name any certificate or certificates for Common Shares shall be issuable upon such conversion shall be deemed to have become on said date the holder of record of Common Shares represented thereby; provided, however, that any such surrender on any date when the stock transfer books of the Company shall be closed shall constitute the Person in whose name the certificates are to be issued as the record holder thereof for all purposes on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date upon which such Note shall be surrendered.

            (d) Upon converting any Note or Notes into Common Shares, a Holder shall not have any right to receive any accrued but unpaid interest on the Note or Notes (except as provided in Section 2.03) and no adjustment in respect of interest on any Note converted or dividends on any shares issued upon conversion of such Note will be made upon any conversion except as set forth in the last sentence of this paragraph. The delivery to the Holder of the full number of Common Shares and an amount of cash, if any, into which a Note or Notes is convertible, together with any cash payment for such Holder's fractional Common Shares pursuant to Section 15.02(e) below, or cash or a combination of cash and Common Shares in lieu thereof, will be deemed to satisfy the Company's obligation to pay the principal amount of the Note or Notes and accrued by unpaid interest attributable to the period from the most recent interest payment date to the conversion date relating to such Note or Notes.

      Upon the conversion of an interest in a Global Note, the Trustee (or other conversion agent appointed by the Company), or the Custodian at the direction of the Trustee (or other conversion agent appointed by the Company), shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversions of Notes effected through any conversion agent other than the Trustee.

            (e) No fractional Common Shares or scrip representing fractional shares shall be issued upon conversion of Notes. If more than one Note shall be surrendered for conversion at one time by the same holder, the number of full Common Shares that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional Common Shares would be issuable upon the conversion of any Note or Notes, the Company shall make an adjustment and payment therefor in cash at the Current Market Price thereof (as such term is defined in 15.05(i)(i)) to the holder of Notes.

      Section 15.03 Settlement Procedures Upon Conversion Prior to the Shareholder Approval Date.

            (a) If on the Conversion Notice Date, the Company has not obtained the Shareholder Approval, the following settlement procedures shall apply:

                  (i) the Company shall satisfy the conversion notice by delivering in respect of each $1,000 principal amount of Notes:

                        (A) an amount of cash equal to the lesser of (1) the
            principal amount of the Note, and (2) the Conversion Value as of the Conversion Notice Date; plus

                        (B) the number of Common Shares (not to exceed the Share
            Cap) equal to the quotient of (1) the excess, if any, of the Conversion Value as of the Conversion Notice Date over the principal amount of the Note, divided by (2) the Current Market Price; provided, however, that (i) if the Conversion Notice Date is after the twenty-second (22nd) Trading Day prior to the stated maturity of the Notes or (ii) upon conversion of the Notes pursuant to Section 3.04, for the purposes of calculating the Current Market Price, the twenty (20) Trading Day period referred to in the definition of "Current Market Price" shall begin on the stated maturity of the Notes or the Redemption Date, as applicable.

                  (ii) If the applicable Current Market Price on the Conversion Notice Date for any conversion exceeds the Conversion Price, the Conversion Value shall be deemed not to be less than $1,000.

                  (iii) Unless otherwise provided in Section 15.03(a)(i)(A), settlement shall occur on the third Trading Day following the twenty (20) Trading Day period immediately following the Conversion Notice Date.

            (b) Notwithstanding the foregoing, if the Common Shares experience any of the disruption events set forth under the definition of "Trading Day" on any day during the twenty (20) Trading Days immediately following the Conversion Notice Date (determined assuming the Common Shares experienced none of such disruption events during such period), which would result in a price being determined later than the eighth Trading Day after the last day of the twenty
(20) Trading Days immediately following the Conversion Notice Date, then the Company shall determine all prices for all delayed and undetermined prices on that eighth Trading Day based on the Company's good faith estimate of the value of the Common Shares on that date.

            (c) Notwithstanding anything herein to the contrary, nothing contained herein shall preclude the Company from satisfying its obligations in respect of the conversion of the Notes by delivery of purchased Common Shares which are then held in the treasury of the Company.

      Section 15.04 Shareholder Approval; Additional Interest.

            (a) The parties hereto agree that:

                  (i) Holders will suffer damages if the Shareholder Approval Date is delayed beyond the First Shareholder Approval Deadline, further damages if the Shareholder Approval Deadline is delayed beyond the Second Shareholder Approval Deadline and yet further damages if the Shareholder Approval Deadline is delayed beyond the Third Shareholder Approval Deadline;

                  (ii) it would not be feasible to ascertain the extent of such damages with precision; and

                  (iii) the increases, as described in Section 15.04(b), in the rate at which interest shall accrue on the Notes constitute a reasonable estimate of the damages that may be incurred by Holders in the event that the Shareholder Approval Date is delayed and, accordingly, constitute liquidated damages rather than a penalty.

            (b) The Company hereby agrees to use its reasonable best efforts to obtain the Shareholder Approval within 180 days from the date hereof (the "First Shareholder Approval Deadline"). If the Shareholder Approval Date does not occur on or prior to the First Shareholder Approval Deadline, then from and including the day following the First Shareholder Approval Deadline to but excluding the earlier of (i) the 61st day after the First Shareholder Approval Deadline and
(ii) the Shareholder Approval Date, interest shall accrue on the Notes at a rate per annum equal to the rate set forth on the face of the Notes plus 0.25 percentage points. If the Shareholder Approval Date does not occur within 60 days from the First Shareholder Approval Deadline (the "Second Shareholder Approval Deadline"), then from and including the 61st day after the Second Shareholder Approval Deadline to, but excluding, the earlier of (i) the 61st day after the Second Shareholder Approval Deadline and (ii) the Shareholder Approval Date, interest shall accrue on the Notes at a rate per annum equal to the rate set forth on the face of the Notes plus 0.50 percentage points. If the Shareholder Approval Date does not occur within 60 days from the Second Shareholder Approval Deadline (the "Third Shareholder Approval Deadline"), then from and including the 61st day after the Second Shareholder Approval Deadline to, but excluding, the Shareholder Approval Date, interest shall accrue on the Notes at a rate per annum equal to the rate set forth on the face of the Notes plus 0.75 percentage points. The Company shall give the Trustee written notice if the Shareholder Approval Date does not occur by the First Shareholder Approval Deadline, the Second Shareholder Approval Deadline or the Third Shareholder Approval Deadline. The Company shall also give the Trustee written notice promptly after the Shareholder Approval Date.

      Section 15.05 Adjustment of Conversion Rate The Conversion Rate shall be adjusted from time to time by the Company as follows:

            (a) In case the Company shall hereafter pay a dividend or make a distribution to all holders of the outstanding Common Shares in Common Shares or Capital Stock, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect at the opening of business on the date following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution by a fraction,

                  (i) the numerator of which shall be the sum of the number of Common Shares outstanding at the close of business on the date fixed for the determination of shareholders entitled to receive such dividend or other distribution plus the total number of Common Shares constituting such dividend or other distribution; and

                  (ii) the denominator of which shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination,

such increase to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purpose of this paragraph (a), the number of Common Shares at any time outstanding shall not include Common Shares held in the treasury of the Company. The Company will not pay any dividend or make any distribution on Common Shares held in the treasury of the Company. If any dividend or distribution of the type described in this
Section 15.05(a) is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

            (b) In case the Company shall issue rights or warrants to all or substantially all holders of its outstanding Common Shares (including securities convertible into Common Shares) entitling them (for a period expiring within forty-five (45) days after the date fixed for determination of shareholders entitled to receive such rights or warrants) to subscribe for or purchase Common Shares at a price per share less than (or having a conversion price per share less than) the Current Market Price on the date fixed for determination of shareholders entitled to receive such rights or warrants, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the date fixed for determination of shareholders entitled to receive such rights or warrants by a fraction,

                  (i) the numerator of which shall be the sum of the number of Common Shares outstanding on the date fixed for determination of shareholders entitled to receive such rights or warrants plus the total number of additional Common Shares offered for subscription or purchase, and

                  (ii) the denominator of which shall be the sum of the number of Common Shares outstanding at the close of business on the date fixed for determination of shareholders entitled to receive such rights or warrants plus the number of shares that the aggregate offering price of the total number of shares so offered would purchase at such Current Market Price.

Such adjustment shall be successively made whenever any such rights or warrants are issued, and shall become effective immediately after the opening of business on the day following the date fixed for determination of shareholders entitled to receive such rights or warrants. To the extent that Common Shares are not delivered after the expiration of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such date fixed for the determination of shareholders entitled to receive such rights or warrants had not been fixed. In determining whether any rights or warrants entitle the holders to subscribe for or purchase Common Shares at less than such Current Market Price, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Management Board.

            (c) In case outstanding Common Shares shall be subdivided or reclassified into a greater number of Common Shares, the Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased, and conversely, in case outstanding Common Shares shall be combined or reclassified into a smaller number of Common Shares, the Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

            (d) In case the Company shall, by dividend or otherwise, distribute to all or substantially all holders of its Common Shares shares of any class of Capital Stock of the Company or evidences of its indebtedness or assets (including securities, but excluding any rights or warrants referred to in Section 15.05(b), excluding any dividend or distribution (x) paid exclusively in cash or (y) referred to in Section 15.05(a), and excluding any distribution referred to in Section 15.05(h) (any of the foregoing hereinafter in this Section 15.05(d)) called the "Securities")), then, in each such case, the Conversion Rate shall be increased so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the Record Date with respect to such distribution by a fraction,

                  (i) the numerator of which shall be the Current Market Price of the Common Shares on such Record Date; and

                  (ii) the denominator of which shall be the Current Market Price of the Common Shares on such Record Date less the Fair Market Value (as determined by the Management Board, whose determination shall be conclusive, and described in a resolution of the Management Board) on the Record Date of the portion of the securities so distributed applicable to one Common Share, such adjustment to become effective immediately prior to the opening of business on the day following such Record Date; provided that if the then fair market value (as so determined) of the portion of the securities so distributed applicable to one Common Share is equal to or greater than the Current Market Price on the Record Date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Noteholder shall have the right to receive upon conversion the amount of securities such holder would have received had such holder converted each Note on the Record Date. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. If the Management Board determines the fair market value of any distribution for purposes of this Section 15.05(d) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price on the applicable Record Date.

      Rights or warrants distributed by the Company to all holders of Common Shares entitling the holders thereof to subscribe for or purchase shares of the Company's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("Trigger Event"): (i) are deemed to be transferred with such Common Shares;
(ii) are not exercisable; and (iii) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 15.05 (and no adjustment to the Conversion Rate under this Section 15.05 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 15.05(d). If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights or warrants with such rights (and a termination or expiration of the existing rights or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 15.05 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights and warrants had not been issued.

      For purposes of this Section 15.05(d) and Section 15.05(a) and (b), any dividend or distribution to which this Section 15.05(d) is applicable that also includes Common Shares, or rights or warrants to subscribe for or purchase Common Shares (or both), shall be deemed instead to be (1) a dividend or distribution of the evidences of indebtedness, assets or shares of capital stock other than such Common Shares or rights or warrants (and any Conversion Rate adjustment required by this Section 15.05(d) with respect to such dividend or distribution shall then be made) immediately followed by (2) a dividend or distribution of such Common Shares or such rights or warrants (and any further Conversion Rate adjustment required by Sections 15.05(a) and 15.05(b) with respect to such dividend or distribution shall then be made), except (A) the Record Date of such dividend or distribution shall be substituted as "the date fixed for the determination of shareholders entitled to receive such dividend or other distribution", "the date fixed for the determination of shareholders entitled to receive such rights or warrants" and

"the date fixed for such determination" within the meaning of Section 15.05(a) and 15.05(b) and (B) any Common Shares included in such dividend or distribution shall not be deemed "outstanding at the close of business on the date fixed for such determination" within the meaning of Section 15.05(a).

            (e) In case the Company shall, by dividend or otherwise, distribute to all or substantially all holders of its Common Shares cash (excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary), then, in such case, the Conversion Price shall be reduced so that the same shall equal the rate determined by dividing the Conversion Price in effect on the applicable record date by a fraction,

                  (1) the numerator of which shall be the Current Market Price of the Common Shares on such Record Date; and

                  (2) the denominator of which shall be the Current Market Price of the Common Stock minus the amount distributed per ordinary share of Common Stock.

      Such adjustment shall become effective immediately after the opening of business on the day following the Record Date fixed for the determination of the shareholders entitled to receive such cash dividend or other distribution consisting exclusively of cash. If any dividend or distribution of the type described in this Section 15.05(e) is declared but not so paid or made, the Conversion Price shall again be adjusted to the Conversion Price which would then be in effect if such dividend or distribution had not been declared.

            (f) In case a tender or exchange offer made by the Company or any Subsidiary for all or any portion of the Common Shares shall expire and such tender or exchange offer (as amended upon the expiration thereof) shall require the payment to shareholders of consideration per Common Shares having a Fair Market Value (as determined by the Management Board, whose determination shall be conclusive and described in a resolution of the Management Board) that as of the last time (the "Expiration Time") tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended) exceeds the Closing Sale Price of a Common Share on the Trading Day next succeeding the Expiration Time, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the Expiration Time by a fraction,

                  (i) the numerator of which shall be the sum of (x) the Fair Market Value (determined as aforesaid) of the aggregate consideration payable to shareholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the Expiration Time (the shares deemed so accepted up to any such maximum, being referred to as the "Purchased Shares") and (y) the product of the number of Common Shares outstanding (less any Purchased Shares) at the Expiration Time and the Closing Sale Price of Common Shares on the Trading Day next succeeding the Expiration Time, and


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            (ii) the denominator of which shall be the number of Common Shares outstanding (including any tendered or exchanged shares) at the Expiration Time multiplied by the Closing Sale Price of a Common Shares on the Trading Day next succeeding the Expiration Time such adjustment to become effective immediately prior to the opening of business on the day following the Expiration Time. If the Company is obligated to purchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made.

      (g) In case of a tender or exchange offer made by a Person other than the Company or any Subsidiary for an amount that increases the offeror's ownership of Common Shares to more than twenty-five percent (25%) of the Common Shares outstanding and shall involve the payment by such Person of consideration per Common Shares having a Fair Market Value (as determined by the Management Board, whose determination shall be conclusive, and described in a resolution of the Management Board) that as of the last time (the "Offer Expiration Time") tenders or exchanges may be made pursuant to such tender or exchange offer (as it shall have been amended) exceeds the Closing Sale Price of a Common Share on the Trading Day next succeeding the Offer Expiration Time, and in which, as of the Offer Expiration Time the Management Board is not recommending rejection of the offer, the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the Offer Expiration Time by a fraction

            (i) the numerator of which shall be the sum of (x) the Fair Market Value (determined as aforesaid) of the aggregate consideration payable to shareholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all Common Shares validly tendered or exchanged and not withdrawn as of the Offer Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the "Accepted Purchased Shares") and (y) the product of the number of Common Shares outstanding (less any Accepted Purchased Shares) at the Offer Expiration Time and the Closing Sale Price of a Common Share on the Trading Day next succeeding the Offer Expiration Time, and

            (ii) the denominator of which shall be the number of Common Shares outstanding (including any tendered or exchanged shares) at the Offer Expiration Time multiplied by the Closing Sale Price of a Common Share on the Trading Day next succeeding the Offer Expiration Time, such adjustment to become effective immediately prior to the opening of business on the day following the Offer Expiration Time. If such Person is obligated to purchase shares pursuant to any such tender or exchange offer, but such Person is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made. Notwithstanding the foregoing, the adjustment described in

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this Section 15.05(g) shall not be made if, as of the Offer Expiration Time, the offering documents with respect to such offer disclose a plan or intention to cause the Company to engage in any transaction described in Article 12.

      (h) If the Company pays a dividend or makes a distribution to all holders of its Common Shares consisting of Capital Stock of any class or series, or similar equity interests, of or relating to a Subsidiary or other business unit of the Company, the Conversion Rate shall be increased so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the Record Date with respect to such distribution by a fraction,

            (i) the numerator of which shall be the sum of (A) the average of the Closing Sale Prices of the Common Shares for the ten (10) Trading Days commencing on and including the fifth Trading Day after the date on which the "ex" date (as defined below) commences for such dividend or distribution on The Nasdaq National Market, Inc. or such other national or regional exchange or market which such securities are then listed or quoted plus (B) the fair market value of the securities distributed in respect of each Common Share for which this Section 15.05(h) applies and, if the securities to be distributed are listed or quoted on The Nasdaq National Market, Inc. or such other national or regional exchange or market the fair market value shall equal the number of securities distributed in respect of each Common Share multiplied by the average of the closing sale prices of those securities distributed for the ten (10) Trading Days commencing on and including the fifth Trading Day after the "ex" date or if the securities to be distributed are not so listed, the Fair Market Value shall be determined by the Management Board, whose determination shall be conclusive, and described in a resolution of the Management Board; and

            (ii) the denominator of which shall be the average of the Closing Sale Prices of the Common Shares for the ten (10) Trading Days commencing on and including the fifth Trading Day after the Ex-Dividend Date, such adjustment to become effective immediately prior to the opening of business on the day following fifteenth Trading Day after the Ex-Dividend Date; provided that if (x) the average of the Closing Sale Prices of the Common Shares for the ten (10) Trading Days commencing on and including the fifth Trading Day after the Ex-Dividend Date minus (y) the fair market value of the securities distributed in respect of each Common Share for which this Section 15.05(h) applies (as calculated in Section 15.05(h)(i)(B) above) is less than $1.00, then the adjustment provided by for by this Section 15.05(h) shall not be made and in lieu thereof the provisions of Section 15.06 shall apply to such distribution.

      (i) For purposes of this Article 15, the following terms shall have the meanings indicated:

            (i) "Current Market Price", except as the term is used in Section 15.03(a), on any date means the average of the daily Closing Sale Prices per Common Share for the ten consecutive Trading Days immediately prior to such date; provided, however, that if:

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                        (A) the "ex" date (as hereinafter defined) for any event
                  (other than the issuance or distribution requiring such computation) that requires an adjustment to the Conversion Price pursuant to Section 15.05(a), 15.05(b), 15.05(c), 15.05(d), 15.05(e), 15.05(f), 15.05(g) or 15.05(h) occurs during such ten consecutive Trading Days, the Closing Sale Price for each Trading Day prior to the "ex" date for such other event shall be adjusted by dividing such Closing Sale Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such other event;

                        (B) the "ex" date for any event (other than the issuance
                  or distribution requiring such computation) that requires an adjustment to the Conversion Price pursuant to Section 15.05(a), 15.05(b), 15.05(c), 15.05(d), 15.05(e), 15.05(f),
                  15.05(g) or 15.05(h) occurs on or after the "ex" date for the issuance or distribution requiring such computation and prior to the day in question, the Closing Sale Price for each Trading Day on and after the "ex" date for such other event shall be adjusted by dividing such Closing Sale Price by the reciprocal of the fraction by which the Conversion Price is so required to be adjusted as a result of such other event; and

                        (C) the "ex" date for the issuance or distribution
                  requiring such computation is prior to the day in question, after taking into account any adjustment required pursuant to clause (1) or (2) of this proviso, the Sale Price for each Trading Day on or after such "ex" date shall be adjusted by adding thereto the amount of any cash and the Fair Market Value (as determined by the Management Board in a manner consistent with any determination of such value for purposes of Section 15.05(d), 15.05(e), 15.05(f), 15.05(g), or
                  15.05(h)) of the evidences of indebtedness, shares of capital stock or assets being distributed applicable to one Common Share as of the close of business on the day before such "ex" date.

      For purposes of any computation under Section 15.05(f), if the "ex" date for any event (other than the tender offer requiring such computation) that requires an adjustment to the Conversion Price pursuant to Section 15.05(a), 15.05(b), 15.05(c), 15.05(d), 15.05(e), 15.5(f), 15.05(g) or 15.05(h) occurs on or after the Expiration Time for the tender or exchange offer requiring such computation and prior to the day in question, the Closing Sale Price for each Trading Day on and after the "ex" date for such other event shall be adjusted by dividing such Closing Sale Price by the reciprocal of the fraction by which the Conversion Price is so required to be adjusted as a result of such other event. For purposes of this paragraph, the term "ex" date, when used:

                        (A) with respect to any issuance or distribution, means
                  the first date on which the Common Shares trade regular


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

                  way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution;

                        (B) with respect to any subdivision or combination of
                  Common Shares, means the first date on which the Common Shares trade regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective; and

                        (C) with respect to any tender or exchange offer, means
                  the first date on which the Common Shares trade regular way on such exchange or in such market after the Expiration Time of such offer.

      Notwithstanding the foregoing, whenever successive adjustments to the Conversion Rate or Conversion Price are called for pursuant to this Section 15.05, such adjustments shall be made to the Current Market Price as may be necessary or appropriate to effectuate the intent of this Section 15.05 and to avoid unjust or inequitable results as determined in good faith by the Board of Directors.

            (ii) "Fair Market Value" shall mean the amount a willing buyer would pay a willing seller in an arm's-length transaction.

            (iii) "Record Date" shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares have the right to receive any cash, securities or other property or in which the Common Shares (or other applicable security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Management Board or by statute, contract or otherwise).

      (j) The Company may decrease the Conversion Price, in addition to those required by Section 15.05(a), (b), (c), (d), (e), (f), (g) or (h), if the Management Board deems it advisable to avoid or diminish any income tax to Holders of Common Shares resulting from any shares or rights dividend or distribution or from any event treated as such for income tax purposes.

      (k) To the extent permitted by applicable law and Section 11.01(a), the Company may, from time to time, reduce the Conversion Price by any amount for any period of time, if such period is at least 20 days. Whenever the Conversion Price is reduced pursuant to the preceding sentence, the Company shall mail to the Trustee and each Holder at the address of such Holder as it appears in the register of the Notes maintained by the Registrar, at least 15 days prior to the date the reduced Conversion Price takes effect, a notice of the reduction stating the reduced Conversion Price and the period during which it will be in effect.

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

      (l) In the event that at any time, as a result of an adjustment made pursuant to this Section 15.05, the Holder of any Notes thereafter surrendered for conversion shall become entitled to receive any shares of stock of the Company other than Common Shares into which the Notes originally were convertible, the Conversion Price of such other shares so receivable upon conversion of any such Note shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Shares contained in subparagraphs (a) through (h) of this
Section 15.05, and the provision of Sections 15.01, 15.02 and 15.04 through
15.10 with respect to the Common Shares shall apply on like or similar terms to any such other shares and the determination of the Management Board as to any such adjustment shall be conclusive.

      (m) No adjustment shall be made (i) pursuant to Section 15.05(j) or 15.05(k) if the effect thereof would be to reduce the Conversion Price below $15.42, or (ii) pursuant to any provision of this Section 15.05 (A) if the Holders of the Notes may participate in the transaction that otherwise would give rise to an adjustment pursuant to this Section 15.05 or (B) if the consent of the holders of the Common Shares would be required for the issuance of, or the Company's agreement to issue, the Common Shares at the adjusted Conversion Price pursuant to the rules of The Nasdaq National Market, Inc. or any exchange or other market on which the Common Shares is then listed or traded and the Company has not obtained such consent in compliance with the applicable rules.

      (n) In the event of any distribution (whether in form of assets, indebtedness or certain rights, warrants or options to purchase securities) referred to in this Section 15.05 in which (i) the Fair Market Value of such distribution per Common Share equals or exceeds the average of the Closing Sale Prices of the Common Shares over the ten consecutive Trading Day period ending on the Record Date for such distribution, or (ii) such average of the Closing Sale Prices of the Common Shares exceeds the Fair Market Value of such distribution applicable to one share of Common Shares (as determined by the Board of Directors) by less than $1.00, then, in each such case, in lieu of an adjustment to the Conversion Price, adequate provision shall be made so that each Holder shall have the right to receive upon conversion of a Note, in addition to Common Shares, the kind and amount of such distribution such Holder would have received had such Holder converted such Note immediately prior to the Record Date for determining the shareholders entitled to receive the distribution.

      (o) No adjustment to the Conversion Price or the ability of a Holder of a Security to convert will be made if the Holder may otherwise participate in such distribution without conversion.

      (p) No adjustment in the Conversion Rate need be made unless the adjustment would require an increase or decrease of at least 1% in the Conversion Price. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment, which shall be made, regardless of whether the aggregate amount of such cumulative adjustments exceeds 1%, (A) annually on the anniversary of the Issue Date of the Notes, and otherwise (B)(1) five Business Days prior to maturity of the Notes (whether at final maturity date or otherwise) or (2) prior to the Redemption Date or Fundamental Change Purchase Date unless such adjustment has already been made prior the adjustment contemplated by this Section 15.05 (p)(B)(1) or (2). All calculations under this
Article 15 shall be made by the Company and shall

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

be made to the nearest cent or to the nearest one-ten thousandth (1/10,000) of a share, as the case may be. No adjustment need be made for rights to purchase Common Shares pursuant to a Company plan for reinvestment of dividends or interest or for any issuance of Common Shares or convertible or exchangeable securities or rights to purchase Common Shares or convertible or exchangeable securities. To the extent the Notes become convertible into cash, assets, property or securities (other than Capital Stock of the Company), no adjustment need be made thereafter as to the cash, assets, property or such securities. Interest will not accrue on any cash into which the Notes are convertible.

      (q) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee and any conversion agent other than the Trustee an Officers' Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers' Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the holder of each Note at his last address appearing on the Note register provided for in Section 2.05 Section of this Indenture, within twenty (20) days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of any such adjustment. In addition, whenever an adjustment in the Conversion Rate with respect to the Notes is required, the Company will issue a press release containing the relevant information and make this information publicly available on the Company's web site or through such other medium as it may use at that time to make such information publicly available.

      (r) In any case in which this Section 15.05 provides that an adjustment shall become effective immediately after (1) a Record Date for an event, (2) the date fixed for the determination of shareholders entitled to receive a dividend or distribution pursuant to Section 15.05(a), (3) a date fixed for the determination of shareholders entitled to receive rights or warrants pursuant to
Section 15.05(b), (4) the Expiration Time for any tender or exchange offer pursuant to Section 15.05(f), or (5) the Offer Expiration Time for a tender or exchange offer pursuant to Section 15.05(g)(i) (each a "Determination Date"), the Company may elect to defer until the occurrence of the applicable Adjustment Event (as hereinafter defined) (x) issuing to the holder of any Note converted after such Determination Date and before the occurrence of such Adjustment Event, the additional Common Shares or other securities issuable upon such conversion by reason of the adjustment required by such Adjustment Event over and above the Common Shares issuable upon such conversion before giving effect to such adjustment and (y) paying to such holder any amount in cash in lieu of any fractional shares. For purposes of this Section 15.05(r), the term "Adjustment Event" shall mean:

            (i) in any case referred to in clause (1) hereof, the occurrence of such event,

            (ii) in any case referred to in clause (2) hereof, the date any such dividend or distribution is paid or made,

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

            (iii) in any case referred to in clause (3) hereof, the date of expiration of such rights or warrants, and

            (iv) in any case referred to in clause (4) or clause (5) hereof, the date a sale or exchange of Common Shares pursuant to such tender or exchange offer is consummated and becomes irrevocable.

      (s) For purposes of this Section 15.05, the number of Common Shares at any time outstanding shall not include Common Shares held in the treasury of the Company but shall include Common Shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares. The Company will not pay any dividend or make any distribution on Common Shares held in the treasury of the Company.

      Section 15.06 Consolidation or Merger of the Company. If any of the following events occurs, namely:


      (a) any reclassification or change of the outstanding Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock;

      (b) any merger, consolidation, statutory share exchange or combination of the Company with another corporation as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock; or

      (c) any sale or conveyance of the properties and assets of the Company as, or substantially as, an entirety to any other corporation as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock;

the Company or the successor or purchasing corporation, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture, if such supplemental indenture is then required to so comply) providing that such Notes shall be convertible into the kind and amount of shares of stock and other securities or property or assets (including cash) which such Holder would have been entitled to receive upon such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance assuming such holder of Common Stock did not exercise its rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such merger, consolidation, statutory share exchange, sale or conveyance (provided, that if the kind or amount of securities, cash or other property receivable upon such merger, consolidation, statutory share exchange, sale or conveyance is not the same for each share of Common Stock in respect of which such rights of election shall not have been exercised (a "Non-Electing Share"), then for the purposes of this Section 15.06, the kind and amount of securities, cash or other property receivable upon such

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

merger, consolidation, statutory share exchange, sale or conveyance for each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares). Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 15. If, in the case of any such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance, the stock or other securities and assets receivable thereupon by a holder of Common Stock includes shares of stock or other securities and assets of a corporation other than the successor or purchasing corporation, as the case may be, in such reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Notes as the Management Board shall reasonably consider necessary by reason of the foregoing, including to the extent practicable the provisions providing for the conversion rights set forth in this
Article 15.

      The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at the address of such Holder as it appears on the register of the Notes maintained by the Registrar, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

      The above provisions of this Section 15.06 shall similarly apply to successive reclassifications, mergers, consolidations, statutory share exchanges, combinations, sales and conveyances.

      If this Section 15.06 applies to any event or occurrence, Section 15.05 shall not apply thereto. Notwithstanding this Section 15.06, if a Public Acquirer Fundamental Change occurs and the Company elects to adjust the Conversion Price and its conversion obligation pursuant to Section 15.12, the provisions of Section 15.12 shall apply to the conversion instead of this
Section 15.06.

      Any Additional Shares which a Holder is entitled to receive upon conversion pursuant to Section 15.01(b), if applicable, shall not be payable in shares of Common Stock, but will represent a right to receive the aggregate amount of cash, securities or other property into which the Additional Shares would convert as a result of such recapitalization, consolidation, merger, share transfer, acquisition or share exchange.

      Section 15.07 Rights Issued In Respect Of Common Shares Issued Upon Conversion. Each Common Share issued upon conversion of Notes pursuant to this
Article 15 shall be entitled to receive the appropriate number of common share or preferred share purchase rights, as the case may be (the "Rights"), if any, that Common Shares are entitled to receive and the certificates representing the Common Shares issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any shareholder rights agreement adopted by the Company, as the same may be amended from time to time (in each case, a "Rights Agreement"); provided that, notwithstanding anything else to the contrary in this Article 15, there shall not be any adjustment to the Conversion Rate as a result of the issuance of Rights, but an adjustment to the Conversion Rate shall be made pursuant to Section 15.05(b) if the Rights shall have been separated from the Common Shares on or prior to the date of conversion.

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

      Section 15.08 Taxes on Shares Issued. The issue of Common Share certificates on conversions of Notes shall be made without charge to the converting Noteholder for any tax in respect of the issue thereof. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of Common Shares in any name other than that of the holder of any Note converted, and the Company shall not be required to issue or deliver any such Common Share certificate unless and until the Person or Persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

      Section 15.09 Reservation of Common Shares; Common Shares to Be Fully Paid; Compliance with Governmental Requirements; Listing of Common Shares. The Company shall reserve and provide, free from preemptive rights, out of its authorized but unissued Common Shares or Common Shares held in treasury, sufficient Common Shares to provide for the conversion of the Notes from time to time as such Notes are presented for conversion.

      Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value, if any, of the Common Shares issuable upon conversion of the Notes, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue such Common Shares at such adjusted Conversion Price.

      The Company covenants that all Common Shares which may be issued upon conversion of Notes will upon issue be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof, except as provided in Section 15.08.

      The Company further covenants that, if at any time the Common Shares shall be listed on The Nasdaq National Market, Inc., Euronext Amsterdam or any other national securities exchange or automated quotation system, the Company will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Shares shall be so listed on such exchange or automated quotation system, all Common Shares issuable upon conversion of the Notes; provided, however, that, if the rules of such exchange or automated quotation system permit the Company to defer the listing of such Common Shares until the first conversion of the Notes into Common Shares in accordance with the provisions of this Indenture, the Company covenants to list such Common Shares issuable upon conversion of the Notes in accordance with the requirements of such exchange or automated quotation system at such time.

      Section 15.10 Responsibility of Trustee. The Trustee and any other conversion agent shall not at any time be under any duty or responsibility to any holder of Notes to determine the Conversion Price or Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other conversion agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities or property, which may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any other conversion agent make no representations with respect thereto. Neither the Trustee nor any conversion

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agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or Common Share certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 15. Without limiting the generality of the foregoing, neither the Trustee nor any conversion agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 15.06 relating either to the kind or amount of Common Shares or other securities or property (including cash) receivable by Noteholders upon the conversion of their Notes after any event referred to in such Section 15.06 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 8.01, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers' Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

      Section 15.11 Notice to Holders Prior to Certain Actions. In case:


      (a) the Company shall declare a dividend (or any other distribution) on its Common Shares that would require an adjustment in the Conversion Rate pursuant to Section 15.05; or

      (b) the Company shall authorize the granting to the holders of all or substantially all of its Common Shares of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

      (c) of any reclassification or reorganization of the Common Shares of the Company (other than a subdivision or combination of its outstanding Common Shares, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company and its consolidated Subsidiaries, taken as a whole; or

      (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

the Company shall cause to be filed with the Trustee and to be mailed to each holder of Notes at his address appearing on the Note Register provided for in
Section 2.05 of this Indenture, as promptly as possible but in any event at least ten (10) days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

      Section 15.12 Conversion After a Public Acquirer Fundamental Change.


      (a) In the event of a Public Acquirer Fundamental Change, the Company may, in lieu of issuing the Additional Shares pursuant to Section 15.01(b), elect to adjust the Conversion Price and the related conversion obligation such that from and after the Effective Date of such Public Acquirer Fundamental Change, Holders of the Note will be entitled to convert their Note, in accordance with Section
15.02 hereof, into a number of shares of Public Acquirer Common Stock by adjusting the Conversion Price in effect immediately before the Public Acquirer Fundamental Change by multiplying it by a fraction:

            (i) the numerator of which will be the average of the Closing Sale Prices of the Public Acquirer Common Stock for the five consecutive Trading Days commencing on the Trading Day next succeeding the effective date of such Public Acquirer Fundamental Change, and

            (ii) the denominator of which will be (A) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which the Common Shares is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by the Management Board) paid or payable per Common Share or
      (B) in the case of any other Public Acquirer Fundamental Change, the average of the Closing Sale Price of the Common Shares for the five consecutive Trading Days prior to but excluding the Effective Date of such Public Acquirer Fundamental Change.

      (b) The Company will notify Holders of its election by providing notice as set forth in Section 15.01(c).

                                  ARTICLE 16.
                            MISCELLANEOUS PROVISIONS

      Section 16.01 Provisions Binding on Company's Successors. All the covenants, stipulations, promises and agreements by the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

      Section 16.02 Official Acts by Successor Corporation. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or Officer of any Person that shall at the time be the lawful sole successor of the Company.

      Section 16.03 Addresses for Notices, etc. Any notice or demand which by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the holders of Notes on the Company shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Trustee) to

[ASM International N.V., ASM International N.V., Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands, Attention: Lies Rijnveld (Fax: +31 (30) 228 7469)]. Any notice, direction, request or demand hereunder to or upon the Trustee shall be given or served by being deposited, postage prepaid, by registered or certified mail in a post office letter box addressed to the Corporate Trust Office, which office is, at the date as of which this Indenture is dated, located at 388 Greenwich Street, 14th Floor, New York, New York 10013,
Attention: Agency & Trust (Account of ASM International N.V.).

      The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

      Any notice or communication mailed to a Noteholder shall be mailed to him by first class mail, postage prepaid, at his address as it appears on the Note Register and shall be sufficiently given to him if so mailed within the time prescribed.

      Failure to mail a notice or communication to a Noteholder or any defect in it shall not affect its sufficiency with respect to other Noteholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it; provided, however, that any notice or communication to the Trustee shall be deemed given only upon receipt.

      Section 16.04 Governing Law. This Indenture and each Note shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of the State of New York, without regard to the conflict of laws provisions thereof.

      Section 16.05 Evidence of Compliance with Conditions Precedent; Certificates To Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

      Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include: (1) a statement that the person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statement or opinion contained in such certificate or opinion is based; (3)a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

      Section 16.06 Legal Holidays. In any case in which the date of maturity of interest on or principal of the Notes or the Redemption Date or Fundamental Change Purchase Date of any Note will not be a Business Day, then payment of such interest on or principal of the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity, the Redemption Date or the Fundamental

Change Purchase Date and no interest on such payment shall accrue for the period from and after such date.

      Section 16.07 Trust Indenture Act. This Indenture is hereby made subject to, and shall be governed by, the provisions of the Trust Indenture Act required to be part of and to govern indentures qualified under the Trust Indenture Act; provided, however, that this Section 16.07 shall not require this Indenture or the Trustee to be qualified under the Trust Indenture Act prior to the time such qualification is in fact required under the terms of the Trust Indenture Act, nor shall it constitute any admission or acknowledgment by any party to the Indenture that any such qualification is required prior to the time such qualification is in fact required under the terms of the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in an indenture qualified under the Trust Indenture Act, such required provision shall control.

      Section 16.08 No Security Interest Created. Nothing in this Indenture or the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction in which property of the Company and its Subsidiaries is located, other than the security interest granted to the Trustee in Section 8.06.

      Section 16.09 Benefits of Indenture. Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any paying agent, any authenticating agent, any Note Registrar and their successors hereunder, the holders of Notes and the holders of Senior Indebtedness, any benefit or any legal or equitable right, remedy or claim under this Indenture.

      Section 16.10 Table of Contents, Headings, etc. The table of contents and the titles and headings of the articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

      Section 16.11 Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf, and subject to its direction, in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, 2.05, 2.06, 2.07, 3.03 and 3.05, as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes "by the Trustee" and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee's certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 8.09.

      Any corporation into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation is otherwise eligible under this Section 16.11, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation.

      Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee shall either promptly appoint a successor authenticating agent or itself assume the duties and obligations of the former authenticating agent under this Indenture and, upon such appointment of a successor authenticating agent, if made, shall give written notice of such appointment of a successor authenticating agent to the Company and shall mail notice of such appointment of a successor authenticating agent to all holders of Notes as the names and addresses of such holders appear on the Note Register.

      The Company agrees to pay to the authenticating agent from time to time such reasonable compensation for its services as shall be agreed upon in writing between the Company and the authenticating agent.

      The provisions of Section 8.02, 8.03, 8.04, 9.03 and this Section 16.11 shall be applicable to any authenticating agent.

      Section 16.12 Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

      Section 16.13 Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      Citibank, N.A. hereby accepts the trusts in this Indenture declared and provided, upon the terms and conditions herein above set forth.

      IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed.

                                    ASM INTERNATIONAL N.V.



                                    By:   /s/ Robert de Bakker
                                       ---------------------------------------
                                    Name:     Robert de Bakker
                                         -------------------------------------
                                    Title:    Chief Financial Officer
                                          ------------------------------------


                                    CITIBANK, N.A., as Trustee



                                    By:   /s/ Louis Piscitelli
                                       ---------------------------------------
                                    Name:     Louis Piscitelli
                                         -------------------------------------
                                    Title:    Vice President
                                          ------------------------------------

                                                                       EXHIBIT A

                       [FACE OF SERIES A OR SERIES B NOTE]

      [Insert if required pursuant to Section 2.05(d)(iii) for a Regulation S Note:] [THE NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF UNITED STATES PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS ACQUIRING THE NOTES IN AN "OFFSHORE TRANSACTION" AS DEFINED IN RULE 902(H) UNDER THE SECURITIES ACT; (2) AGREES THAT IT WILL NOT, PRIOR TO EXPIRATION OF THE DISTRIBUTION COMPLIANCE PERIOD ENDING AT LEAST 40 DAYS AFTER THE LATER OF THE CLOSING DATE OF THE INITIAL OFFERING OF NOTES AND THE LAST CLOSING DATE IN RESPECT OF ANY ADDITIONAL NOTES ISSUED (AS DEFINED IN THE PURCHASE AGREEMENT), RESELL OR OTHERWISE TRANSFER THE NOTE EVIDENCED HEREBY OR THE COMMON SHARES ISSUABLE UPON CONVERSION OF SUCH NOTE EXCEPT (A) TO ASM INTERNATIONAL N.V. OR ANY AFFILIATE THEREOF OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR 904 UNDER THE SECURITIES ACT; (3) AGREES, PRIOR TO SUCH TRANSFER, TO FURNISH TO CITIBANK, N.A., AS TRUSTEE (OR A SUCCESSOR TRUSTEE, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS THE TRUSTEE MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (4) AGREES TO DELIVER TO EACH PERSON TO WHOM THE NOTE EVIDENCED HEREBY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS "UNITED STATES" AND "UNITED STATES PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.]

      [Insert if required pursuant to Section 2.05(d)(iii) for a Restricted Note:] [THE NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, UNITED STATES PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A UNITED STATES PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT; (2) AGREES THAT IT WILL NOT, PRIOR TO EXPIRATION OF THE HOLDING PERIOD APPLICABLE TO SALES OF THE NOTE EVIDENCED HEREBY UNDER RULE 144(K) UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION), RESELL OR OTHERWISE TRANSFER THE NOTE EVIDENCED HEREBY OR THE COMMON SHARES ISSUABLE UPON CONVERSION OF SUCH NOTE EXCEPT (A) TO ASM INTERNATIONAL N.V. OR ITS AFFILIATES,
(B)

INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR 904 UNDER THE SECURITIES ACT OR (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE);
(3) PRIOR TO SUCH TRANSFER, AGREES THAT IT WILL FURNISH TO CITIBANK, N.A., AS REGISTRAR (OR A SUCCESSOR REGISTRAR, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (4) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THE NOTE EVIDENCED HEREBY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THIS LEGEND WILL BE REMOVED UPON THE TRANSFER OF THE NOTE EVIDENCED HEREBY UNDER RULE 144(K) UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION) OR A TRANSFER PURSUANT TO CLAUSE (2)(C) OR CLAUSE (2)(D) ABOVE. AS USED HEREIN, THE TERMS "UNITED STATES" AND "UNITED STATES PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.]

      [Each Global Note shall bear the following legend:]

      [THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

      [Each Global Note for which The Depository Trust Company is the Depositary shall bear the following legend:]

      [Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is required by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

                             ASM INTERNATIONAL N.V.

                  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2011

                                                     CUSIP: [00207D AF 9] [144A]
                                                           [N07045 AC 6] [REG S]
                                                     ISIN: [US00207DAF96] [144A]
                                                          [USN07045AC63] [REG S]

No.                                                                [$          ]


      ASM International N.V., a public limited liability corporation organized under the laws of the Kingdom of the Netherlands (herein called the "Company", which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to or its registered assigns, [For Certificated
Notes only: the principal sum of                              DOLLARS
($             )] [For Global Notes only: the principal sum set forth on
Schedule I hereto] on December 6, 2011, at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, semi-annually on June 6 and December 6 of each year, commencing December 6, 2004, on said principal sum at said office or agency, in like coin or currency, at the rate per annum of 4.25%, from the June 6 or December 6, as the case may be, next preceding the date of this Note to which interest has been paid or duly provided for, unless the date hereof is a date to which interest has been paid or duly provided for, in which case from the date of this Note, or unless no interest has been paid or duly provided for on the Notes, in which case from December 6, 2004, until payment of said principal sum has been made or duly provided for; provided, however, that if the Company shall default in the payment of interest due on such June 6 or December 6, then this Note shall bear interest from the next preceding June 6 or December 6 to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for on such Note, from December 6, 2004. The Company further hereby promises to pay, at said office or agency, in like coin or currency, any Liquidated Damages that it may from time to time be required to pay at the same time and in the same manner as payments of interest as specified above. Except as otherwise provided in the Indenture, the interest and Liquidated Damages payable on this Note pursuant to the Indenture on any June 6 or December 6 will be paid to the Person entitled thereto as it appears in the Note Register at the close of business on the interest record date, which shall be the May 23 or November 22 (whether or not a Business Day) next preceding such June 6 or December 6, as provided in the Indenture; provided, however, that any such interest not punctually paid or duly provided for shall be payable as provided in the Indenture. Interest and Liquidated Damages may, at the option of the Company, be paid either (i) by check mailed to the registered address of such Person (provided that the holder of Notes with an aggregate principal amount in excess of $2,000,000 shall, at the written election of such holder, be paid by wire transfer of immediately available funds) or (ii) by transfer to an account maintained by such Person located in the United States; provided, however, that payments to the Depositary and its participants Euroclear and Clearstream Luxembourg will be made by wire transfer of immediately available funds to the account of the Depositary and its participants Euroclear and Clearstream Luxembourg, as applicable, or their respective appropriate nominee.

      Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions subordinating the payment of principal of and premium, if any, and interest on the Notes to the prior payment in full of all Senior Indebtedness, as defined in the Indenture, and provisions giving the holder of this Note the right to convert this Note into Common Shares of the Company on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

      This Note shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of the State of New York, without regard to principles of conflicts of laws.

      This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

                                    ASM INTERNATIONAL N.V.



                                    By:
                                       ---------------------------------------
                                    Name:
                                         -------------------------------------
                                    Title:
                                          ------------------------------------
                                    Dated:
                                          ------------------------------------

Attest:
       -----------------------------
Name:
     -------------------------------
Title:
      ------------------------------
Dated:
      ------------------------------

                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

      This is one of the Notes described in the within-named Indenture.

                                    CITIBANK, N.A., as Trustee




                                    By:
                                       ---------------------------------------
                                    Dated:
                                          ------------------------------------

                                 REVERSE OF NOTE

                             ASM INTERNATIONAL N.V.

                  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2011


      This Note is one of a duly authorized issue of Notes of the Company, designated as its 4.25% Convertible Subordinated Notes due 2011 (herein called the "Notes"), limited in aggregate principal amount of $150,000,000, all issued or to be issued under and pursuant to an Indenture dated as of December 6, 2004 (herein called the "Indenture"), between the Company and Citibank, N.A., as trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Notes.

      In case an Event of Default (as defined in the Indenture) shall have occurred and be continuing, the principal of, premium, if any, and accrued interest (including Liquidated Damages, if any) on all Notes may be declared by either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

      The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Notes at the time outstanding, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or (ii) reduce the rate or extend the time of payment of interest thereon, or (iii) reduce the principal amount thereof or premium, if any, thereon, or (iv) reduce any amount payable on redemption or repurchase thereof, or (v) impair the right of any holder to institute suit for the payment thereof, or (vi) make the principal thereof or interest or premium, if any, thereon payable in any coin or currency other than that provided in the Notes, or (vii) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the Noteholders in any material respect, or (viii) change the obligation of the Company to repurchase any Note upon the happening of a Fundamental Change in a manner adverse to the holder of Notes, or (ix) impair the right to convert the Notes pursuant to the terms set forth in the Indenture, including Section 15.06 thereof, or (x) reduce the number of Common Shares, cash or the amount of any other property receivable upon conversion, or change any obligation of the Company to maintain an office or agency in the places and for the purposed specified in the Indenture, or (xi) reduce the quorum or voting requirements under the Indenture, or, (xii) except as otherwise provided in Article 11 of the Indenture, modify certain of the provisions of the Indenture relating to modification or waiver of provisions of the Indenture, or (xiii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture in each case, without the consent of the holder of each Note so affected. Subject to the provisions of the Indenture, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past default or Event of Default under the Indenture and its consequences except (i) a default in the payment of interest

(including Liquidated Damages, as defined in the Indenture, if any) or any premium on, or the principal of, any of the Notes, (ii) or a failure by the Company to convert any Notes pursuant to Article 15 of the Indenture, or (iii) a default in the payment of the redemption price or Fundamental Change Purchase Price or (iv) a default in respect of a covenant or provisions of the Indenture which under Article 11 of the Indenture cannot be modified without the consent of the holders of each or all Notes then outstanding or affected thereby. Any such consent or waiver by the Holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Note and any Notes which may be issued in exchange or substitution hereof, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

      The indebtedness evidenced by the Notes is, to the extent and in the manner provided in the Indenture, expressly subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding at the date of the Indenture or thereafter incurred, and this Note is issued subject to the provisions of the Indenture with respect to such subordination. Each holder of this Note, by accepting the same, agrees to and shall be bound by such provisions and authorizes the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination so provided and appoints the Trustee his attorney-in-fact for such purpose.

      No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest (including Liquidated Damages, if any) on this Note at the place, at the respective times, at the rate and in the coin or currency herein prescribed.

      Interest on the Notes shall be computed on the basis of a 360 day year of twelve 30 day months.

      The Notes are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and any integral multiple of $1,000. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, without payment of any service charge but with payment of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration or exchange of Notes, Notes may be exchanged for a like aggregate principal amount of Notes of any other authorized denominations.

      Except as otherwise provided in Section 3.05 of the Indenture and Section
3.08 of the Indenture, at any time on or after December 6, 2007, and prior to maturity, the Notes may be redeemed at the option of the Company, in whole or in part, upon notice as set forth in Section 3.02 of the Indenture, at a redemption price equal to $1,000 per $1,000 aggregate principal amount of Notes to be redeemed plus accrued and unpaid interest, if any (including Liquidated Damages, if any) to the date of redemption if the Closing Price of the Common Shares shall have exceeded 130% of the Conversion Price then in effect for at least 20 Trading Days in the consecutive 30 Trading Day period ending on the date that notice of redemption is given pursuant to Section 3.02 of the Indenture or two
(2) Business Days prior to the date such notice is given.

      The Company may not redeem the Notes if it has failed to pay any interest on the Notes when due and such failure to pay is continuing or if Additional Amounts are or will become payable on the Notes, except as otherwise provided in
Section 3.05 of the Indenture and Section 3.08 of the Indenture.

      The Notes are not subject to redemption through the operation of any sinking fund.

      If a Fundamental Change occurs at any time prior to maturity of the Notes, the Notes will be redeemable for the Fundamental Change Purchase Price as of the Fundamental Change Purchase Date, together with accrued but unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, subject to satisfaction by or on behalf of the holder of the requirements set forth in
Section 3.05(c) of the Indenture at the option of the holder of the Notes; provided, however, that, if such Fundamental Change Purchase Date is a date after a Record Date and on or prior to an interest payment date, then the interest payable on such interest payment date shall be paid to the holders of record of the Notes on the applicable interest record date instead of the holders surrendering the Notes for redemption on such date.

      The Notes will be redeemable in multiples of $1,000 principal amount. The Company shall mail to all holders of record of the Notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the 10th day after the occurrence of such Fundamental Change. For a Note to be so redeemed at the option of the holder, the Company must receive at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, the form entitled "Option to Elect Repayment Upon a Fundamental Change" on the reverse thereof duly completed, on or before the 30th day after the date of such notice of a Fundamental Change (or if such 30th day is not a Business Day, the immediately succeeding Business Day).

      Holders have the right to withdraw any Fundamental Change Purchase Notice, as the case may be, by delivering to the paying agent a written notice of withdrawal in accordance with the provisions of the Indenture.

      In case of redemptions pursuant to Section 3.01 of the Indenture or repurchases pursuant to Section 3.05 of the Indenture, if the paying agent holds money sufficient to pay the redemption price of the Notes or the Fundamental Change Purchase Price, as applicable, for which a redemption notice or a Fundamental Change Purchase Notice, as applicable, has been given on the Business Day following the Redemption Date or the Fundamental Change Purchase Date, as applicable, in accordance with the terms of this Indenture, then, immediately after the Redemption Date or the Fundamental Change Purchase Date, as applicable, the Notes will cease to be outstanding and interest on the Notes will cease to accrue, whether or not the Notes are delivered to the paying agent. Thereafter, all other rights of the Holder shall terminate, other than the right to receive the redemption price or the Fundamental Change Purchase Price, as applicable, upon delivery of the Notes.

      Subject to the provisions of the Indenture, the holder hereof has the right, at its option, at any time prior to the close of business on the final maturity date of the Notes, or, as to all or any portion hereof called for redemption, prior to the close of business on the Business Day immediately preceding the date fixed for redemption (unless the Company shall default in payment due upon redemption thereof), to convert the Notes into, in respect of each $1,000 principal amount of such Note, [(1) prior to the Shareholder Approval Date, (i) an amount of cash equal to the lesser of (x) the aggregate principal amount of the Note or
(y) the Conversion Value of such Note as of the Conversion Notice Date, plus
(ii) the number of Common Shares (as such shares shall then be constituted), equal in value to the excess (if any) of the Conversion Value of the Note as of the Conversion Notice Date over the aggregate principal amount of the Notes, subject to a maximum of 28 Common Shares per $1,000 principal amount of Notes; and (2) on and after the Shareholder Approval Date,]1 that number of fully paid Common Shares (as such shares shall then be constituted) obtained by dividing the principal amount of the Note or portion thereof surrendered for conversion by the Conversion Price in effect at such time, upon submission of a conversion notice as provided in the Indenture (the form entitled "Conversion Notice" on the reverse hereof), to the Company at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, or at the option of such holder, the Corporate Trust Office, and, unless the Common Shares issuable on conversion are to be issued in the same name as this Note, accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the holder or by his duly authorized attorney. No adjustment in respect of interest on any Note converted or dividends on any shares issued upon conversion of such Note will be made upon any conversion except as set forth in the next sentence.

      In the case of any Note (or portion thereof) that is converted pursuant to
Article 15 of the Indenture during the period from (but excluding) a interest record date to (but excluding) the next succeeding interest payment date if such Note (or portion thereof) that is submitted for conversion during such period shall be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The immediately preceding sentence shall not apply (x) if a Fundamental Change Purchase Date falls during such period, (y) to any overdue interest that exists on the date of conversion with respect to such Note, or (z) to a holder that converts Notes after a Record Date but prior to the corresponding interest payment date that has been called for redemption with a Redemption Date that is on or prior to the third Business Day after such interest payment date. If the Notes are called for redemption on a date that is after a Record Date but on or prior to the third Business Day after the corresponding interest payment date, and prior to the interest payment date the holder chooses to convert the Notes, the holder shall receive on the Redemption Date the amount of interest that would have been payable if the Notes had not been converted, unless interest has otherwise been paid on the Notes on the interest payment date.

      No fractional shares will be issued upon any conversion, but payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Note or Notes for conversion. A Note in respect of which a Holder is exercising its right to require redemption upon a Fundamental Change may be converted only if such Holder withdraws its election to exercise such right in accordance with the terms of the Indenture. Other than for redemptions made pursuant to Section 3.08 of the Indenture, any Notes called for redemption, unless surrendered for conversion by the Holders thereof on or before the close of business on the Business Day preceding the date fixed for redemption, may be deemed to be purchased from the Holders of such Notes for an amount equal to the applicable redemption price, together with accrued but unpaid interest (including Liquidated Damages, if any) to (but excluding) the date fixed for redemption, by one or more investment banks or other purchasers who may agree with the Company
(i) to purchase such

--------------
1 Delete if the Note is a Series B Note, and if a certificate representing Series B Notes is issued pursuant to Section 3.08.

Notes from the holders thereof and convert them into shares of the Company's Common Shares and (ii) to make payment for such Notes as aforesaid to the Trustee in trust for the holders.

      A Note in respect of which a holder has delivered a Fundamental Change Purchase Notice, exercising the option of such holder to require the Company to repurchase such Note, may be converted only if such Fundamental Change Purchase Notice is withdrawn in accordance with the terms of the Indenture.

      If the Company (i) is a party to a consolidation, merger or binding share exchange, (ii) reclassifies the Common Shares or (iii) conveys, transfers or leases its properties and assets substantially as an entirety to any Person, the right to convert a Note into Common Shares may be changed into a right to convert it into securities, cash or other assets of the Company or such other Person, in each case in accordance with the Indenture.

      Upon due presentment for registration of transfer of this Note at the office or agency of the Company maintained for that purpose in accordance with the terms of the Indenture, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange thereof, subject to the limitations provided in the Indenture, without charge except for any tax, assessment or other governmental charge imposed in connection therewith.

      The Company, the Trustee, any authenticating agent, any paying agent, any conversion agent and any Note Registrar may deem and treat the registered holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon made by anyone other than the Company or any Note Registrar) for the purpose of receiving payment hereof, or on account hereof, for the conversion hereof and for all other purposes, and neither the Company nor the Trustee nor any other authenticating agent nor any paying agent nor any other conversion agent nor any Note Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered holder shall, to the extent of the sum or sums paid, satisfy and discharge liability for monies payable on this Note.

      To the extent permitted by law, no recourse for the payment of the principal of or any premium or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any supplemental indenture or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, officer or director or subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

      This Note shall be deemed to be a contract made under the laws of New York, and for all purposes shall be construed in accordance with the laws of New York, without regard to principles of conflicts of laws.

      Terms used in this Note and defined in the Indenture are used herein as therein defined.

                                  ABBREVIATIONS

      The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations.

            TEN COM = tenants in common

            UNIF GIFT MIN ACT = Uniform Gift to Minors Act

            TEN ENJ = tenants by the entireties

            CUST = custodian

            JT TEN = joint tenants with right of survivorship and not as tenants in common

      Additional abbreviations may also be used though not in the above list.

                                CONVERSION NOTICE

TO:   ASM INTERNATIONAL N.V.
      Jan van Eycklaan 10
      3723 BC Bilthoven
      The Netherlands
      Attention: Robert L. de Bakker

      The undersigned registered owner of this Note hereby irrevocably exercises the option to convert this Note, or the portion thereof (which is $ 1,000 or an integral multiple thereof) below designated, into (1) Common Shares of ASM International N.V., in the form of:

      [ ]  Dutch Bearer Shares

                              [Select One]

      [ ]  New York Shares

and (2) prior to the Shareholder Approval Date, cash, in accordance with the terms of the Indenture referred to in this Note, and directs that the shares issuable and deliverable upon such conversion, together with any check in payment for (1) such cash; and (2) fractional shares and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered holder hereof unless a different name has been indicated below. If shares or any portion of this Note not converted are to be issued in the name of a person other than the undersigned, the undersigned will provide the appropriate information below and pay all transfer taxes payable with respect thereto. Any amount required to be paid by the undersigned on account of interest accompanies this Note.

Dated:
      ------------------------------

------------------------------------

------------------------------------

Signature(s)

      Signature(s) must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Note Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Note Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

      ------------------------------------
      Signature Guarantee

      Fill in the registration of Common Shares if to be issued, and Notes if to be delivered, other than to and in the name of the registered holder:

------------------------------
(Name)

------------------------------
(Street Address)

------------------------------
(City, State and Zip Code)

------------------------------
Please print name and address

Principal amount to be converted (if less than all):

------------------------------

Social Security or Other Taxpayer Identification Number:

------------------------------

                            FORM OF REPURCHASE NOTICE

TO:   ASM INTERNATIONAL N.V.
      Jan van Eycklaan 10
      3723 BC Bilthoven
      The Netherlands

      The undersigned registered owner of this Note hereby acknowledges receipt of a notice from ASM International N.V. (the "Company") as to the occurrence of a Fundamental Change with respect to the Company and requests and instructs the Company to repurchase the entire principal amount of this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Note at the price of 100% of such entire principal amount or portion thereof, together with accrued interest to, but excluding, such Fundamental Change Repurchase Date, to the registered holder hereof.

Dated:
      ------------------------------

------------------------------------

------------------------------------

Signature(s)

                                    NOTICE: The above signatures of the
                                    holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

                                    Principal amount to be repaid (if less than all):

                                    ------------------------------------

                                    ------------------------------------
                                    Social Security or Other Taxpayer
                                    Identification Number

                                    ------------------------------------
                                    If Notes to be repurchased are certificated, certificate number

Dated:

                                    ------------------------------------


                                    ------------------------------------
                                    Signature(s)

                                    Signature(s) must be guaranteed by an
                                    "eligible guarantor institution" meeting the requirements of the Note Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Note Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                    ------------------------------------
                                    Signature Guarantee

NOTICE: The signature of the conversion notice, the option to elect repayment upon a Fundamental Change or the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

                                   Schedule I

                 [Include as Schedule I only for a Global Note]


                             ASM INTERNATIONAL N.V.
                  4.25% Convertible Subordinated Notes Due 2011

No. 001

                              Notation Explaining          Authorized
Date      Principal Amount    Principal Amount Recorded    Signature of Trustee
----      ----------------    -------------------------    --------------------



                                                                       EXHIBIT C

                               FORM OF CERTIFICATE

               FOR EXCHANGE OR TRANSFER OF RESTRICTED GLOBAL NOTE

       (exchanges or transfers pursuant to Section 2.05 of the Indenture)


CITIBANK, N.A.

Re:   US$150,000,000 4.25% Convertible Subordinated Notes due 2011 (the "Notes")


      Reference is hereby made to the Indenture, dated as of December 6, 2004 (the "Indenture"), among ASM International N.V. and Citibank, N.A., as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

      This letter relates to U.S.$150,000,000 principal amount of Notes which are held as a beneficial interest in the Restricted Global Note (CUSIP No. 00207D AF 9) with DTC in the name of [name of transferor] (the "Transferor"). The Transferor has requested an exchange or transfer of such beneficial interest for an interest in the Regulation S Global Note (CUSIP No. N07045 AC 6) to be held through [Euroclear Bank S.A./N.V./Clearstream Luxembourg, societe anonyme] (ISIN Code USN07045AC63) (Common Code 020741953).

      In connection with such request and in respect of such Notes, the Transferor does hereby certify that such exchange or transfer has been effected in accordance with the transfer restrictions set forth in the Notes and (i) that, with respect to exchanges or transfer made in reliance on Regulation S under the Securities Act:

            (1) the offer of the Notes was not made to a person in the United States;

            (2) (A) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the transferee was outside the United States, or

                (B) the transaction was executed in, on or through the
            facilities of a designated offshore securities market and neither the Transferor nor any person acting on our behalf knows that the transaction was prearranged with a buyer in the United States;

            (3) no directed selling efforts have been made in contravention of the requirements of Rule 904 of Regulation S under the Securities Act, as applicable; and

            (4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

or (ii) that, with respect to exchanges or transfers made in reliance on Rule 144 under the Securities Act, the transaction is permitted under the Securities Act.

      This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

                                    [Insert Name of Transferor]



                                    By:
                                       ---------------------------------------
                                    Name:
                                         -------------------------------------
                                    Title:
                                          ------------------------------------

Dated:          ,

cc:

                                                                       EXHIBIT D

                               FORM OF CERTIFICATE

                    FOR EXCHANGE OF REGULATION S GLOBAL NOTE

              (exchanges pursuant to Section 2.05 of the Indenture)


CITIBANK, N.A.

Re:   US$150,000,000 4.25% Convertible Subordinated Notes due 2011 (the "Notes")


      Reference is hereby made to the Indenture, dated as of December 6, 2004 (the "Indenture"), among ASM International N.V. and Citibank, N.A., as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

      This letter relates to U.S.$150,000,000 principal amount of Notes which are held as a beneficial interest in the Regulation S Global Note through [Euroclear Bank S.A./N.V/Clearstream Luxembourg, societe anonyme] in the name of [holder] (the "Holder"). The Holder has requested an exchange of such beneficial interest for an interest in the Restricted Global Note (CUSIP No. 00207D AF 9) to be held through DTC.

      In connection with such request, Holder does hereby certify that it is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act, and it is acquiring such interest in the Restricted Global Note in a transaction meeting the requirements of Rule 144A and in accordance with applicable securities laws of any state or other jurisdiction of the United States.

      This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

                                    [Insert name of holder]



                                    By:
                                       ---------------------------------------
                                    Name:
                                         -------------------------------------
                                    Title:
                                          ------------------------------------
Dated:          ,

cc:

                                                                       EXHIBIT E

                               FORM OF CERTIFICATE

                    FOR TRANSFER OF REGULATION S GLOBAL NOTE

              (transfers pursuant to Section 2.05 of the Indenture)


CITIBANK, N.A.

Re:   US$150,000,000 4.25% Convertible Subordinated Notes due 20 11 (the
      "Notes")


      Reference is hereby made to the Indenture, dated as of December 6, 2004 (the "Indenture"), among ASM International N.V. and Citibank, N.A., as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

      This letter relates to U.S.$150,000,000 principal amount of Notes which are held as a beneficial interest in the Regulation S Global Note through [Euroclear Bank S.A./N.V/Clearstream Luxembourg, societe anonyme] in the name of [transferor] (the "Transferor"). The Transferor wishes to transfer to [transferee] (the "Transferee") such beneficial interest in the form of an interest in the Restricted Note (CUSIP No. 00207D AF 9) to be held through DTC.

      In connection with such request, the Transferee does hereby certify that it is acquiring such beneficial interest for its own account or for an account or accounts with respect to which it exercises sole investment discretion and that it and, if applicable, each such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act, and it is acquiring such Notes in a transaction meeting the requirements of Rule 144A and in accordance with applicable securities laws of any state or other jurisdiction of the United States.

      This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

                                    [Insert name of Transferee]



                                    By:
                                       ---------------------------------------
                                    Name:
                                         -------------------------------------
                                    Title:
                                          ------------------------------------
Dated:          ,

cc:




                                      E-1